Filed Pursuant to Rule 424(b)(4)
File No. 333-134791
PROSPECTUS

4,500,000 Shares

COMMON STOCK

XenoPort, Inc. is offering 4,500,000 shares of its common stock.

Our common stock is quoted on the Nasdaq National Market under the symbol “XNPT.” On June 21, 2006, the reported last sale price of our common stock on the Nasdaq National Market was $17.35 per share.

Investing in our common stock involves risks. See “Risk Factors” beginning on page 7.

PRICE $17.00 A SHARE

		Underwriting
	Price to	Discounts and	Proceeds to
	Public	Commissions	XenoPort
Per Share	$17.0000	$.9775	$16.0225
Total	$76,500,000	$4,398,750	$72,101,250

We have granted the underwriters the right to purchase up to an additional 675,000 shares of common stock to cover over-allotments.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Morgan Stanley & Co. Incorporated expects to deliver the shares to purchasers on June 27, 2006.

MORGAN STANLEY
DEUTSCHE BANK SECURITIES
PACIFIC GROWTH EQUITIES, LLC

June 21, 2006

You should rely only on the information contained in this prospectus or contained in any free writing prospectus that we may authorize to be delivered to you. We have not, and the underwriters have not, authorized anyone to provide you with additional or different information. We are offering to sell shares of common stock, and seeking offers to buy shares of common stock, only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of when this prospectus is delivered or when any sale of our common stock occurs.

We have not taken any action to permit a public offering of the shares of common stock outside the United States or to permit the possession or distribution of this prospectus outside the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of common stock and the distribution of this prospectus outside of the United States.

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PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus that we consider important to investors. You should read the entire prospectus carefully, including the “Risk Factors” section and our financial statements and the related notes included at the end of this prospectus, before making an investment decision.

XENOPORT, INC.

Overview

We are a biopharmaceutical company focused on developing a portfolio of internally discovered product candidates that utilize the body’s natural nutrient transporter mechanisms to improve the therapeutic benefits of drugs. Our most advanced product candidate has successfully completed two Phase 2 clinical trials for the treatment of restless legs syndrome, or RLS, and is currently being evaluated in a Phase 3 clinical program for this indication. RLS is a common, under-diagnosed neurological condition that frequently manifests itself as a sleep disorder. This product candidate has also successfully completed a Phase 2a clinical trial for the management of post-herpetic neuralgia, or PHN. PHN is a chronic type of neuropathic pain, which is pain resulting from nerve damage. Our second product candidate has generated positive preliminary data in a Phase 2a clinical trial for reducing the number of reflux episodes in patients with gastroesophageal reflux disease, or GERD. Each of our product candidates is an orally available, patentable new chemical entity that addresses large potential markets. Our innovative product candidates, which we refer to as Transported Prodrugs, are created by modifying the chemical structure of currently marketed drugs, referred to as parent drugs, and are designed to correct deficiencies in the oral absorption, distribution and/or metabolism of the parent drug. We have designed our current Transported Prodrugs to be actively transported from the gastrointestinal, or GI, tract into the bloodstream, where they are metabolized to release the parent drug. We hold all worldwide commercial rights to our product candidates, except for rights in six Asian countries, including Japan, for our most advanced product candidate.

A key component of our strategy is to reduce the risks and time associated with drug development by capitalizing on the known safety, efficacy and established drug development history of the parent drugs. In addition, our product candidates are designed to be metabolized to release the parent drugs and natural substances with favorable safety characteristics. We believe that these features will increase the probability of successfully developing our product candidates. In addition, we intend to seek approval of our product candidates in indications for which the parent drugs have not been approved, but are nevertheless used off-label after having demonstrated efficacy in clinical trials. We believe that the improved characteristics of our product candidates will provide meaningful therapeutic benefits compared to existing drugs, as well as allow for approval to market in indications for which the parent drugs are not currently approved or promoted.

Progress Since Our Initial Public Offering

Since our initial public offering in June 2005, we have:

•	completed a Phase 2b clinical trial demonstrating that our most advanced product candidate provided statistically significant and clinically relevant benefits to patients with RLS when dosed at 1200 mg once a day for 14 days;

•	commenced our Phase 3 clinical program for our most advanced product candidate for the treatment of RLS;

•	announced preliminary results of a Phase 2a clinical trial indicating that single doses of our second product candidate were well tolerated and produced statistically significant reductions in the number of reflux episodes in patients with GERD; and

•	entered into a license agreement with Astellas Pharma Inc., which grants Astellas exclusive rights to develop and commercialize our most advanced product candidate in Japan, Korea, the Philippines, Indonesia, Thailand and Taiwan. Under the terms of the agreement, we received an initial license payment of $25.0 million and a $10.0 million milestone payment upon the initiation of our first Phase 3 clinical trial in RLS patients in the United States. In addition, we are eligible to receive clinical and regulatory milestone payments totaling up to an additional $50.0 million, including a milestone payment of $5.0 million at the completion of our first Phase 3 clinical trial in RLS patients in the United States. We will provide Astellas both clinical and commercial supplies of our product candidate, and we will receive royalties on any sales of our product candidate in the Astellas territory at a royalty rate in the mid-teens on a percentage basis.

Our Product Candidates

Our current portfolio of clinical proprietary product candidates consists of the following:

XP13512

Our most advanced Transported Prodrug is XP13512, which we are developing for the treatment of RLS and the management of neuropathic pain, including PHN. XP13512 is metabolized by the body to release gabapentin, a drug that has been sold by Pfizer Inc as Neurontin since 1993. Neurontin achieved peak sales of approximately $2.7 billion worldwide in 2004, before the launch in the United States of generic gabapentin in October 2004. Despite its substantial commercial success, we believe that gabapentin therapy can be significantly improved. Gabapentin absorption is highly variable among patients, and there is a limit on the gabapentin blood concentrations that can be achieved. In addition, the short duration of gabapentin in blood after oral dosing requires that it be administered three times a day, which may lead to poor compliance with the dosing regimen and, therefore, reduced efficacy in some patients.

Restless Legs Syndrome.  After showing XP13512 to be effective in the treatment of RLS in Phase 2 clinical trials, we have initiated Phase 3 clinical trials for the treatment of RLS, and we plan to commence additional trials later this year. RLS is characterized by an irresistible urge to move one’s legs, usually accompanied by unpleasant sensations or pain in the legs. A study published in the May 2004 issue of Sleep Medicine has indicated that approximately 10% of patients visiting primary care physicians in the United States and four European countries experience RLS symptoms at least weekly, with approximately 2% of patients visiting primary care physicians suffering from symptoms severe enough to disrupt their quality of life. Currently, there is only one drug approved by the U.S. Food and Drug Administration, or FDA, for the treatment of RLS. The successful completion of our Phase 3 clinical program will be necessary to support an application for regulatory approval. However, even if we file this application, it may not result in regulatory approval. Due to the large markets for which we intend to seek regulatory approval for XP13512 and the requirement of a primary care physician sales force to address these markets, we believe that we will need a development and commercialization partner to effectively maximize the potential commercial value of XP13512. We have entered into a license agreement with Astellas for exclusive rights to develop and commercialize XP13512 in Japan and five other Asian countries. In the U.S. market, we intend to seek to retain co-development and co-promotion rights to XP13512 and, if regulatory approval is received, to establish a focused sales and marketing organization in North America to market and sell XP13512 to specialty physicians, including neurologists, psychiatrists and sleep specialists, for target indications in which specialists significantly influence the market and to selectively co-promote XP13512 to primary care physicians.

Neuropathic Pain, Including Post-Herpetic Neuralgia.  We have also shown in a Phase 2a clinical trial that XP13512 is effective for the management of PHN. PHN is a complication of shingles, a painful outbreak of rash or blisters on the skin caused by a reactivation of the same virus that causes chicken pox. About 500,000 cases of shingles occur in the United States annually, and the estimated prevalence of PHN in 2003 was 272,000 patients in the United States and six other major pharmaceutical markets, collectively. In addition to PHN, we intend to develop XP13512 for other neuropathic pain conditions, such as painful diabetic neuropathy. Our development and commercialization strategy with respect to the neuropathic pain indication in markets outside of the Astellas territory will likely be determined in concert with future commercialization partners for XP13512.

XP19986

We are developing our product candidate, XP19986, a Transported Prodrug of R-baclofen, for the treatment of GERD. XP19986 is also a potential treatment for the symptoms of spasticity. Baclofen is currently sold as a generic drug in the United States for the alleviation of the signs and symptoms of spasticity in patients due to multiple sclerosis, stroke or cerebral palsy, as well as other pain and spasm conditions. According to the IMS National

Prescription Audit Report, for the 12 months ended November 30, 2005, there were approximately 3.3 million prescriptions written for baclofen in the United States. In addition, recently published studies indicate that baclofen may also be effective in treating GERD, although it is not currently approved for this indication. XP19986 was designed to address the deficiencies of baclofen, which include its short duration in blood after oral dosing, the requirement for frequent dosing and unwanted side effects. Absorption of baclofen in the lower GI tract is limited, and this has prevented development of a sustained-release formulation that could address these deficiencies. By targeting high-capacity nutrient transporter mechanisms that exist throughout the length of the entire GI tract, we believe that XP19986 can be formulated in a sustained-release pill to provide improved therapy.

Gastroesophageal Reflux Disease.  XP19986 has generated positive preliminary data in a Phase 2a clinical trial for reducing the number of reflux episodes in patients with GERD. GERD is a digestive system disorder characterized by the frequent, undesirable passage of stomach contents into the esophagus. GERD causes symptoms such as heartburn and, in some cases, damage to the lining of the esophagus. Approximately $10.0 billion is spent worldwide each year on GERD and heartburn medications, and approximately 6% of the global population experiences GERD symptoms daily. Due to the requirement of a primary care physician sales force to address the GERD market, we intend to seek a development and commercialization partner for the further development and commercialization of XP19986 for the potential treatment of GERD.

Spasticity.  XP19986 is also a potential treatment for the symptoms of spasticity. The prevalence of spasticity due to multiple sclerosis, stroke and cerebral palsy in 2002 was approximately 5.2 million patients in the United States and six other major pharmaceutical markets, collectively. Since the spasticity market could be served through a smaller, focused sales force, we may seek to retain promotional rights to XP19986 in the United States for spasticity indications.

We believe that XP19986, if successfully developed, will be superior to baclofen as a treatment for spasticity and as a potential treatment for GERD because of reduced dosing frequency, improved patient compliance, improved efficacy and/or reduced side effects.

Future Applications for Our Transported Prodrugs

We believe that there are a number of other generic parent drugs that could be candidates for our Transported Prodrug technology. We will apply our proprietary technology to selected parent drugs that have low or regionally restricted absorption in the GI tract that results in suboptimal therapy, have a chemical structure that is amenable to prodrug manipulation and are economical to manufacture. In addition, we believe that our proprietary technology has broad applicability beyond improving absorption from the GI tract, such as improving the penetration of drugs into the central nervous system, or CNS. We also believe that there is a significant opportunity to use our proprietary technology to improve drug candidates that initially demonstrated potential therapeutic benefits but whose limitations in absorption, distribution and/or metabolism have prevented successful drug development or commercialization.

Risks Related to Our Business

Our business is subject to a number of risks of which you should be aware before making an investment decision. These risks are discussed more fully in “Risk Factors.” For example:

•	our access to information related to the parent drugs of our product candidates may not reduce the risks and time associated with drug development;

•	all of our product candidates are in clinical or earlier stages of development;

•	results of early stages of development may not be predictive of results in later stages of development;

•	clinical trials may fail to demonstrate the safety and efficacy of our product candidates, preventing or delaying the completion of development and regulatory approval;

•	we have not received, and may not receive, regulatory approval for, or commercial revenues from, any of our product candidates;

•	issues with the parent drugs of our product candidates could give rise to delays in the regulatory approval process;

•	we will need to establish additional collaborations for XP13512 or collaborations for XP19986 to further our development and commercialization plans;

•	as of March 31, 2006, we had incurred approximately $155.0 million in net losses since inception; and

•	as we continue clinical testing of our lead product candidates, we expect to continue to incur substantial and increasing losses over the next several years, and we may never become profitable.

Corporate Information

We were incorporated in Delaware in May 1999. Our principal offices are located at 3410 Central Expressway, Santa Clara, California 95051, and our telephone number is (408) 616-7200. Our website address is www.XenoPort.com. Information found on, or accessible through, our website is not a part of, and is not incorporated into, this prospectus. XENOPORT, the XenoPort logo and Transported Prodrug are our trademarks. Service marks, trademarks and trade names appearing in this prospectus are the property of their respective owners. Unless the context requires otherwise, references in this prospectus to “the company,” “we,” “us” and “our” refer to XenoPort, Inc.

THE OFFERING

Common stock offered	4,500,000 shares

Common stock to be outstanding after the closing of this offering	24,397,268 shares

Use of proceeds	We expect to use the net proceeds from this offering for general corporate purposes, including clinical trial, research and development, general and administrative and manufacturing expenses and potential acquisitions of companies, products or technologies that complement our business. See “Use of Proceeds.”

Nasdaq National Market symbol	XNPT

The number of shares of our common stock to be outstanding after the closing of this offering is based on 19,897,268 shares outstanding as of March 31, 2006 and excludes:

•	1,801,846 shares of our common stock issuable upon exercise of options outstanding under our equity incentive plans as of March 31, 2006, at a weighted-average exercise price of $10.67 per share;

•	38,872 shares of our common stock issuable upon exercise of warrants outstanding as of March 31, 2006, at a weighted-average exercise price of $13.07 per share; and

•	2,005,628 shares of our common stock reserved for future issuance under our 2005 Equity Incentive Plan, our 2005 Non-Employee Directors’ Stock Option Plan and our 2005 Employee Stock Purchase Plan.

Unless otherwise indicated, all information in this prospectus assumes:

•	no exercise by the underwriters of their over-allotment option to purchase up to 675,000 additional shares of our common stock in this offering;

•	no exercise or forfeiture of options or warrants since March 31, 2006; and

•	no issuance of additional options to purchase shares of our common stock under our existing equity incentive plans since March 31, 2006.

SUMMARY FINANCIAL DATA

The following tables summarize our financial data. You should read the following summary financial data together with our financial statements and the related notes included at the end of this prospectus and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section and other financial information included in this prospectus.

The summary financial data for the years ended December 31, 2005, 2004 and 2003 are derived from our audited financial statements that are included at the end of this prospectus. The summary financial data for the three months ended March 31, 2006 and 2005 and as of March 31, 2006 are derived from unaudited financial statements that are included at the end of this prospectus. The unaudited financial statements include, in the opinion of management, all adjustments, consisting only of normal recurring adjustments, that management considers necessary for a fair statement of results for those periods. The historical results are not necessarily indicative of results to be expected in any future periods, and the results for the three months ended March 31, 2006 are not necessarily indicative of results to be expected for the full year.

	Year Ended December 31,			Three Months Ended March 31,
	2005	2004	2003	2006	2005
				(unaudited)
	(in thousands, except per share amounts)

Statement of Operations Data:
Total revenues	$4,753	$9,955	$6,231	$1,288	$2,793
Operating expenses:
Research and development	38,698	33,384	25,718	13,746	10,426
General and administrative	10,989	8,154	5,852	3,406	2,303

Total operating expenses	49,687	41,538	31,570	17,152	12,729
Loss from operations	(44,934)	(31,583)	(25,339)	(15,864)	(9,936)
Net loss	(42,909)	(31,242)	(25,331)	(14,978)	(9,669)
Convertible preferred stock dividends	(969)	(97)	—	—	(563)
Loss applicable to common stockholders	$(43,878)	$(31,339)	$(25,331)	$(14,978)	$(10,232)
Basic and diluted loss per share applicable to common stockholders	$(3.69)	$(25.51)	$(26.79)	$(.77)	$(5.82)
Shares used to compute basic and diluted loss per share applicable to common stockholders	11,898	1,229	946	19,516	1,759

	As of March 31, 2006
	Actual	As Adjusted(1)
	(unaudited)
	(in thousands)

Balance Sheet Data:
Cash and cash equivalents and short-term investments	$78,061	$149,762
Working capital	70,692	142,393
Restricted investments	3,232	3,232
Total assets	97,678	169,379
Noncurrent portion of equipment financing obligations	524	524
Accumulated deficit	(154,921)	(154,921)
Total stockholders’ equity	52,168	123,869

(1)	Adjusted to give effect to the issuance and sale of 4,500,000 shares of our common stock at the public offering price of $17.00 per share and receipt of net proceeds of approximately $71.7 million in this offering, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the risks described below together with all of the other information contained in this prospectus before deciding whether to purchase any shares of our common stock. If any of the following risks occur, the trading price of our common stock could decline and you may lose all or part of your investment.

Risks Related to Our Business and Industry

  We have incurred operating losses since inception and expect to continue to incur substantial and increasing losses for the foreseeable future. We may never achieve or sustain profitability.

We have a limited operating history and have incurred significant losses since our inception, including losses applicable to common stockholders of approximately $43.9 million, $31.3 million and $25.3 million for the years ended December 31, 2005, 2004 and 2003, respectively, $15.0 million for the three months ended March 31, 2006 and approximately $155.0 million since our inception in May 1999. We expect our research and development expenses to continue to increase as we expand our development programs, and, subject to regulatory approval for any of our product candidates, we expect to incur significant expenses associated with the establishment of a North American specialty sales force and increased manufacturing expenses. As a result, we expect to continue to incur substantial and increasing losses for the foreseeable future. These losses have had and will continue to have an adverse effect on our stockholders’ equity and working capital.

Because of the numerous risks and uncertainties associated with drug development, we are unable to predict the timing or amount of increased expenses or when or if we will be able to achieve or sustain profitability. Currently, we have no products approved for commercial sale, and, to date, we have not generated any product revenue. We have financed our operations primarily through the sale of equity securities, non-equity payments from collaborative partners, capital lease and equipment financings and government grants. We have devoted substantially all of our efforts to research and development, including clinical trials. If we are unable to develop and commercialize any of our product candidates, if development is delayed or if sales revenue from any product candidate that receives marketing approval is insufficient, we may never become profitable. Even if we do become profitable, we may not be able to sustain or increase our profitability on a quarterly or annual basis.

  Our success depends substantially on our most advanced product candidates, which are still under development. If we are unable to bring any or all of these product candidates to market, or experience significant delays in doing so, our ability to generate product revenue and our likelihood of success will be harmed.

Our ability to generate product revenue in the future will depend heavily on the successful development and commercialization of our product candidates. Our most advanced product candidate has commenced a Phase 3 clinical program. Our other product candidates are either in Phase 2 clinical development or in various stages of preclinical development. Any of our product candidates could be unsuccessful if it:

•	does not demonstrate acceptable safety and efficacy in preclinical studies or clinical trials or otherwise does not meet applicable regulatory standards for approval;

•	does not offer therapeutic or other improvements over existing or future drugs used to treat the same conditions;

•	is not capable of being produced in commercial quantities at acceptable costs; or

•	is not accepted in the medical community and by third-party payors.

We do not expect any of our current product candidates to be commercially available before 2009, if at all. If we are unable to make our product candidates commercially available, we will not generate substantial product revenues and we will not be successful. The results of our clinical trials to date do not provide assurance that acceptable efficacy or safety will be shown upon completion of Phase 3 clinical trials.

  If we or our partners are not able to obtain required regulatory approvals, we or our partners will not be able to commercialize our product candidates, our ability to generate revenue will be materially impaired and our business will not be successful.

Our product candidates and the activities associated with their development and commercialization are subject to comprehensive regulation by the U.S. Food and Drug Administration, or FDA, and other regulatory agencies in the United States and by comparable authorities in other countries. The inability to obtain FDA approval or approval from comparable authorities in other countries would prevent us from commercializing our product candidates in the United States or other countries. We may never receive regulatory approval for the commercial sale of any of our product candidates. Moreover, if the FDA requires that any of our product candidates be scheduled by the U.S. Drug Enforcement Agency, or DEA, we will be unable to begin commercial sale of that product until the DEA completes scheduling proceedings. If any of our product candidates is classified as a controlled substance by the DEA, we would have to register annually with the DEA and those product candidates would be subject to additional regulation. We have not received regulatory approval to market any of our product candidates in any jurisdiction and have only limited experience in preparing and filing the applications necessary to gain regulatory approvals. The process of applying for regulatory approval is expensive, often takes many years and can vary substantially based upon the type, complexity and novelty of the product candidates involved.

Changes in the regulatory approval policy during the development period, changes in, or the enactment of additional, regulations or statutes or changes in regulatory review for each submitted product application may cause delays in the approval or rejection of an application. Even if the FDA or other regulatory agency approves a product candidate, the approval may impose significant restrictions on the indicated uses, conditions for use, labeling, advertising, promotion, marketing and/or production of such product and may impose ongoing requirements for post-approval studies, including additional research and development and clinical trials. The FDA and other agencies also may impose various civil or criminal sanctions for failure to comply with regulatory requirements, including withdrawal of product approval.

The FDA has substantial discretion in the approval process and may refuse to accept any application or decide that our data is insufficient for approval and require additional preclinical, clinical or other studies. For example, varying interpretations of the data obtained from preclinical and clinical testing could delay, limit or prevent regulatory approval of any of our product candidates.

We and our partners will need to obtain regulatory approval from authorities in foreign countries to market our product candidates in those countries. Neither we nor Astellas Pharma Inc. has initiated the regulatory process in any foreign jurisdictions. Approval by one regulatory authority does not ensure approval by regulatory authorities in other jurisdictions. If we or our partners fail to obtain approvals from foreign jurisdictions, the geographic market for our product candidates would be limited.

  We will need substantial additional funding and may be unable to raise capital when needed, which would force us to delay, reduce or eliminate our product development programs or commercialization efforts.

We will need to raise additional capital to fund our operations and complete the development of our product candidates. If any product candidates receive regulatory approval for commercial sale, we will need to raise additional capital to fund our commercialization efforts. Our future funding requirements will depend on many factors, including:

•	the scope, rate of progress, results and cost of our preclinical testing, clinical trials and other research and development activities;

•	the terms and timing of any collaborative, licensing and other arrangements that we may establish;

•	the cost, timing and outcomes of regulatory approvals;

•	the number and characteristics of product candidates that we pursue;

•	the cost and timing of establishing sales, marketing and distribution capabilities;

•	the cost of establishing clinical and commercial supplies of our product candidates and any products that we may develop;

•	the timing, receipt and amount of sales or royalties, if any, from our potential products;

•	the cost of preparing, filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights; and

•	the extent to which we acquire or invest in businesses, products or technologies, although we currently have no commitments or agreements relating to any of these types of transactions.

Until we can generate a sufficient amount of product revenue, if ever, we expect to finance future cash needs through public or private equity offerings, debt financings or corporate collaboration and licensing arrangements, as well as through interest income earned on cash balances.

If we raise additional funds by issuing equity securities, our stockholders may experience dilution. Any debt financing or additional equity that we raise may contain terms that are not favorable to our stockholders or us. If we raise additional funds through collaboration and licensing arrangements with third parties, we may be required to relinquish some rights to our technologies or our product candidates or grant licenses on terms that are not favorable to us.

We do not expect our existing capital resources and the net proceeds from this offering to be sufficient to enable us to fund the completion of the development of any of our product candidates. We expect that our existing capital resources and committed funding and the net proceeds from this offering will enable us to maintain currently planned operations into the second quarter of 2008. However, our operating plan may change, and we may need additional funds sooner than planned to meet operational needs and capital requirements for product development and commercialization. We currently have no credit facility or committed sources of capital other than milestones receivable from Astellas based on the conclusion of our initial Phase 3 clinical trial in restless legs syndrome, or RLS. If this offering is not completed, we believe that we have sufficient funds to maintain currently planned operations into the second quarter of 2007.

Additional funds may not be available when we need them on terms that are acceptable to us, or at all. If adequate funds are not available on a timely basis, we may:

•	terminate or delay clinical trials for one or more of our product candidates;

•	delay our establishment of sales and marketing capabilities or other activities that may be necessary to commercialize our product candidates; or

•	curtail significant drug development programs that are designed to identify new product candidates.

  We depend on collaborations to complete the development and commercialization of some of our product candidates. These collaborations may place the development of our product candidates outside our control, may require us to relinquish important rights or may otherwise be on terms unfavorable to us.

In December 2005, we entered into a collaboration with Astellas for the development and commercialization of XP13512 in Japan and five other Asian countries. We plan to enter into additional collaborations with third parties to develop and commercialize some of our product candidates. Dependence on collaborators for development and commercialization of our product candidates will subject us to a number of risks, including:

•	we may not be able to control the amount and timing of resources that our collaborators may devote to the development or commercialization of product candidates or to their marketing and distribution;

•	collaborators may delay clinical trials, provide insufficient funding for a clinical trial program, stop a clinical trial or abandon a product candidate, repeat or conduct new clinical trials or require a new formulation of a product candidate for clinical testing;

•	disputes may arise between us and our collaborators that result in the delay or termination of the research, development or commercialization of our product candidates or that result in costly litigation or arbitration that diverts management’s attention and resources;

•	our collaborators may experience financial difficulties;

•	collaborators may not properly maintain or defend our intellectual property rights or may use our proprietary information in such a way as to invite litigation that could jeopardize or invalidate our proprietary information or expose us to potential litigation;

•	business combinations or significant changes in a collaborator’s business strategy may also adversely affect a collaborator’s willingness or ability to complete its obligations under any arrangement;

•	a collaborator could independently move forward with a competing product candidate developed either independently or in collaboration with others, including our competitors; and

•	the collaborations may be terminated or allowed to expire, which would delay the development and may increase the cost of developing our product candidates.

  If we do not establish additional collaborations for XP13512 or collaborations for XP19986, we will have to alter our development and commercialization plans.

Our strategy includes selectively collaborating with leading pharmaceutical and biotechnology companies to assist us in furthering development and potential commercialization of some of our product candidates, including XP19986 as well as XP13512 outside of the Astellas territory. We intend to do so especially for indications that involve a large, primary care market that must be served by large sales and marketing organizations. We face significant competition in seeking appropriate collaborators, and these collaborations are complex and time-consuming to negotiate and document. We may not be able to negotiate additional collaborations on acceptable terms, or at all. We are unable to predict when, if ever, we will enter into any additional collaborations because of the numerous risks and uncertainties associated with establishing additional collaborations. If we are unable to negotiate additional collaborations, we may have to curtail the development of a particular product candidate, reduce or delay its development program or one or more of our other development programs, delay its potential commercialization or reduce the scope of our sales or marketing activities or increase our expenditures and undertake development or commercialization activities at our own expense. If we elect to increase our expenditures to fund development or commercialization activities on our own, we may need to obtain additional capital, which may not be available to us on acceptable terms, or at all. If we do not have sufficient funds, we will not be able to bring our product candidates to market and generate product revenue.

  If our preclinical studies do not produce successful results or our clinical trials do not demonstrate safety and efficacy in humans, we will not be able to commercialize our product candidates.

To obtain the requisite regulatory approvals to market and sell any of our product candidates, we must demonstrate, through extensive preclinical studies and clinical trials, that the product candidate is safe and effective in humans. Preclinical and clinical testing is expensive, can take many years and has an uncertain outcome. A failure of one or more of our clinical trials could occur at any stage of testing. In addition, success in preclinical testing and early clinical trials does not ensure that later clinical trials will be successful, and interim results of a clinical trial do not necessarily predict final results. We may experience numerous unforeseen events during, or as a result of, preclinical testing and the clinical trial process, which could delay or prevent our ability to commercialize our product candidates, including:

•	regulators or institutional review boards may not authorize us to commence a clinical trial at a prospective trial site;

•	our preclinical testing or clinical trials may produce negative or inconclusive results, which may require us to conduct additional preclinical or clinical testing or to abandon projects that we expect to be promising;

•	we may suspend or terminate our clinical trials if the participating patients are being exposed to unacceptable health risks;

•	regulators or institutional review boards may suspend or terminate clinical research for various reasons, including noncompliance with regulatory requirements; and

•	the effects of our product candidates may not be the desired effects or may include undesirable side effects.

As an example of an unforeseen event, after having been discharged from a Phase 1 clinical trial in which a single dose of XP13512 was administered almost two days earlier, a volunteer died of a self-inflicted gunshot wound following a domestic dispute. We do not believe that this incident was related to XP13512. However, any unforeseen event could cause us to experience significant delays in, or the termination of, clinical trials. Any such events would increase our costs and could delay or prevent our ability to commercialize our product candidates, which would adversely impact our financial results.

  Any failure or delay in commencing or completing clinical trials for our product candidates could severely harm our business.

To date, we have not completed all of the clinical trials required for regulatory approval of any product candidate. The commencement and completion of clinical trials for our product candidates may be delayed or terminated as a result of many factors, including:

•	our inability or the inability of our collaborators or licensees to manufacture or obtain from third parties materials sufficient for use in preclinical studies and clinical trials;

•	delays in patient enrollment, which we have experienced in the past, and variability in the number and types of patients available for clinical trials;

•	difficulty in maintaining contact with patients after treatment, resulting in incomplete data;

•	poor effectiveness of product candidates during clinical trials;

•	unforeseen safety issues or side effects; and

•	governmental or regulatory delays and changes in regulatory requirements, policy and guidelines.

Any delay in commencing or completing clinical trials for our product candidates would delay commercialization of our product candidates and severely harm our business and financial condition. It is also possible that none of our product candidates will complete clinical trials in any of the markets in which we or our collaborators intend to sell those product candidates. Accordingly, we or our collaborators would not receive the regulatory approvals needed to market our product candidates, which would severely harm our business and financial condition.

  We rely on third parties to conduct our clinical trials. If these third parties do not perform as contractually required or expected, we may not be able to obtain regulatory approval for or commercialize our product candidates.

We do not have the ability to independently conduct clinical trials for our product candidates, and we must rely on third parties, such as contract research organizations, medical institutions, clinical investigators and contract laboratories, to conduct our clinical trials. We have, in the ordinary course of business, entered into agreements with these third parties. Nonetheless, we are responsible for confirming that each of our clinical trials is conducted in accordance with its general investigational plan and protocol. Moreover, the FDA requires us to comply with regulations and standards, commonly referred to as good clinical practices, for conducting and recording and reporting the results of clinical trials to assure that data and reported results are credible and accurate and that the trial participants are adequately protected. Our reliance on third parties that we do not control does not relieve us of these responsibilities and requirements. If these third parties do not successfully carry out their contractual duties or regulatory obligations or meet expected deadlines, if the third parties need to be replaced or if the quality or accuracy of the data they obtain is compromised due to the failure to adhere to our clinical protocols or regulatory requirements or for other reasons, our preclinical development activities or clinical trials may be extended, delayed, suspended or terminated, and we may not be able to obtain regulatory approval for, or successfully commercialize, our product candidates.

  If some or all of our patents expire, are invalidated or are unenforceable, or if some or all of our patent applications do not yield issued patents or yield patents with narrow claims, competitors may develop competing products using our intellectual property and our business will suffer.

Our success will depend in part on our ability to obtain and maintain patent and trade secret protection for our technologies and product candidates both in the United States and other countries. We cannot guarantee that any patents will issue from any of our pending or future patent applications. Alternatively, a third party may successfully circumvent our patents. Our rights under any issued patents may not provide us with sufficient protection against competitive products or otherwise cover commercially valuable products or processes.

The degree of future protection for our proprietary technologies and product candidates is uncertain because legal means afford only limited protection and may not adequately protect our rights or permit us to gain or keep our competitive advantage. For example:

•	we might not have been the first to make the inventions covered by each of our pending patent applications and issued patents;

•	we might not have been the first to file patent applications for these inventions;

•	others may independently develop similar or alternative technologies or duplicate any of our technologies;

•	it is possible that none of our pending patent applications will result in issued patents;

•	any patents issued to us or our collaborators may not provide a basis for commercially viable products or may be challenged by third parties; or

•	the patents of others may have an adverse effect on our ability to do business.

Even if valid and enforceable patents cover our product candidates and technologies, the patents will provide protection only for a limited amount of time.

Our and our collaborators’ ability to obtain patents is highly uncertain because, to date, some legal principles remain unresolved, there has not been a consistent policy regarding the breadth or interpretation of claims allowed in patents in the United States and the specific content of patents and patent applications that are necessary to support and interpret patent claims is highly uncertain due to the complex nature of the relevant legal, scientific and factual issues. Furthermore, the policies governing biotechnology patents outside the United States are even more uncertain. Changes in either patent laws or interpretations of patent laws in the United States and other countries may diminish the value of our intellectual property or narrow the scope of our patent protection.

Even if patents are issued regarding our product candidates or methods of using them, those patents can be challenged by our competitors who can argue such patents are invalid and/or unenforceable. Patents also may not protect our product candidates if competitors devise ways of making these or similar product candidates without legally infringing our patents. The Federal Food, Drug and Cosmetic Act and FDA regulations and policies provide incentives to manufacturers to challenge patent validity and these same types of incentives encourage manufacturers to submit new drug applications that rely on literature and clinical data not prepared for or by the drug sponsor.

As of May 15, 2006, we held 11 U.S. patents and had 76 patent applications pending before the U.S. Patent and Trademark Office, or PTO. For some of our inventions, corresponding non-U.S. patent protection is pending. Of the 11 U.S. patents that we hold, seven patents are compound- and composition-related, having expiration dates from 2021 to 2023; one patent is synthesis-method related, having an expiration date in 2022; and three patents are screening methodology-related, having expiration dates from 2022 to 2023. Subject to possible patent term extension, the entitlement for which and the term of which we cannot predict, patent protection in the United States covering XP13512, our product candidate that is a Transported Prodrug of gabapentin, will expire no earlier than 2022. We believe that in all countries in which we hold or have licensed rights to patents or patent applications related to XP13512, the composition-of-matter patents relating to gabapentin have expired. In addition, for XP19986, our product candidate that is a Transported Prodrug of R-baclofen, three U.S. and 36 non-U.S. patent applications are pending, but no patents have yet issued. Although third parties may challenge our rights to, or the scope or validity of, our patents, to date, we have not received any communications from third parties challenging our patents or patent applications covering our product candidates.

We also rely on trade secrets to protect our technology, especially where we do not believe that patent protection is appropriate or obtainable. However, trade secrets are difficult to protect. Our employees, consultants, contractors, outside scientific collaborators and other advisors may unintentionally or willfully disclose our confidential information to competitors. Enforcing a claim that a third party illegally obtained and is using our trade secrets is expensive and time-consuming, and the outcome is unpredictable. Failure to obtain or maintain trade secret protection could adversely affect our competitive business position.

Our research and development collaborators may have rights to publish data and other information in which we have rights. In addition, we sometimes engage individuals or entities to conduct research that may be relevant to our business. The ability of these individuals or entities to publish or otherwise publicly disclose data and other information generated during the course of their research is subject to certain contractual limitations. In most cases, these individuals or entities are, at the least, precluded from publicly disclosing our confidential information and are only allowed to disclose other data or information generated during the course of the research after we have been afforded an opportunity to consider whether patent and/or other proprietary protection should be sought. If we do not apply for patent protection prior to such publication or if we cannot otherwise maintain the confidentiality of our technology and other confidential information, then our ability to receive patent protection or protect our proprietary information may be jeopardized.

  Third-party claims of intellectual property infringement would require us to spend significant time and money and could prevent us from developing or commercializing our products.

Our commercial success depends in part on not infringing the patents and proprietary rights of other parties and not breaching any licenses that we have entered into with regard to our technologies and products. Because others may have filed, and in the future are likely to file, patent applications covering products or other technologies of interest to us that are similar or identical to ours, patent applications or issued patents of others may have priority over our patent applications or issued patents. For example, we are aware of a third party patent application relating to prodrugs of gabapentin that, if it issues, if it is determined to be valid and if it is construed to cover XP13512, could affect the development and commercialization of XP13512. Additionally, we are aware of third-party patents relating to the use of baclofen in the treatment of gastroesophageal reflux disease, or GERD. If the patents are determined to be valid and construed to cover XP19986, the development and commercialization of XP19986 could be affected. With respect to the claims contained in these patent applications and patents, we believe that our activities do not infringe the patents at issue and/or that the third-party patent or patent applications are invalid. However, it is possible that a judge or jury will disagree with our conclusions regarding non-infringement and/or invalidity, and we could incur substantial costs in litigation if we are required to defend against patent suits brought by third parties or if we initiate these suits. Any legal action against our collaborators or us claiming damages and seeking to enjoin commercial activities relating to the affected products and processes could, in addition to subjecting us to potential liability for damages, require our collaborators or us to obtain a license to continue to manufacture or market the affected products and processes. Licenses required under any of these patents may not be available on commercially acceptable terms, if at all. Failure to obtain such licenses could materially and adversely affect our ability to develop, commercialize and sell our product candidates. We believe that there may continue to be significant litigation in the biotechnology and pharmaceutical industry regarding patent and other intellectual property rights. If we become involved in litigation, it could consume a substantial portion of our management and financial resources and we may not prevail in any such litigation.

Furthermore, our commercial success will depend, in part, on our ability to continue to conduct research to identify additional product candidates in current indications of interest or opportunities in other indications. Some of these activities may involve the use of genes, gene products, screening technologies and other research tools that are covered by third-party patents. Court decisions have indicated that the exemption from patent infringement afforded by 35 U.S.C. §271(e)(1) does not encompass all research and development activities associated with product development. In some instances, we may be required to obtain licenses to such third-party patents to conduct our research and development activities, including activities that may have already occurred. It is not known whether any license required under any of these patents would be made available on commercially acceptable terms, if at all. Failure to obtain such licenses could materially and adversely affect our ability to maintain a pipeline of potential product candidates and to bring new products to market. If we are required to defend against patent suits brought by third parties relating to third-party patents that may be relevant to our research activities, or if we initiate such suits, we could incur substantial costs in litigation. Moreover, an adverse result from any legal action in which we are involved could subject us to damages and/or prevent us from conducting some of our research and development activities.

  If third parties do not manufacture our product candidates in sufficient quantities or at an acceptable cost, clinical development and commercialization of our product candidates would be delayed.

We presently do not have on hand sufficient quantities of our product candidates to complete clinical trials of either XP13512 or XP19986. We do not currently own or operate manufacturing facilities, and we rely and expect to continue to rely on a small number of third-party compound manufacturers and active pharmaceutical ingredient formulators for the production of clinical and commercial quantities of our product candidates. We do not have long-term agreements with any of these third parties, and our agreements with these parties are generally terminable at will by either party at any time. If, for any reason, these third parties are unable or unwilling to perform under our agreements or enter into new agreements, we may not be able to locate alternative manufacturers or formulators or enter into favorable agreements with them. Any inability to acquire sufficient quantities of our product candidates in a timely manner from these third parties could delay clinical trials and prevent us or our partners from developing and commercializing our product candidates in a cost-effective manner or on a timely basis.

We purchase substantial amounts of gabapentin, which is used to make XP13512, from Teva Pharmaceutical Industries, Ltd. pursuant to purchase orders issued from time to time. Teva’s sale of gabapentin is the subject of ongoing litigation brought by Pfizer Inc alleging infringement of a patent held by Pfizer. In the event that Teva decides not to sell gabapentin to us, or decides to sell gabapentin to us at a price that is not commercially attractive, or, as a result of this litigation, ceases producing gabapentin, we would not be able to manufacture XP13512 until a qualified alternative supplier is identified. This could delay the development of, and impair our ability to commercialize, this product candidate.

We currently rely on Lonza Ltd. as the single source supplier of our current worldwide requirements of XP13512 in active pharmaceutical ingredient form, known as API. We have agreed to purchase XP13512 API from Lonza under a manufacturing services and product supply agreement. In the event that Lonza terminates the agreement in response to a breach by us, we would not be able to manufacture the API until a qualified alternative supplier is identified. This could delay the development of, and impair the ability of us or our partners to commercialize, this product candidate. In addition, our current agreement with Lonza does not provide for the entire supply of API that we require to complete all of our planned clinical trials or for full-scale commercialization. However, the manufacturing services and product supply agreement obligates the parties to negotiate in good faith on the terms and conditions for Lonza to supply some or all of our total requirements for the commercial supply of the API for XP13512. In the event that the parties cannot agree to the terms and conditions for Lonza to provide some or all of our API commercial supply needs, we would not be able to manufacture API until a qualified alternative supplier is identified, which could also delay the development of, and impair the ability of us or our partners to commercialize, this product candidate. Unless earlier terminated, this agreement expires in July 2007.

In addition, we currently rely on Patheon Pharmaceuticals, Inc. as our single source supplier for XP13512 formulated in sustained-release tablets for clinical trials at specified transfer prices under a quotation agreed upon by the parties that forms a part of a master services agreement. In the event that Patheon terminates the agreement under specified circumstances, we would not be able to manufacture XP13512 sustained-release tablets until a qualified alternative supplier is identified. This could delay the development of, and impair the ability of us or our partners to commercialize, XP13512.

We currently rely on Heumann Pharma GmbH as our single source supplier of R-baclofen, the active agent used to make XP19986, under purchase orders issued from time to time. We are not aware of any alternative suppliers of R-baclofen. If we were unable to identify a qualified alternative supplier of R-baclofen, this could delay the development of, and impair our ability to commercialize, this product candidate.

We currently rely on Lonza as the single source supplier of our current worldwide requirements of XP19986 in API form through our initial Phase 2a clinical trial under a manufacturing services and product supply agreement. In the event that Lonza terminates the agreement in response to a breach by us, we would not be able to manufacture the API until a qualified alternative supplier is identified. Our current agreement with Lonza does not provide for the entire supply of the API necessary for additional Phase 2 and Phase 3 clinical trials or for full-scale commercialization. In the event that the parties cannot agree to the terms and conditions for Lonza to provide some or all of our API clinical and commercial supply needs, we would not be able to manufacture API until a qualified alternative supplier is identified, which could also delay the development of, and impair our ability to commercialize, this product candidate.

Cardinal Health PTS, LLC provides our requirements of XP19986 for clinical trials in the form of capsules containing controlled-release beads, at specified transfer prices under a quotation agreed upon by the parties as a part of a master services agreement. We rely on Cardinal Health as a single source supplier for capsules of XP19986. In the event that Cardinal Health terminates the agreement under specified circumstances, we would not be able to manufacture XP19986 until a qualified alternative supplier is identified. This could delay the development of, and impair our ability to commercialize, XP19986. The current term of the master services agreement expires in July 2006.

We have generated data demonstrating that XP13512 is stable at room temperature when packaged appropriately. While we currently ship XP13512 using refrigerated containers, we anticipate that the packaging improvements that we have made will alleviate the need to ship this product candidate for commercial sale using refrigerated containers. If we are unable to achieve these packaging and shipping improvements, we may incur additional expenses and delays that could impair our ability to generate product revenue.

  If we are required to obtain alternate third-party manufacturers, it could delay or prevent the clinical development and commercialization of our product candidates.

We may not be able to maintain or renew our existing or any other third-party manufacturing arrangements on acceptable terms, if at all. If we are unable to continue relationships with Teva, Lonza or Patheon for XP13512, or Heumann, Lonza or Cardinal Health for XP19986, or to do so at an acceptable cost, or if these suppliers fail to meet our requirements for these product candidates for any reason, we would be required to obtain alternative suppliers. Any inability to obtain qualified alternative suppliers, including an inability to obtain, or delay in obtaining, approval of an alternative supplier from the FDA, would delay or prevent the clinical development and commercialization of these product candidates, and could impact our ability to meet our supply obligations to Astellas.

Prior to the commencement of our Phase 3 clinical trials, the formulation of XP13512 that had been tested in humans had been produced by entities other than Patheon. We completed an additional Phase 1 clinical trial to assess the safety, tolerability and pharmacokinetics of single doses of XP13512 manufactured by Patheon. This clinical trial utilized a sustained-release formulation of XP13512 produced at a larger scale. These tablets are similar in characteristics compared to the sustained-release formulation used in previous trials. We conducted this additional Phase 1 single-dose, crossover clinical trial in 12 healthy volunteers at one site. Preliminary results from this clinical trial suggest that the new, larger-scale, sustained-release formulation of XP13512 produces blood levels of gabapentin that are similar to the sustained-release formulation used in the previous clinical trials.

  Use of third-party manufacturers may increase the risk that we will not have adequate supplies of our product candidates.

Our current and anticipated future reliance on third-party manufacturers will expose us to risks that could delay or prevent the initiation or completion of clinical trials by us or our partners, the submission of applications for regulatory approvals, the approval of our products by the FDA or foreign regulatory authorities or the commercialization of our products or could result in higher costs or lost product revenues. In particular, our contract manufacturers:

•	could encounter difficulties in achieving volume production, quality control and quality assurance or suffer shortages of qualified personnel, which could result in their inability to manufacture sufficient quantities of drugs to meet clinical schedules or to commercialize our product candidates;

•	could terminate or choose not to renew manufacturing agreements, based on their own business priorities, at a time that is costly or inconvenient for us;

•	could fail to establish and follow FDA-mandated current good manufacturing practices, or cGMPs, which are required for FDA approval of our product candidates, or fail to document their adherence to cGMPs, either of which could lead to significant delays in the availability of material for clinical study and delay or prevent marketing approval for our product candidates; and

•	could breach, or fail to perform as agreed under, manufacturing agreements.

If we are not able to obtain adequate supplies of our product candidates, it will be more difficult to develop our product candidates and compete effectively. Our product candidates and any products that we may develop may compete with other product candidates and products for access to manufacturing facilities. For example, gabapentin is also marketed as generic gabapentin by Teva, one of our third-party manufacturers.

In addition, the manufacturing facilities of Heumann, Lonza and Teva are located outside of the United States. This may give rise to difficulties in importing our product candidates or their components into the United States or other countries as a result of, among other things, regulatory agency import inspections, incomplete or inaccurate import documentation or defective packaging.

  Safety issues with the parent drugs or other components of our product candidates, or with approved products of third parties that are similar to our product candidates, could give rise to delays in the regulatory approval process.

Discovery of previously unknown problems with an approved product may result in restrictions on its permissible uses, including withdrawal of the medicine from the market. The FDA approved gabapentin, the parent drug for our XP13512 product candidate, in 1993, and, to date, it has been used in at least 12 million patients. Baclofen, the R-isomer of which is the parent drug for our XP19986 product candidate, has been used since 1977. The FDA has not approved the R-isomer of baclofen for use in humans. Although gabapentin and baclofen have been used successfully in patients for many years, newly observed toxicities, or worsening of known toxicities, in patients receiving gabapentin or baclofen could result in increased regulatory scrutiny of XP13512 or XP19986, respectively.

Our product candidates are engineered to be broken down by the body’s natural metabolic processes and to release the parent drug and other metabolic substances. While these breakdown products are generally regarded as safe, it is possible that there will be unexpected toxicity associated with these breakdown products that could cause either or both of XP13512 and XP19986 to be poorly tolerated by, or toxic to, humans. Any unexpected toxicity of, or suboptimal tolerance to, our Transported Prodrugs would delay or prevent commercialization of these product candidates.

Additionally, problems with approved products marketed by third parties that utilize the same therapeutic target as the parent drug of our product candidates could adversely affect the development of our product candidates. For example, the product withdrawals of Vioxx by Merck & Co., Inc. and Bextra from Pfizer in 2005 due to safety issues has caused other drugs that have the same therapeutic target, such as Celebrex from Pfizer, to receive additional scrutiny from regulatory authorities. If either gabapentin or pregabalin encounters unexpected toxicity problems in humans, the FDA may delay or prevent the regulatory approval of XP13512 since it is a member of the same class of drugs and shares the same therapeutic target as gabapentin and pregabalin. In 2005, the FDA requested that all makers of epilepsy drugs, including Neurontin, analyze their clinical trial data to determine whether these drugs increase the risk of suicide in patients. Finally, if the FDA determines that a drug may present a risk of substance abuse, it can recommend to the DEA that the drug be scheduled under the Controlled Substances Act. While gabapentin is not a scheduled drug at the present time, pregabalin has been scheduled as a controlled substance. Since pregabalin is a scheduled drug, it is possible that the FDA may require additional testing of XP13512, the results of which could lead the FDA to conclude that XP13512 should be scheduled as well. Scheduled substances are subject to DEA regulations relating to manufacturing, storage, distribution and physician prescription procedures, and the DEA regulates the amount of a scheduled substance that is available for clinical trials and commercial distribution. Accordingly, any scheduling action that the FDA or DEA may take with respect to XP13512 may delay its clinical trial and approval process. Any failure or delay in commencing or completing clinical trials or obtaining regulatory approvals for our product candidates would delay commercialization of our product candidates and severely harm our business and financial condition.

  We may not be successful in our efforts to identify or discover additional Transported Prodrug candidates.

An important element of our strategy is to identify, develop and commercialize Transported Prodrugs that improve upon the absorption, distribution and/or metabolism of drugs that have already received regulatory approval. Other than XP13512 and XP19986, all of our research and development programs are at a preclinical stage. Research programs to identify new product candidates require substantial technical, financial and human resources. These research programs may initially show promise in identifying potential product candidates, yet fail to yield product candidates for clinical development for a number of reasons, including:

•	the research methodology used may not be successful in identifying potential product candidates; or

•	potential product candidates may, on further study, be shown to have inadequate efficacy, harmful side effects or other characteristics suggesting that they are unlikely to be effective products.

If we are unable to develop suitable product candidates through internal research programs or otherwise, we will not be able to increase our revenues in future periods, which could result in significant harm to our financial position and adversely impact our stock price.

  Our product candidates will remain subject to ongoing regulatory review, even if they receive marketing approval. If we fail to comply with continuing regulations, we could lose these approvals and the sale of our products could be suspended.

Even if we receive regulatory approval to market a particular product candidate, the approval could be conditioned on us conducting additional, costly, post-approval studies or could limit the indicated uses included in our labeling. Moreover, the product may later cause adverse effects that limit or prevent its widespread use, force us to withdraw it from the market or impede or delay our ability to obtain regulatory approvals in additional countries. In addition, the manufacturer of the product and its facilities will continue to be subject to FDA review and periodic inspections to ensure adherence to applicable regulations. After receiving marketing approval, the manufacturing, labeling, packaging, adverse event reporting, storage, advertising, promotion and record keeping related to the product will remain subject to extensive regulatory requirements.

If we fail to comply with the regulatory requirements of the FDA and other applicable U.S. and foreign regulatory authorities or previously unknown problems with our products, manufacturers or manufacturing processes are discovered, we could be subject to administrative or judicially imposed sanctions, including:

•	restrictions on the products, manufacturers or manufacturing processes;

•	warning letters;

•	civil or criminal penalties or fines;

•	injunctions;

•	product seizures, detentions or import bans;

•	voluntary or mandatory product recalls and publicity requirements;

•	suspension or withdrawal of regulatory approvals;

•	total or partial suspension of production; and

•	refusal to approve pending applications for marketing approval of new drugs or supplements to approved applications.

  Because we have a number of product candidates and are considering a variety of target indications, we may expend our limited resources to pursue a particular candidate or indication and fail to capitalize on candidates or indications that may be more profitable or for which there is a greater likelihood of success.

Because we have limited financial and managerial resources, we must focus on research programs and product candidates for the specific indications that we believe are the most commercially promising. As a result, we may forego or delay pursuit of opportunities with other product candidates or other indications that later prove to have greater commercial potential. Our resource allocation decisions may cause us to fail to capitalize on viable commercial products or profitable market opportunities. For example, we have decided to postpone additional development efforts on XP20925, our Transported Prodrug of propofol, so that we can dedicate those resources to the development of XP21279, our Transported Prodrug of L-Dopa. In addition, we may spend valuable time and managerial and financial resources on research programs and product candidates for specific indications that ultimately do not yield any commercially viable products. If we do not accurately evaluate the commercial potential or target market for a particular product candidate, we may relinquish valuable rights to that product candidate through collaboration, licensing or other royalty arrangements in situations where it would have been more advantageous for us to retain sole rights to development and commercialization.

  The commercial success of any products that we may develop will depend upon the degree of market acceptance among physicians, patients, healthcare payors and the medical community.

Any products that result from our product candidates may not gain market acceptance among physicians, patients, healthcare payors and the medical community. If these products do not achieve an adequate level of acceptance, we may not generate material product revenues and we may not become profitable. The degree of market acceptance of any products resulting from our product candidates will depend on a number of factors, including:

•	demonstration of efficacy and safety in clinical trials;

•	the prevalence and severity of any side effects;

•	potential or perceived advantages over alternative treatments;

•	perceptions about the relationship or similarity between our product candidates and the parent drug upon which each Transported Prodrug candidate was based;

•	the timing of market entry relative to competitive treatments;

•	the ability to offer product candidates for sale at competitive prices;

•	relative convenience and ease of administration;

•	the strength of marketing and distribution support;

•	sufficient third-party coverage or reimbursement; and

•	the product labeling or product insert required by the FDA or regulatory authorities in other countries.

  If we are unable to establish sales and marketing capabilities or enter into additional agreements with third parties to market and sell our product candidates, we may be unable to generate product revenue.

We do not have a sales and marketing organization and have no experience in the sales, marketing and distribution of pharmaceutical products. There are risks involved with establishing our own sales and marketing capabilities, as well as entering into arrangements with third parties to perform these services. Developing an internal sales force is expensive and time-consuming and could delay any product launch. On the other hand, if we enter into arrangements with third parties to perform sales, marketing and distribution services, our product revenues are likely to be lower than if we market and sell any products that we develop ourselves.

We plan to establish our own specialty sales force and engage pharmaceutical or other healthcare companies with an existing sales and marketing organization and distribution system to sell, market and distribute our products. We may not be able to establish these sales and distribution relationships on acceptable terms, or at all. Factors that may inhibit our efforts to commercialize our products without collaborators or licensees include:

•	our inability to recruit and retain adequate numbers of effective sales and marketing personnel;

•	the inability of sales personnel to obtain access to or persuade adequate numbers of physicians to prescribe our products;

•	the lack of complementary products to be offered by sales personnel, which may put us at a competitive disadvantage relative to companies with more extensive product lines; and

•	unforeseen costs and expenses associated with creating an independent sales and marketing organization.

Because the establishment of sales and marketing capabilities depends on the progress towards commercialization of our product candidates and because of the numerous risks and uncertainties involved with establishing our own sales and marketing capabilities, we are unable to predict when we will establish our own sales and marketing capabilities. If we are not able to partner with a third party and are not successful in recruiting sales and marketing personnel or in building a sales and marketing infrastructure, we will have difficulty commercializing our product candidates, which would adversely affect our business and financial condition.

  Our ability to generate revenue from any products that we may develop will depend on reimbursement and drug pricing policies and regulations.

Many patients may be unable to pay for any products that we may develop. In the United States, many patients will rely on Medicare, Medicaid, private health insurers and other third-party payors to pay for their medical needs. Our ability to achieve acceptable levels of reimbursement for drug treatments by governmental authorities, private health insurers and other organizations will have an effect on our ability to successfully commercialize, and attract additional collaborators to invest in the development of, our product candidates. We cannot be sure that reimbursement in the United States, Europe or elsewhere will be available for any products that we may develop, and any reimbursement that may become available may be decreased or eliminated in the future. Third-party payors increasingly are challenging prices charged for medical products and services, and many third-party payors may refuse to provide reimbursement for particular drugs when an equivalent generic drug is available. Although we believe any products that we may develop will represent an improvement over the parent drugs upon which they are based and be considered unique and not subject to substitution by a generic parent drug, it is possible that a third-party payor may consider our product candidate and the generic parent drug as equivalents and only offer to reimburse patients for the generic drug. Even if we show improved efficacy or improved convenience of administration with our product candidate, pricing of the existing parent drug may limit the amount we will be able to charge for our product candidate. If reimbursement is not available or is available only at limited levels, we may not be able to successfully commercialize our product candidates, and may not be able to obtain a satisfactory financial return on products that we may develop.

The trend toward managed healthcare in the United States and the changes in health insurance programs, as well as legislative proposals to reform healthcare or reduce government insurance programs, may result in lower prices for pharmaceutical products, including any products that may be offered by us. In addition, any future regulatory changes regarding the healthcare industry or third-party coverage and reimbursement may affect demand for any products that we may develop and could harm our sales and profitability.

In December 2003, the Medicare Prescription Drug Improvement and Modernization Act of 2003, or the 2003 Medicare Act, was enacted. Under this legislation, Medicare beneficiaries are eligible to obtain a Medicare-endorsed, drug-discount card from a pharmacy benefit manager, managed care organization or other private sector provider. Beginning on January 1, 2006, Medicare beneficiaries were eligible to obtain subsidized prescription drug coverage from a private sector provider. It remains difficult to predict the impact of the 2003 Medicare Act on pharmaceutical companies. Usage of pharmaceuticals may increase as the result of the expanded access to medicines afforded by the partial reimbursement under Medicare. Such potential sales increases, however, may be offset by increased pricing pressures due to the enhanced purchasing power of the private sector providers that will negotiate on behalf of Medicare beneficiaries.

  If our competitors are able to develop and market products that are more effective, safer or less costly than any products that we may develop, our commercial opportunity will be reduced or eliminated.

We face competition from established pharmaceutical and biotechnology companies, as well as from academic institutions, government agencies and private and public research institutions. Our commercial opportunity will be reduced or eliminated if our competitors develop and commercialize products that are safer, more effective, have fewer side effects or are less expensive than any products that we may develop. In addition, significant delays in the development of our product candidates could allow our competitors to bring products to market before us and impair our ability to commercialize our product candidates.

We estimate that we have at least five competitors in the neuropathic pain and RLS therapeutic areas, including GlaxoSmithKline plc, Eli Lilly and Company and Pfizer. Competition for XP13512 could include: approved drugs that act on the same target as XP13512, such as pregabalin, Neurontin and generic gabapentin; anti-Parkinson’s disease product candidates, such as ropinirole, which is approved for the treatment of moderate-to-severe RLS, and pramipexole from Boehringer Ingelheim GmbH for RLS, for which a new drug application, or NDA, was filed with the FDA in the fall of 2005 and for which approval was recently obtained in the European Union from the European Commission for the treatment of moderate-to-severe RLS; serotonin norepinephrine inhibitors, such as duloxetine, which is approved for the management of painful diabetic neuropathy; and Gabapentin GR from Depomed, Inc., which has completed a Phase 2 trial for post-herpetic neuralgia, or PHN. We are aware that generic gabapentin is marketed by Alpharma Inc., Pfizer, Teva and IVAX Corp, among others, and that it is prescribed off-label to treat a variety of conditions. We estimate that XP19986 could have several generic drug competitors in the spasticity area. There are several drugs approved for the treatment of spasticity, such as baclofen, diazepam, dantrolene sodium and tizanidine, and many therapies in development, such as Fampridine-SR from Acorda Therapeutics, Inc., that could compete with XP19986. We estimate that we have at least three competitors in the GERD therapeutic area, including AstraZeneca, Wyeth and TAP Pharmaceutical Products Inc. In addition, there may be other compounds of which we are not aware that are at an earlier stage of development and may compete with our product candidates. If any of those compounds are successfully developed and approved, they could compete directly with our product candidates.

Many of our competitors have significantly greater financial resources and expertise in research and development, manufacturing, preclinical testing, conducting clinical trials, obtaining regulatory approvals and marketing approved products than we do. Established pharmaceutical companies may invest heavily to quickly discover and develop novel compounds that could make our product candidates obsolete. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. In addition, these third parties compete with us in recruiting and retaining qualified scientific and management personnel, establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring technologies and technology licenses complementary to our programs or advantageous to our business. Accordingly, our competitors may succeed in obtaining patent protection, receiving FDA approval or discovering, developing and commercializing medicines before we do. We are also aware of other companies that may currently be engaged in the discovery of medicines that will compete with the product candidates that we are developing. In addition, in the markets that we are targeting, we expect to compete against current market-leading medicines. If we are not able to compete effectively against our current and future competitors, our business will not grow and our financial condition will suffer.

  Off-label sale or use of generic gabapentin products could decrease sales of XP13512 and could lead to pricing pressure if such products become available at competitive prices and in dosages that are appropriate for the indications for which we are developing XP13512.

Physicians are permitted to prescribe legally available drugs for uses that are not described in the drug’s labeling and that differ from those uses tested and approved by the FDA. Such off-label uses are common across medical specialties. Various products are currently sold and used off-label for some of the diseases and conditions that we are targeting, and a number of companies are or may be developing new treatments that may be used off-label. The occurrence of such off-label uses could significantly reduce our ability to market and sell any products that we may develop.

We believe that in all countries in which we hold or have licensed rights to patents or patent applications related to XP13512, the composition-of-matter patents relating to gabapentin have expired. Off-label prescriptions written for gabapentin could adversely affect our ability to generate revenue from the sale of XP13512, if approved for commercial sale. This could result in reduced sales and pricing pressure on XP13512, if approved, which in turn would reduce our ability to generate revenue and have a negative impact on our results of operations.

  If we fail to attract and keep senior management and key scientific personnel, we may be unable to successfully develop or commercialize our product candidates.

Our success depends on our continued ability to attract, retain and motivate highly qualified management, clinical and scientific personnel and on our ability to develop and maintain important relationships with leading clinicians. If we are not able to retain Drs. Ronald Barrett, Kenneth Cundy, William Dower, Mark Gallop and Pierre Trân, we may not be able to successfully develop or commercialize our product candidates. Competition for experienced scientists may limit our ability to hire and retain highly qualified personnel on acceptable terms. In addition, none of our employees have employment commitments for any fixed period of time and could leave our employment at will. We do not carry “key person” insurance covering members of senior management or key scientific personnel. If we fail to identify, attract and retain qualified personnel, we may be unable to continue our development and commercialization activities.

  We will need to hire additional employees in order to commercialize our product candidates. Any inability to manage future growth could harm our ability to commercialize our product candidates, increase our costs and adversely impact our ability to compete effectively.

In order to commercialize our product candidates, we will need to expand the number of our managerial, operational, financial and other employees. We currently anticipate that we will need at least 250 additional employees by the time that XP13512 or XP19986 is initially commercialized, including at least 80 sales representatives. Because the projected timeframe of hiring these additional employees depends on the development status of our product candidates and because of the numerous risks and uncertainties associated with drug development, we are unable to project when we will hire these additional employees. While to date we have not experienced difficulties in recruiting, hiring and retaining qualified individuals, the competition for qualified personnel in the pharmaceutical and biotechnology field is intense.

Future growth will impose significant added responsibilities on members of management, including the need to identify, recruit, maintain and integrate additional employees. Our future financial performance and our ability to commercialize our product candidates and compete effectively will depend, in part, on our ability to manage any future growth effectively.

  If product liability lawsuits are brought against us, we will incur substantial liabilities and may be required to limit commercialization of any products that we may develop.

We face an inherent risk of product liability exposure related to the testing of our product candidates in human clinical trials and will face an even greater risk if we commercially sell any products that we may develop. If we cannot successfully defend ourselves against claims that our product candidates or products that we may develop caused injuries, we will incur substantial liabilities. Regardless of merit or eventual outcome, liability claims may result in:

•	decreased demand for any product candidates or products that we may develop;

•	injury to our reputation;

•	withdrawal of clinical trial participants;

•	costs to defend the related litigation;

•	substantial monetary awards to clinical trial participants or patients;

•	loss of revenue; and

•	the inability to commercialize any products that we may develop.

We have product liability insurance that covers our clinical trials up to a $5.0 million annual aggregate limit. We intend to expand our insurance coverage to include the sale of commercial products if marketing approval is obtained for any products that we may develop. Insurance coverage is increasingly expensive, and we may not be able to maintain insurance coverage at a reasonable cost and we may not be able to obtain insurance coverage that will be adequate to satisfy any liability that may arise.

  If we use biological and hazardous materials in a manner that causes contamination, injury or violates laws, we may be liable for damages.

Our research and development activities involve the use of potentially harmful biological materials as well as hazardous materials, chemicals and various radioactive compounds. We cannot completely eliminate the risk of accidental contamination or injury from the use, storage, handling or disposal of these materials. In the event of contamination or injury, we could be held liable for damages that result, and any liability could exceed our resources. We, the third parties that conduct clinical trials on our behalf and the third parties that manufacture our product candidates are subject to federal, state and local laws and regulations governing the use, storage, handling and disposal of these materials and waste products. The cost of compliance with these laws and regulations could be significant. The failure to comply with these laws and regulations could result in significant fines and work stoppages and may harm our business.

Our facility is located in California’s Silicon Valley, in an area with a long history of industrial activity and use of hazardous substances, including chlorinated solvents. Environmental studies conducted prior to our leasing of the site found levels of metals and volatile organic compounds in the soils and groundwater at our site. While these constituents of concern predated our occupancy, certain environmental laws, including the U.S. Comprehensive, Environmental Response, Compensation and Liability Act of 1980, impose strict, joint and several liability on current operators of real property for the cost of removal or remediation of hazardous substances. These laws often impose liability even if the owner or operator did not know of, or was not responsible for, the release of such hazardous substances. As a result, while we have not been, we cannot rule out the possibility that we could in the future be held liable for costs to address contamination at the property beneath our facility, which costs could be material.

  We will need to implement additional finance and accounting systems, procedures and controls in the future as we grow our business and organization and to satisfy new reporting requirements.

As a public reporting company, we must comply with the Sarbanes-Oxley Act of 2002 and the related rules and regulations of the Securities and Exchange Commission, including expanded disclosures and accelerated reporting requirements and more complex accounting rules. Compliance with Section 404 of the Sarbanes-Oxley Act of 2002 and other requirements will increase our costs and require additional management resources. We recently have been upgrading our finance and accounting systems, procedures and controls and will need to continue to implement additional finance and accounting systems, procedures and controls as we grow our business and organization and to satisfy new reporting requirements. Compliance with Section 404 will first apply to our annual report on Form 10-K for our fiscal year ending December 31, 2006. If we are unable to complete the required assessment as to the adequacy of our internal controls over financial reporting or if our independent registered public accounting firm is unable to provide us with an unqualified report as to the effectiveness of our internal controls over financial reporting as of December 31, 2006, investors could lose confidence in the reliability of our internal controls over financial reporting, which could adversely affect our stock price.

  Our facility is located near known earthquake fault zones, and the occurrence of an earthquake, extremist attack or other catastrophic disaster could cause damage to our facilities and equipment, which could require us to cease or curtail operations.

Our facility is located near known earthquake fault zones and, therefore, is vulnerable to damage from earthquakes. In October 1989, a major earthquake struck this area and caused significant property damage and a number of fatalities. We are also vulnerable to damage from other types of disasters, including power loss, attacks from extremist organizations, fire, floods and similar events. If any disaster were to occur, our ability to operate our business could be seriously impaired. In addition, the unique nature of our research activities and of much of our equipment could make it difficult for us to recover from this type of disaster. We currently may not have adequate insurance to cover our losses resulting from disasters or other similar significant business interruptions, and we do not plan to purchase additional insurance to cover such losses due to the cost of obtaining such coverage. Any significant losses that are not recoverable under our insurance policies could seriously impair our business and financial condition.

Risks Related to the Offering

Our stock price is volatile, and purchasers of our common stock could incur substantial losses.

The market prices for securities of biopharmaceutical companies in general have been highly volatile. The market price of our common stock may be influenced by many factors, including:

•	adverse results or delays in our clinical trials;

•	the timing of achievement of our clinical, regulatory, partnering and other milestones, such as the commencement of clinical development, the completion of a clinical trial, the receipt of regulatory approval or the establishment of commercial partnerships for one or more of our product candidates;

•	announcement of FDA approval or non-approval of our product candidates or delays in the FDA review process;

•	actions taken by regulatory agencies with respect to our product candidates, our clinical trials or our sales and marketing activities;

•	the commercial success of any of our products approved by the FDA or its foreign counterparts;

•	regulatory developments in the United States and foreign countries;

•	changes in the structure of healthcare payment systems;

•	any intellectual property infringement lawsuit involving us;

•	announcements of technological innovations or new products by us or our competitors;

•	market conditions for the biotechnology or pharmaceutical industries in general;

•	changes in financial estimates or recommendations by securities analysts;

•	sales of large blocks of our common stock;

•	sales of our common stock by our executive officers, directors and significant stockholders;

•	restatements of our financial results and/or material weaknesses in our internal controls; and

•	the loss of any of our key scientific or management personnel.

The stock markets in general, and the markets for biotechnology stocks in particular, have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of our common stock. In the past, class action litigation has often been instituted against companies whose securities have experienced periods of volatility in market price. Any such litigation brought against us could result in substantial costs, which would hurt our financial condition and results of operations, divert management’s attention and resources, and possibly delay our clinical trials or commercialization efforts.

  Fluctuations in our operating results could cause our stock price to decline.

The following factors are likely to result in fluctuations of our operating results from quarter to quarter and year to year:

•	adverse results or delays in our clinical trials;

•	the timing and achievement of our clinical, regulatory, partnering and other milestones, such as the commencement of clinical development, the completion of a clinical trial, the receipt of regulatory approval or the establishment of a commercial partnership for one or more of our product candidates;

•	announcement of FDA approval or non-approval of our product candidates or delays in the FDA review process;

•	actions taken by regulatory agencies with respect to our product candidates, our clinical trials or our sales and marketing activities;

•	the commercial success of any of our products approved by the FDA or its foreign counterparts;

•	regulatory developments in the United States and foreign countries;

•	changes in the structure of healthcare payment systems;

•	any intellectual property infringement lawsuit involving us; and

•	announcements of technological innovations or new products by us or our competitors.

Due to these fluctuations in our operating results, a period-to-period comparison of our results of operations may not be a good indication of our future performance. In any particular financial period the actual or anticipated fluctuations could be below the expectations of securities analysts or investors and our stock price could decline.

  Because a small number of existing stockholders own a large percentage of our voting stock, they may be able to exercise significant influence over our affairs, acting in their best interests and not necessarily those of other stockholders.

As of May 15, 2006, our executive officers, directors and holders of 5% or more of our outstanding common stock beneficially owned approximately 39.2% of our common stock. The interests of this group of stockholders may not always coincide with our interests or the interests of other stockholders. This concentration of ownership could also have the effect of delaying or preventing a change in our control or otherwise discouraging a potential acquiror from attempting to obtain control of us, which in turn could reduce the price of our common stock.

  Our stockholder rights plan and anti-takeover provisions in our charter documents and under Delaware law could make an acquisition of us, which may be beneficial to our stockholders, more difficult and may prevent attempts by our stockholders to replace or remove our current management.

Provisions in our amended and restated certificate of incorporation and bylaws may delay or prevent an acquisition of us, a change in our management or other changes that stockholders may consider favorable. These provisions include:

•	a classified board of directors;

•	a prohibition on actions by our stockholders by written consent;

•	the ability of our board of directors to issue preferred stock without stockholder approval, which could be used to make it difficult for a third party to acquire us;

•	notice requirements for nominations for election to the board of directors; and

•	limitations on the removal of directors.

Moreover, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, which prohibits a person who owns in excess of 15% of our outstanding voting stock from merging or combining with us for a period of three years after the date of the transaction in which the person acquired in excess of 15% of our outstanding voting stock, unless the merger or combination is approved in a prescribed manner.

We have adopted a rights agreement under which certain stockholders have the right to purchase shares of a new series of preferred stock at an exercise price of $140.00 per one one-hundredth of a share, if a person acquires more than 15% of our common stock. The rights plan could make it more difficult for a person to acquire a majority of our outstanding voting stock. The rights plan could also reduce the price that investors might be willing to pay for shares of our common stock and result in the market price being lower than it would be without the rights plan. In addition, the existence of the rights plan itself may deter a potential acquiror from acquiring us. As a result, either by operation of the rights plan or by its potential deterrent effect, mergers and acquisitions of us that our stockholders may consider in their best interests may not occur.

  We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.

We will have broad discretion in the application of the net proceeds from this offering and could spend the proceeds in ways that do not improve our results of operations or enhance the value of our common stock. Our failure to apply these funds effectively could have a material adverse effect on our business, delay the development of our product candidates and cause the price of our common stock to decline.

  If there are substantial sales of our common stock, the market price of our common stock could drop substantially.

If our existing stockholders sell a large number of shares of our common stock or the public market perceives that existing stockholders might sell shares of our common stock, the market price of our common stock could decline significantly. As of May 15, 2006, we had 19,969,089 outstanding shares of common stock. Of these shares, up to 14,959,520 shares of common stock are tradable under Rule 144 or Rule 701 under the Securities Act of 1933, as amended, or the Securities Act, subject in some cases to various vesting agreements, volume limitations and holding periods, and the remainder of the shares have been registered under the Securities Act and are freely tradable. In addition, 3,611,629 shares are held by our directors and executive officers and their affiliates and will be subject to volume, manner of sale and other limitations under Rule 144 under the Securities Act and various vesting agreements after the lock-up agreements pertaining to this offering expire.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements under “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business” and elsewhere in this prospectus constitute forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. While we believe that we have a reasonable basis for each forward-looking statement contained in this prospectus, we caution you that these statements are based on a combination of facts and factors currently known by us and our projections of the future, about which we cannot be certain. Many important factors affect our ability to achieve our objectives, including the following:

•	the success and timing of our preclinical studies and clinical trials;

•	our ability to obtain and maintain regulatory approval for our product candidates;

•	our plans to research, develop and commercialize our product candidates;

•	the loss of key scientific or management personnel;

•	the size and growth potential of the potential markets for our product candidates and our ability to serve those markets;

•	regulatory developments in the United States and foreign countries;

•	the rate and degree of market acceptance of our product candidates;

•	our use of the proceeds from this offering;

•	the accuracy of our estimates regarding expenses, future revenues, capital requirements and needs for additional financing, and our ability to obtain additional financing;

•	our ability to attract collaborators with development, regulatory and commercialization expertise;

•	our ability to obtain and maintain intellectual property protection for our product candidates;

•	the successful development of our marketing capabilities;

•	the success of competing therapies that are or become available; and

•	the performance of third-party manufacturers with which we contract to provide a supply of our product candidates.

In addition, you should refer to the “Risk Factors” section of this prospectus for a discussion of other important factors that may cause our actual results to differ materially from those expressed or implied by our forward-looking statements. As a result of these factors, we cannot assure you that the forward-looking statements in this prospectus will prove to be accurate. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame, or at all. The Private Securities Litigation Reform Act of 1995 and Section 27A of the Securities Act do not protect any forward-looking statements that we make in connection with this offering.

You should read this prospectus completely. In some cases, you can identify forward-looking statements by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing” or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words. We may not update these forward-looking statements even though our situation may change in the future. We qualify all the forward-looking statements contained in this prospectus by the foregoing cautionary statements.

USE OF PROCEEDS

We estimate the net proceeds to us from this offering will be approximately $71.7 million, or approximately $82.5 million if the underwriters exercise their over-allotment option in full, based on the public offering price of $17.00 per share and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

We expect to use the net proceeds from this offering for general corporate purposes, including clinical trial, research and development, general and administrative and manufacturing expenses. We may also use a portion of the proceeds for the potential acquisition of, or investment in, technologies, products or companies that complement our business, although we have no current understandings, commitments or agreements to do so.

The amounts and timing of our actual expenditures will depend upon numerous factors, including the status of our development and commercialization efforts, the amount of proceeds actually raised in this offering, the amount of cash generated through our existing strategic collaboration and any additional strategic collaborations into which we may enter. Accordingly, our management will have significant flexibility in applying the net proceeds of this offering.

We do not expect our existing capital resources and the net proceeds from this offering to be sufficient to enable us to fund the completion of the development of any of our product candidates. We believe that our existing capital resources and committed funding and the net proceeds from this offering will be sufficient to maintain currently planned operations into the second quarter of 2008, including:

•	completion of two on-going Phase 3 clinical trials of XP13512 for the treatment of RLS;

•	initiation and completion of a third Phase 3 clinical trial of XP13512 for the treatment of RLS;

•	initiation and completion of safety and pharmacokinetic studies of XP13512 for the treatment of RLS;

•	initiation and completion of Phase 2/3 clinical trial of XP13512 for the treatment of neuropathic pain;

•	completion of Phase 2a clinical trial of XP19986 for reducing the number of reflux episodes in patients with GERD;

•	initiation and completion of Phase 1 formulation pharmacokinetic clinical trial of XP19986;

•	initiation and completion of Phase 2b clinical trial of XP19986 for the treatment of GERD;

•	initiation and completion of Phase 2 clinical trial of XP19986 for the treatment of spasticity; and

•	initiation and completion of Phase 1 clinical trials of XP21279.

However, the actual costs and timing of clinical trials are highly uncertain and subject to risk and will change depending upon the clinical indication targeted, the development strategy pursued and the results of earlier clinical trials.

Until the funds are used as described above, we intend to invest the net proceeds from this offering in interest-bearing, investment grade securities.

PRICE RANGE OF COMMON STOCK

Our common stock has traded on the Nasdaq National Market under the symbol “XNPT” since June 2, 2005. As of May 15, 2006, there were approximately 237 holders of record of our common stock. The following table sets forth, for the periods indicated, the range of high and low closing sales prices of our common stock as quoted on the Nasdaq National Market for the period since our initial public offering on June 2, 2005.

	High	Low

2006
2nd Quarter (through June 21, 2006)	$24.79	$17.35
1st Quarter	25.77	14.25
2005
4th Quarter	$19.00	$12.69
3rd Quarter	16.99	10.30
2nd Quarter (beginning June 2, 2005)	10.64	10.20

The closing price for our common stock as reported by the Nasdaq National Market on June 21, 2006 was $17.35 per share.

DIVIDEND POLICY

No cash dividends have been declared or paid on our common stock to date, and we currently intend to utilize future earnings, if any, for development of our business. We do not anticipate paying any cash dividends in the foreseeable future. Any future determination to pay dividends will be at the discretion of our board of directors and will depend on our financial condition, results of operations, capital requirements and other factors that our board of directors deems relevant. In addition, we are prohibited from paying dividends, other than dividends payable solely in common stock, by covenants contained in our loan agreement with Transamerica Technology Finance Corporation.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and short-term investments and our capitalization as of March 31, 2006:

•	on an actual basis; and

•	on an as adjusted basis to give effect to the sale of 4,500,000 shares of our common stock in this offering at the public offering price of $17.00 per share, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

You should read this table in conjunction with the sections of this prospectus entitled “Selected Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and with our financial statements and the related notes.

	As of March 31, 2006
	Actual(1)	As Adjusted(1)
	(unaudited)
	(in thousands, except share and per share amounts)

Cash and cash equivalents and short-term investments	$78,061	$149,762
Restricted investments	3,232	3,232

Total	$81,293	$152,994

Noncurrent portion of equipment financing obligations	$524	$524
Noncurrent portion of liability for early exercise of employee stock options	414	414
Stockholders’ equity:
Common stock: $.001 par value; 60,000,000 shares authorized; 19,565,426 shares issued and outstanding actual; 24,065,426 shares issued and outstanding as adjusted	20	24
Additional paid-in capital	207,349	279,046
Notes receivable from stockholders	(158)	(158)
Accumulated other comprehensive loss	(122)	(122)
Accumulated deficit	(154,921)	(154,921)

Total stockholders’ equity	52,168	123,869

Total capitalization	$53,106	$124,807

(1)	The number of shares shown as issued and outstanding as of March 31, 2006 excludes:

•	331,842 shares of our common stock outstanding subject to our right of repurchase;

•	2,031,582 shares of our common stock issuable upon exercise of options outstanding under our equity incentive plans as of March 31, 2006, at a weighted-average exercise price of $9.85 per share;

•	38,872 shares of our common stock issuable upon exercise of warrants outstanding as of March 31, 2006, at a weighted- average exercise price of $13.07 per share; and

•	2,235,364 shares of our common stock reserved for future issuance under our 2005 Equity Incentive Plan, our 2005 Non-Employee Directors’ Stock Option Plan and our 2005 Employee Stock Purchase Plan.

DILUTION

Our net tangible book value as of March 31, 2006 was approximately $52.2 million, or $2.67 per share, based on 19,565,426 shares of our common stock outstanding as of March 31, 2006. Net tangible book value per share is determined by dividing our total tangible assets less total liabilities by the actual number of outstanding shares of our common stock. Dilution in net tangible book value per share represents the difference between the amount per share paid by purchasers of shares of common stock in this offering and the net tangible book value per share of our common stock immediately afterwards. After giving effect to our sale of 4,500,000 shares of common stock in this offering at the public offering price of $17.00 per share and deducting the underwriting discounts and commissions and estimated offering expenses payable by us, our as adjusted net tangible book value as of March 31, 2006 would have been approximately $123.9 million, or $5.15 per share. This represents an immediate increase in net tangible book value of $2.48 per share to existing stockholders and immediate dilution in net tangible book value of $11.85 per share to new investors purchasing our common stock in this offering. The following table illustrates this dilution on a per share basis:

Public offering price per share		$17.00
Net tangible book value per share as of March 31, 2006	$2.67
Increase per share attributable to new investors	2.48

Net tangible book value per share after this offering		5.15

Dilution per share to new investors		$11.85

If the underwriters exercise their over-allotment option in full, at the public offering price of $17.00 per share, the as adjusted net tangible book value as of March 31, 2006 would have been $5.44 per share, representing an increase to existing stockholders of $2.77 per share, and there will be an immediate dilution of $11.56 per share to new investors.

The above discussion and table are based on 19,565,426 shares of common stock issued and outstanding as of March 31, 2006 and exclude:

•	331,842 shares of our common stock outstanding subject to our right of repurchase;

•	2,031,582 shares of our common stock issuable upon exercise of stock options outstanding under our equity incentive plans, at a weighted-average exercise price of $9.85 per share;

•	38,872 shares of our common stock issuable upon exercise of warrants outstanding, at a weighted-average exercise price of $13.07 per share; and

•	2,235,364 shares of our common stock reserved for future issuance under our 2005 Equity Incentive Plan, our 2005 Non-Employee Directors’ Stock Option Plan and our 2005 Employee Stock Purchase Plan.

To the extent that outstanding options or warrants are exercised, you will experience further dilution. In addition, we may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that additional capital is raised through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our stockholders.

SELECTED FINANCIAL DATA

You should read the following selected financial data together with our financial statements and the related notes included at the end of this prospectus and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section and other financial information included in this prospectus. The selected statement of operations data for the years ended December 31, 2005, 2004 and 2003 and the selected balance sheet data as of December 31, 2005 and 2004 are derived from our audited financial statements that are included at the end of this prospectus. The selected financial data for the three months ended March 31, 2006 and 2005 and as of March 31, 2006 are derived from our unaudited financial statements that are included at the end of this prospectus. The selected statement of operations data for the years ended December 31, 2002 and 2001 and the selected balance sheet data as of December 31, 2003, 2002 and 2001 are derived from our audited financial statements not included in this prospectus. The unaudited financial statements include, in the opinion of management, all adjustments, consisting only of normal recurring adjustments, that management considers necessary for a fair statement of results for those periods. The historical results are not necessarily indicative of results to be expected in any future periods, and the results for the three months ended March 31, 2006 are not necessarily indicative of results to be expected for the full year.

						Three Months
						Ended
	Year Ended December 31,					March 31,
	2005	2004	2003	2002	2001	2006	2005
						(unaudited)
	(in thousands, except per share amounts)

Statement of Operations Data:
Revenues:
Collaboration revenue	$4,667	$8,882	$5,157	$—	$100	$1,288	$2,707
Grant revenue	86	1,073	1,074	673	150	—	86

Total revenues	4,753	9,955	6,231	673	250	1,288	2,793

Operating expenses:
Research and development	38,698	33,384	25,718	17,653	10,494	13,746	10,426
General and administrative	10,989	8,154	5,852	5,597	3,518	3,406	2,303

Total operating expenses	49,687	41,538	31,570	23,250	14,012	17,152	12,729

Loss from operations	(44,934)	(31,583)	(25,339)	(22,577)	(13,762)	(15,864)	(9,936)
Interest income	2,258	674	527	898	1,820	937	338
Interest expense	(233)	(333)	(519)	(581)	(248)	(51)	(71)

Net loss	(42,909)	(31,242)	(25,331)	(22,260)	(12,190)	(14,978)	(9,669)
Convertible preferred stock dividend	(969)	(97)	—	—	—	—	(563)

Loss applicable to common stockholders	$(43,878)	$(31,339)	$(25,331)	$(22,260)	$(12,190)	$(14,978)	$(10,232)

Basic and diluted loss per share applicable to common stockholders	$(3.69)	$(25.51)	$(26.79)	$(33.20)	$(34.05)	$(.77)	$(5.82)

Shares used to compute basic and diluted loss per share applicable to common stockholders	11,898	1,229	946	670	358	19,516	1,759

						As of
	As of December 31,					March 31,
	2005	2004	2003	2002	2001	2006
						(unaudited)
	(in thousands)

Balance Sheet Data:
Cash and cash equivalents and short-term investments	$91,918	$60,245	$28,318	$47,872	$25,032	$78,061
Working capital	84,602	51,997	21,451	46,844	23,251	70,692
Restricted investments	3,205	3,169	3,020	3,030	3,789	3,232
Total assets	101,908	71,693	39,636	62,714	36,846	97,678
Noncurrent portion of equipment financing obligations	680	1,325	668	2,010	1,731	524
Accumulated deficit	139,943	96,065	64,726	39,395	17,135	154,921
Total stockholders’ equity (deficit)	65,642	(91,379)	(63,694)	(38,470)	(16,375)	52,168

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read this discussion and analysis in conjunction with our financial statements and the related notes included at the end of this prospectus. In addition to historical financial information, the following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this prospectus, particularly in “Risk Factors.”

Overview

We are a biopharmaceutical company focused on developing a portfolio of internally discovered product candidates that utilize the body’s natural nutrient transporter mechanisms to improve the therapeutic benefits of drugs. Our most advanced product candidate is currently being evaluated in a Phase 3 clinical program for restless legs syndrome, or RLS. This product candidate has also successfully completed a Phase 2a clinical trial for the management of post-herpetic neuralgia, or PHN. Our second product candidate has generated positive preliminary data in a Phase 2a clinical trial for reducing the number of reflux episodes in patients with gastroesophageal reflux disease, or GERD. Our current portfolio of proprietary product candidates includes the following:

•	XP13512 for RLS. XP13512 is a Transported Prodrug of gabapentin that we have shown to be effective in Phase 2 clinical trials for the treatment of RLS. RLS is a common, under-diagnosed neurological condition that frequently manifests itself as a sleep disorder. We have initiated Phase 3 clinical trials for the treatment of RLS and plan to commence additional trials later this year.

•	XP13512 for Neuropathic Pain, Including PHN. We have also shown in a Phase 2a clinical trial that XP13512 is effective for the management of PHN. PHN is a chronic type of neuropathic pain, which is pain resulting from nerve damage. In addition to PHN, we intend to develop XP13512 for other neuropathic pain conditions, such as painful diabetic neuropathy.

•	XP19986 for GERD and Spasticity. XP19986 is a Transported Prodrug of R-baclofen that is in development for the treatment of GERD, which is the frequent, undesirable passage of stomach contents into the esophagus. GERD causes symptoms such as heartburn and, in some cases, damage to the lining of the esophagus. XP19986 has generated positive preliminary data in a Phase 2a clinical trial indicating that single doses of XP19986 were well tolerated and produced statistically significant reductions in the number of reflux episodes in patients with GERD. XP19986 is also a potential treatment for the symptoms of spasticity.

•	XP21279 for Parkinson’s Disease. XP21279 is a Transported Prodrug of levodopa, or L-Dopa, that is in preclinical development for the treatment of Parkinson’s disease. We plan to file an investigational new drug application, or IND, for XP21279 in the first half of 2007.

•	XP20925 for Migraine and Chemotherapy-Induced Nausea and Vomiting. XP20925 is a Transported Prodrug of propofol that is in preclinical development for the treatment of migraine and chemotherapy-induced nausea and vomiting. We plan to continue development of XP20925 at an appropriate time in the future depending on the availability of resources.

We were incorporated in May 1999 and commenced active operations in August 1999. To date, we have not generated any product revenues. We have funded our operations primarily through the sale of equity securities, non-equity payments from collaborative partners, capital lease and equipment financings and government grants. We have incurred net losses since inception and expect to incur substantial and increasing losses for the next several years as we expand our research and development activities and move our product candidates into later stages of development. We expect our research and development expenses to continue to increase as we expand our development programs, and, subject to regulatory approval for any of our product candidates, we expect to incur significant expenses associated with the establishment of a North American specialty sales force and increased manufacturing expenses. Because of the numerous risks and uncertainties associated with drug development, we are unable to predict the timing or amount of increased expenses or when we plan to establish a North American specialty sales force. As of March 31, 2006, we had an accumulated deficit of approximately $155.0 million.

From our inception in 1999 through 2001, our principal activities were focused on identifying and characterizing natural nutrient transporter mechanisms and developing the technology necessary to utilize them for the active transport of drugs. Beginning in 2002, our activities expanded to include the preclinical and clinical development of internally discovered product candidates based on this proprietary technology. The process of carrying out the development of our product candidates to later stages of development and our research programs will require significant additional research and development expenditures, including preclinical testing and clinical trials, as well as manufacturing development efforts and seeking regulatory approval. We outsource a substantial portion of our preclinical studies and all of our clinical trials and manufacturing development activities to third parties to maximize efficiency and minimize our internal overhead.

In December 2002, we entered into a collaboration with ALZA Corporation to discover, develop and commercialize Transported Prodrugs of certain generic parent drugs that are poorly absorbed in the intestines. This collaboration ended in March of 2005. ALZA made an up-front, non-refundable cash payment upon initiation of the collaboration and provided annual research funding on a full-time equivalent employee basis.

In November 2003, we entered into a collaboration with Pfizer Inc to develop technologies to assess the role of active transport mechanisms in delivering drugs into the central nervous system. Pfizer made an up-front payment and supported a number of full-time equivalent employees through November 2005. As of December 31, 2005, we had recognized all of the $6.5 million of revenue pursuant to the agreement. The program was exclusive during the term of the collaboration and provided Pfizer with non-exclusive rights to resulting technologies.

In December 2004, we issued 1,666,651 shares of our Series D convertible preferred stock, raising net proceeds of approximately $24.9 million. Holders of the Series D convertible preferred stock were entitled to receive dividends in shares of Series D convertible preferred stock at the rate of $1.35 per share per annum. We have reported the loss applicable to common stockholders after giving effect to the dividends paid. In connection with the closing of our initial public offering in June 2005, 71,080 shares of our Series D convertible preferred stock were issued as in-kind dividends payable on our Series D convertible preferred stock, and all of the outstanding shares of Series D convertible preferred stock, including the in-kind dividends, were automatically converted into 1,737,731 shares of common stock.

In June 2005, we issued 5,000,000 shares of our common stock, raising net proceeds of approximately $46.3 million in connection with our initial public offering. In July 2005, the underwriters partially exercised their over-allotment option and purchased an additional 9,569 shares of our common stock, for which we received net cash proceeds of approximately $63,000, after deducting underwriting discounts and commissions and other offering expenses.

In December 2005, we entered into an agreement in which we licensed to Astellas Pharma Inc. exclusive rights to develop and commercialize XP13512 in Japan and five other Asian countries. Under the terms of the agreement, Astellas has obtained exclusive rights to develop and commercialize XP13512 in Japan, Korea, the Philippines, Indonesia, Thailand and Taiwan. Under the terms of this agreement, we received an initial license payment of $25.0 million. In addition, we are eligible to receive clinical and regulatory milestone payments totaling up to $60.0 million, including milestone payments of $10.0 million at the initiation and $5.0 million at the subsequent completion of our first Phase 3 clinical trial of XP13512 in RLS patients in the United States. We will receive royalties on any sales of XP13512 in the Astellas territory at a royalty rate in the mid-teens on a percentage basis. We have initiated our first Phase 3 clinical trials of XP13512 in RLS patients in the United States. As of March 31, 2006, we recorded a $10.0 million receivable for this milestone and have recognized an aggregate of $1.3 million of revenue pursuant to the agreement. In April 2006, we received the $10.0 million milestone payment.

Critical Accounting Policies and Significant Judgments and Estimates

Our management’s discussion and analysis of our financial condition and results of operations is based on our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported revenues and expenses during the reporting periods. On an ongoing basis, we evaluate our estimates and judgments related to revenue recognition and clinical development costs. We base our estimates on historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

While our significant accounting policies are more fully described in Note 1 to our financial statements, we believe the following accounting policies are critical to the process of making significant judgments and estimates in the preparation of our financial statements.

Revenue Recognition

Our collaboration agreements with Astellas, ALZA and Pfizer each contain some or all of the following elements: non-refundable, up-front license fees; research payments for ongoing research and development; payments associated with achieving development and regulatory milestones; payments under a supply agreement; and royalties to be paid based on specified percentages of net product sales, if any. We consider a variety of factors in determining the appropriate method of revenue recognition under these arrangements, such as whether the elements are separable, whether there are determinable fair values and whether there is a separate earnings process associated with a particular element of an agreement.

We recognize revenue from non-refundable, up-front fees ratably over the term of our performance under the agreements. These payments are recorded as deferred revenue pending recognition. We recognize revenue related to collaborative research payments as the services are performed over the related funding periods for each agreement. Generally, the payments received are not refundable and are based on contractual cost per full-time equivalent employee working on the project. As of March 31, 2006, we had not received payments for achieving development and regulatory milestones, providing supplies or earning royalties on product sales; however, as of March 31, 2006, we recorded a $10.0 million receivable for the milestone of initiating our first Phase 3 clinical trial of XP13512 in RLS patients in the United States in connection with our Astellas collaboration and have recognized an aggregate of $1.3 million of revenue pursuant to the Astellas agreement.

Grant revenues are recognized as research is performed. Grant revenues are not refundable.

Accrued Expenses

As part of the process of preparing financial statements, we are required to estimate accrued expenses. This process involves communicating with our applicable personnel to identify services that have been performed on our behalf and estimating the level of service performed and the associated cost incurred for the service when we have not yet been invoiced or otherwise notified of actual cost. The majority of our service providers invoice us monthly in arrears for services performed. We make estimates of our accrued expenses as of each balance sheet date in our financial statements based on facts and circumstances known to us. We periodically confirm the accuracy of our estimates with the service providers and make adjustments if necessary. To date, we have not adjusted our estimate at any particular balance sheet date in any material amount. Examples of estimated accrued expenses include:

•	fees paid to contract research organizations in connection with preclinical and toxicology studies and clinical trials;

•	fees paid to investigative sites in connection with clinical trials;

•	fees paid to contract manufacturers in connection with the production of clinical trial materials; and

•	professional service fees.

We base our expenses related to clinical trials on our estimates of the services received and efforts expended pursuant to contracts with multiple research institutions and clinical research organizations that conduct and manage clinical trials on our behalf. The financial terms of these agreements are subject to negotiation, vary from contract to contract and may result in uneven payment flows. Payments under some of these contracts depend on factors such as the successful enrollment of patients and the completion of clinical trial milestones. In accruing service fees, we estimate the time period over which services will be performed and the level of effort to be expended in each period. If the actual timing of the performance of services or the level of effort varies from our estimate, we will adjust the accrual accordingly. If we do not identify costs that we have begun to incur or if we underestimate or overestimate the level of services performed or the costs of these services, our actual expenses could differ from our estimates.

Stock-Based Compensation

In December 2004, the Financial Accounting Standards Board, or FASB, issued Statement of Financial Accounting Standards, or SFAS, No. 123R, Share-Based Payment, which is a revision of FASB SFAS No. 123, Accounting for Stock Compensation, and supersedes Accounting Principles Board, or APB, Opinion No. 25, Accounting for Stock Issued to Employees, and its related implementation guidance. SFAS No. 123R establishes accounting for stock-based awards exchanged for employee services and clarifies and expands SFAS No. 123’s guidance in several areas, including measuring fair value, classifying an award as equity or as a liability and attributing compensation cost to reporting periods. Additionally, SFAS No. 123R amends SFAS No. 95, Statement of Cash Flows, to require that excess tax benefits be reported as a financing cash inflow rather than as reduction of taxes paid. In March 2005, the Securities and Exchange Commission, of SEC, issued Staff Accounting Bulletin 107, which provides the Staff’s views regarding interactions between SFAS No. 123R and certain SEC rules and regulations and provides interpretations of the valuation of share-based payments for public companies.

Effective January 1, 2006, we adopted the provisions of SFAS No. 123R. Accordingly, for stock options and stock purchase rights granted under our 2005 Employee Stock Purchase Plan, or Purchase Plan, stock-based compensation cost is measured at grant date, based on the fair value of the award and is recognized as expense over the requisite employee service period.

Prior to the adoption of SFAS No. 123R, we accounted for stock-based employee compensation arrangements using the intrinsic value method in accordance with the provisions of APB Opinion No. 25, and related interpretations, and provided the disclosures required under SFAS No. 123, as amended by SFAS No. 148, Accounting for Stock-Based Compensation — Transition and Disclosures. Prior to our initial public offering in June 2005, we had granted certain stock options with exercise prices that were below the estimated fair value of the common stock at the date of grant. During the three months ended March 31, 2005, we recorded employee stock-based compensation expense associated with the amortization of deferred stock compensation of $.9 million.

We elected to adopt SFAS No. 123R using the modified prospective application method, which was applied to the unvested portion of options granted prior to January 1, 2006 and all options granted after January 1, 2006. The expense recorded associated with stock-based compensation under SFAS No. 123R for the three-month period ended March 31, 2006 was $1.1 million. As of March 31, 2006, the total compensation cost related to unvested awards not yet recognized was $8.9 million. This amount will be recognized over an estimated weighted-average amortization period of approximately three years.

In connection with the adoption of SFAS No. 123R on January 1, 2006, we reversed all of the existing balance of deferred stock compensation of $4.8 million with a corresponding reduction in additional paid-in capital and we reassessed our valuation method and related assumptions. We estimate the fair value of stock options and stock purchase rights using a Black-Scholes valuation model, consistent with the provisions of SFAS No. 123R, Staff Accounting Bulletin 107 and the method used to compute our pro forma disclosures through December 31, 2005 of loss available to common stockholders, including stock-based compensation (determined under a fair value method as prescribed by SFAS No. 123). The fair value of each option grant is estimated on the date of grant using the Black-Scholes option valuation model, the single-option allocation method and the straight-line attribution approach.

SFAS No. 123R requires the use of option pricing models that were not developed for use in valuing employee stock options. The Black-Scholes option-pricing model was developed for use in estimating the fair value of short-lived exchange traded options that have no vesting restrictions and are fully transferable. In addition, option-pricing models require the input of highly subjective assumptions, including the option’s expected life and the price volatility of the underlying stock. Both the expected stock price volatility and the weighted-average expected life assumptions were determined using data obtained from similar entities, taking into consideration factors such as industry, stage of life cycle, size and financial leverage. Prior to the adoption of SFAS No. 123R, we had also used this approach in calculating both expected stock price volatility and weighted-average expected life assumptions.

Research and Development Expenses

Research and development expenses consist of costs associated with both partnered and unpartnered research activities, as well as costs associated with our drug discovery efforts, conducting preclinical studies and clinical trials, manufacturing development efforts and activities related to regulatory filings. Research and development expenses are comprised of: external research and development expenses incurred under agreements with third-party contract research organizations and investigative sites, where a substantial portion of our preclinical studies and all of our clinical trials are conducted, third-party manufacturing organizations, where a substantial portion of our preclinical supplies and all of our clinical supplies are produced, and consultants; employee-related expenses, which include salaries and benefits; and facilities, depreciation and other allocated expenses, which include direct and allocated expenses for rent and maintenance of facilities, depreciation of leasehold improvements and equipment, and laboratory and other supplies. We use our employee and infrastructure resources across multiple research projects, including our drug development programs. We do not allocate our employee and infrastructure costs on a project-by-project basis.

The following table summarizes our principal product development initiatives, including the related stages of development for each product candidate in development and the direct, third-party research and development expenses recognized in connection with each product candidate. The information in the column labeled “Estimated Completion of Current Phase” is our current estimate of the timing of completion. The actual timing of completion could differ materially from the estimates provided in the table. For a discussion of the risks and uncertainties associated with the timing of completing a product development phase, see the “If our preclinical studies do not produce successful results or our clinical trials do not demonstrate safety and efficacy in humans, we will not be able to commercialize our product candidates,” “Any failure or delay in commencing or completing clinical trials for our product candidates could severely harm our business,” “We rely on third parties to conduct our clinical trials. If these third parties do not perform as contractually required or expected, we may not be able to obtain regulatory approval for or commercialize our product candidates” and “If third parties do not manufacture our product candidates in sufficient quantities or at an acceptable cost, clinical development and commercialization of our product candidates would be delayed” sections of “Risk Factors.”

				Related R&D Expenses
			Estimated				Three Months
		Phase of	Completion of	Year Ended December 31,			Ended March 31,
Product Candidate	Description	Development	Current Phase	2005	2004	2003	2006	2005
				(in thousands)

Clinical development
XP13512	RLS	Phase 3	2008
	PHN	Completed Phase 2a	2005	$13,508	$10,816	$7,832	$5,626	$3,879
XP19986	GERD	Phase 2a	2006
	Spasticity	Phase 1	2005	3,857	2,278	—	1,331	965
Other(1)				6,362	3,265	1,140	2,608	1,445

Total clinical development				23,727	16,359	8,972	9,565	6,289
Research and preclinical(2)				14,971	17,025	16,746	4,181	4,137

Total research and development				$38,698	$33,384	$25,718	$13,746	$10,426

(1)	“Other” constitutes internal clinical development costs for our product candidates that are not directly allocated to XP13512 or XP19986. For the year ended December 31, 2005 and the three months ended March 31, 2006, “other” expenses consisted primarily of personnel costs of $4.1 million and $1.6 million, respectively, and facilities overhead costs of $1.6 million and $.3 million, respectively.
(2)	For the year ended December 31, 2005 and the three months ended March 31, 2006, “research and preclinical” expenses consisted primarily of personnel costs of $6.7 million and $2.4 million, respectively, facilities overhead costs of $2.5 million and $.8 million, respectively, and laboratory supplies of $1.3 million and $.4 million, respectively.

The largest component of our total operating expenses is our ongoing investments in our research and development activities, including the clinical development of our product candidate pipeline. While we expect that our total research and development expenses, specifically those expenses related to clinical development activities, will increase in future periods, we expect that our future expenses related to research and preclinical activities will remain relatively consistent with the amounts incurred in each of the years ended December 31, 2005, 2004 and 2003. The process of conducting the clinical research necessary to obtain FDA approval is costly and time consuming. We consider the active management and development of our clinical pipeline to be crucial to our long- term success. The actual probability of success for each product candidate and clinical program may be impacted by a variety of factors, including, among others, the quality of the product candidate, early clinical data, investment in the program, competition, manufacturing capability and commercial viability. Furthermore, our strategy includes entering into additional collaborations with third parties to participate in the development and commercialization of at least some of our product candidates. In situations in which third parties have control over the preclinical development or clinical trial process for a product candidate, the estimated completion date is largely under the control of that third party and not under our control. We cannot forecast with any degree of certainty which of our product candidates, if any, will be subject to future collaborations or how such arrangements would affect our development plans or capital requirements.

As a result of the uncertainties discussed above, we are unable to determine the duration and completion costs of our research and development projects or when and to what extent we will generate revenues from the commercialization and sale of any of our product candidates.

Results of Operations

Three Months Ended March 31, 2006 and 2005

Revenues

Our revenues in the three months ended March 31, 2006 and 2005 consisted primarily of amounts earned for providing research and development services under our collaborations with ALZA and Pfizer; non-refundable, up-front fees received in connection with these agreements as well as our agreement with Astellas; and a federal grant under the Small Business Innovation Research, or SBIR, program.

	Three Months Ended March 31,		Change
	2006	2005	$	%
	(in thousands, except percentages)

Revenues	$1,288	$2,793	$(1,505)	(54)%

The decrease in revenues for the three months ended March 31, 2006 compared to the same period in 2005 was primarily the result of the following factors:

•	the conclusion of the ALZA collaboration in March 2005, which had generated $1.9 million in the quarter ended March 31, 2005;

•	the conclusion of the Pfizer collaboration in November 2005, which had generated $.8 million in the quarter ended March 31, 2005; offset by

•	revenues of $1.3 million related to the Astellas collaboration.

We expect revenues to fluctuate during the remainder of 2006 primarily depending upon the timing of milestone-related activities under our Astellas collaboration and the extent to which we enter into new collaborative agreements.

Research and Development Expenses

Research and development expenses consist of costs associated with our research activities and drug discovery efforts, as well as costs associated with conducting preclinical studies and clinical trials, manufacturing development efforts and activities related to regulatory filings. Of the total research and development expenses for the three months ended March 31, 2006 and 2005, the allocation of costs associated with research and preclinical and clinical development activities were as follows:

	Three Months
	Ended
	March 31,		Change
	2006	2005	$	%
	(in thousands, except percentages)

Research and preclinical	$4,181	$4,137	$44	1%
Clinical development	9,565	6,289	3,276	52%

Total research and development	$13,746	$10,426	$3,320	32%

The increase in research and development expenses in the three months ended March 31, 2006 compared to the same period in 2005 was principally due to the following increased costs:

•	clinical costs of $1.2 million and manufacturing costs of $1.2 million for XP13512;

•	clinical costs of $.5 million for XP19986; and

•	personnel costs of $.7 million, which includes $.4 million of stock-based compensation expense related to the adoption of SFAS No. 123R, partially offset by decreased toxicology costs of $.6 million.

We expect that research and development expenses will continue to increase in the future due to increased manufacturing and clinical development costs primarily relating to our XP13512 and XP19986 programs. The timing and amount of these expenses will depend upon the outcome of our ongoing clinical trials, the costs associated with the start of additional Phase 3 clinical trials of XP13512 and additional Phase 2 clinical trials of XP19986, as well as the related expansion of our research and development organization, regulatory requirements, advancement of our preclinical programs and product candidate manufacturing costs.

General and Administrative Expenses

General and administrative expenses consist principally of salaries and other related costs for personnel in executive, finance, accounting, business development, information technology, legal and human resources functions. Other general and administrative expenses include facility costs not otherwise included in research and development expenses, patent-related costs and professional fees for legal, consulting and accounting services.

	Three Months
	Ended
	March 31,		Change
	2006	2005	$	%
	(in thousands, except percentages)

General and administrative	$3,406	$2,303	$1,103	48%

The increase in general and administrative expenses in the three months ended March 31, 2006 compared to the same period in 2005 was primarily due to increased personnel costs of $.7 million, professional fees of $.2 million and office-related expenses of $.1 million.

We expect that general and administrative expenses will increase in the future due to increased payroll, expanded infrastructure, increased consulting, legal, accounting and investor relations expenses associated with being a public company and costs incurred to seek collaborations with respect to our product candidates.

Interest Income and Interest Expense

Interest income consists of interest earned on our cash and cash equivalents and short-term investments. Interest expense consists of interest incurred to finance equipment, office furniture and fixtures.

	Three Months
	Ended
	March 31,		Change
	2006	2005	$	%
	(in thousands, except percentages)

Interest income	$937	$338	$599	177%
Interest expense	51	71	(20)	(28)%

The increase in interest income in the three months ended March 31, 2006 compared to the three months ended March 31, 2005 was due primarily to higher average balances due to funds received from our initial public offering in June 2005, the initial license payment from Astellas in December 2005 and higher average interest rates in 2006.

Years Ended December 31, 2005, 2004 and 2003

Revenues

				2004 to 2005		2003 to 2004
	Year Ended December 31,			Change		Change
	2005	2004	2003	$ %		$	%
	(in thousands, except percentages)

Revenues	$4,753	$9,955	$6,231	$(5,202)	(52)%	$3,724	60%

Revenues in 2005 resulted primarily from our research collaborations with ALZA and Pfizer. Revenues in 2004 resulted primarily from our research collaborations with ALZA and Pfizer, as well as our federal grants under the National Institute of Standards and Technology, Advanced Technology Program, or ATP, and SBIR programs. Revenues in 2003 resulted primarily from our ALZA collaboration as well as our ATP and SBIR Phase 1/2 grants.

The decrease in revenues in 2005 compared to 2004 was primarily the result of the following factors:

•	$3.2 million decrease in revenues due to the conclusion of the ALZA collaboration in March 2005;

•	$1.1 million decrease in revenues due to timing differences in the recognition of revenue under the Pfizer agreement and its conclusion in November 2005;

•	$1.0 million decrease in grant revenues due to the conclusion of the ATP and SBIR grants in October 2004 and February 2005, respectively; and

•	partially offset by $.1 million increase in revenues due to the commencement of our Astellas collaboration in December 2005.

The increase in revenues in 2004 compared to 2003 was primarily the result of a $3.7 million increase in revenues from the Pfizer collaboration due to its commencement in the fourth quarter of 2003.

Research and Development Expenses

Of the total research and development expenses for the years ended December 31, 2005, 2004 and 2003, the costs associated with research and preclinical and clinical development activities approximated the following:

	Year Ended			2004 to 2005		2003 to 2004
	December 31,			Change		Change
	2005	2004	2003	$	%	$	%
	(in thousands, except percentages)

Research and preclinical	$14,971	$17,025	$16,746	$(2,108)	(12)%	$279	2%
Clinical development	23,727	16,359	8,972	7,422	45%	7,387	82%

Total research and development	$38,698	$33,384	$25,718	$5,314	16%	$7,666	30%

The increase in research and development expenses for 2005 compared to 2004 was principally due to the following increased costs:

•	toxicology costs of $1.3 million and manufacturing costs of $2.1 million, offset by a $.6 million decrease in clinical trials costs, for XP13512;

•	clinical trials costs of $1.4 million for XP19986; and

•	personnel costs of $2.6 million, including non-cash stock-based employee compensation of $.6 million, partially offset by decreased supplies and equipment costs of $.8 million, preclinical costs of $.3 million and facilities costs of $.4 million.

The increase in research and development expenses for 2004 compared to 2003 was principally due to the following increased costs:

•	clinical costs of $3.2 million and toxicology costs of $.6 million, partially offset by decreased manufacturing costs of $.9 million for XP13512;

•	manufacturing and preclinical costs of $2.3 million for XP19986; and

•	personnel costs of $2.2 million, including non-cash stock-based employee compensation of $.2 million, partially offset by decreased facilities costs of $.3 million.

General and Administrative Expenses

	Year Ended			2004 to 2005		2003 to 2004
	December 31,			Change		Change
	2005	2004	2003	$	%	$	%
	(in thousands, except percentages)

General and administrative	$10,989	$8,154	$5,852	$2,835	35%	$2,302	39%

The increase in general and administrative expenses in 2005 compared to 2004 was primarily due to increased personnel costs of $1.4 million, including an increase in non-cash stock-based employee compensation of $1.2 million, as well as an increase in professional service costs of $1.0 million.

The increase in general and administrative expenses in 2004 compared to 2003 was primarily due to increased personnel costs of $.8 million, including an increase in non-cash, stock-based employee compensation of $.3 million, as well as increased patent legal costs of approximately $.6 million, increased professional services costs of approximately $.5 million and increased equipment costs of approximately $.3 million.

Interest Income and Interest Expense

	Year Ended December 31,			2004 to 2005 Change		2003 to 2004 Change
	2005	2004	2003	$	%	$	%
	(in thousands, except percentages)
Interest income	$2,258	$674	$527	$1,584	235%	$147	28%
Interest expense	233	333	519	(100)	(30)%	(186)	(36)%

Interest income for 2005, 2004 and 2003 resulted primarily from earnings on investments. The increase in interest income in 2005 compared to 2004 was due to higher average cash and cash equivalents and short-term investment balances combined with higher average interest rates in 2005. The increase in interest income in 2004 compared to 2003 was due to higher average interest rates in 2004, partially offset by lower average cash and cash equivalents and short-term investments balances.

The decrease in interest expense in 2005 compared to 2004, and 2004 compared to 2003, was due to the ongoing reduction of our equipment financing and capital lease obligations.

In the following table we present selected items from our recent quarterly financial results:

	Mar. 31,	Dec. 31,	Sept. 30,	June 30,	Mar. 31,	Dec. 31,	Sept. 30,	June 30,	Mar. 31,
	2006	2005	2005	2005	2005	2004	2004	2004	2004
	(in thousands, except per share amounts)

Selected Quarterly Data:
Total revenues	$1,288	$437	$711	$812	$2,793	$2,626	$2,337	$2,732	$2,260

Net loss	(14,978)	(11,519)	(10,056)	(11,665)	(9,669)	(9,095)	(8,860)	(7,312)	(5,975)
Convertible preferred stock dividend	—	—	—	(406)	(563)	(97)	—	—	—

Loss applicable to common stockholders	$(14,978)	$(11,519)	$(10,056)	$(12,071)	$(10,232)	$(9,192)	$(8,860)	$(7,312)	$(5,975)

Basic and diluted loss per share applicable to common stockholders	$(.77)	$(.59)	$(.52)	$(1.67)	$(5.82)	$(6.49)	$(7.25)	$(6.32)	$(5.38)

Financial Condition, Liquidity and Capital Resources

	As of		As of
	December 31,		March 31,
	2005	2004	2006
	(in thousands)

Cash and cash equivalents and short-term investments	$91,918	$60,245	$78,061
Working capital	84,602	51,997	70,692
Restricted investments	3,205	3,169	3,232
Current portions of equipment financing and capital lease obligations	714	1,068	692
Noncurrent portion of equipment financing obligations	680	1,325	524

				Three Months
	Year Ended			Ended
	December 31,			March 31,
	2005	2004	2003	2006	2005
	(in thousands)

Cash provided by (used in):
Operating activities	$(14,859)	$(27,188)	$(16,266)	$(13,412)	$(10,379)
Investing activities	(46,942)	(8,886)	(12,283)	10,185	(16,535)
Financing activities	47,335	61,335	(2,012)	(78)	891
Capital expenditures (included in investing activities above)	(872)	(1,483)	(685)	(218)	(178)

Due to our significant research and development expenditures and the lack of regulatory agency approvals to sell products, we have not been profitable and have generated operating losses since our incorporation in 1999. As such, we have funded our research and development operations primarily through sales of our preferred stock and through our initial public offering. As of March 31, 2006, we had derived aggregate net proceeds of $151.5 million from sales of our preferred stock and approximately $46.3 million from our initial public offering. We have received additional funding from non-equity payments from collaborative partners, capital lease financings, interest earned on investments and government grants, each as described more fully below. At March 31, 2006, we had available cash and cash equivalents and short-term investments of $78.1 million. Our cash and investment balances are held in a variety of interest-bearing instruments, including obligations of U.S. government agencies and money market accounts. Cash in excess of immediate requirements is invested with regard to liquidity and capital preservation. Wherever possible, we seek to minimize the potential effects of concentration and degrees of risk.

Net cash used in operating activities was $13.4 million in the three months ended March 31, 2006 and $14.9 million, $27.2 million and $16.3 million in the years ended December 31, 2005, 2004 and 2003, respectively. The net cash used in each of these periods primarily reflects the net loss for those periods, offset in part by the impact of non-cash depreciation and stock-based employee compensation and changes in operating assets and liabilities.

Net cash provided by (used in) investing activities was $10.2 million in the three months ended March 31, 2006 and $(46.9) million, $(8.9) million and $(12.3) million in the years ended December 31, 2005, 2004 and 2003, respectively. Cash provided by investing activities for the three months ended March 31, 2006 was primarily related to proceeds from investments, offset by purchases of investments and, to a lesser extent, purchases of property and equipment. Cash used in investing activities was primarily related to purchases of investments, net of proceeds from maturities of investments, and to a lesser extent, purchases of property and equipment.

Net cash provided by (used in) financing activities was $(.1) million in the three months ended March 31, 2006 and $47.3 million, $61.3 million and $(2.0) million in the years ended December 31, 2005, 2004 and 2003, respectively. Net cash provided by (used in) financing activities was primarily attributable to proceeds from the sale of our common stock in 2006 and 2005 and the sales of our preferred stock in 2004, partially offset in all periods by principal payments on our equipment financings. Net cash used in financing activities of the periods was primarily attributable to principal payments on capital leases, offset by proceeds from stock option exercises.

We believe that our existing capital resources and the net proceeds from this offering, together with interest thereon, will be sufficient to meet our projected operating requirements into the second quarter of 2008. We have based this estimate on assumptions that may prove to be wrong, and we could utilize our available capital resources sooner than we currently expect. Our forecast of the period of time through which our financial resources will be adequate to support our operations is a forward-looking statement and involves risks and uncertainties, and actual results could vary as a result of a number of factors, including the factors discussed in “Risk Factors.” Because of the numerous risks and uncertainties associated with the development and commercialization of our product candidates, and the extent to which we enter into collaborations with third parties to participate in their development and commercialization, we are unable to estimate the amounts of increased capital outlays and operating expenditures associated with our current and anticipated clinical trials. Our future funding requirements will depend on many factors, including:

•	the scope, rate of progress, results and cost of our preclinical testing, clinical trials and other research and development activities;

•	the terms and timing of any collaborative, licensing and other arrangements that we may establish;

•	the cost, timing and outcomes of regulatory approvals;

•	the number and characteristics of product candidates that we pursue;

•	the cost and timing of establishing sales, marketing and distribution capabilities;

•	the cost of establishing clinical and commercial supplies of our product candidates and any products that we may develop;

•	the timing, receipt and amount of sales or royalties, if any, from our potential products;

•	the cost of preparing, filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights; and

•	the extent to which we acquire or invest in businesses, products or technologies, although we currently have no commitments or agreements relating to any of these types of transactions.

If we need to raise additional money to fund our operations, funding may not be available to us on acceptable terms, or at all. If we are unable to raise additional funds when needed, we may not be able to continue development of our product candidates or we could be required to delay, scale back or eliminate some or all of our research and development programs. We may seek to raise any necessary additional funds through equity or debt financings, collaborative arrangements with corporate partners or other sources. To the extent that we raise additional capital through licensing arrangements or arrangements with collaborative partners, we may be required to relinquish, on terms that are not favorable to us, rights to some of our technologies or product candidates that we would otherwise seek to develop or commercialize ourselves. To the extent that we raise additional capital through equity financings, dilution to our stockholders would result.

Contractual Obligations

Our future contractual obligations at December 31, 2005 were as follows:

	Payments Due by Period
		Less Than			After
Contractual Obligations	Total	1 Year	1-3 Years	3-5 Years	5 Years
	(in thousands)

Equipment financing obligations	$1,532	$808	$724	$—	$—
Operating lease obligations	23,783	3,711	11,873	8,199	—

Total fixed contractual obligations	$25,315	$4,519	$12,597	$8,199	$—

Off-Balance Sheet Arrangements

Since inception, except for standard operating leases, we have not engaged in any off-balance sheet arrangements, including the use of structured finance, special purpose entities or variable interest entities.

Quantitative and Qualitative Disclosures About Market Risk

The primary objective of our investment activities is to preserve our capital to fund operations. We also seek to maximize income from our investments without assuming significant risk. To achieve our objectives, we maintain a portfolio of cash equivalents and investments in a variety of securities of high credit quality. As of March 31, 2006, we had cash and cash equivalents and short-term investments of $78.1 million consisting of cash and highly liquid investments deposited in a highly rated financial institution in the United States. A portion of our investments may be subject to interest rate risk and could fall in value if market interest rates increase. However, because our investments are short-term in duration, we believe that our exposure to interest rate risk is not significant and a 1% movement in market interest rates would not have a significant impact on the total value of our portfolio. We actively monitor changes in interest rates.

We contract for the conduct of certain manufacturing activities with a contract manufacturer in Europe. We made payments in the aggregate amount of approximately $0 for the three months ended March 31, 2006 and $5.6 million, $.7 million and $0 for the years ended December 31, 2005, 2004 and 2003, respectively, to this European contract manufacturer. We may be subject to exposure to fluctuations in foreign exchange rates in connection with these agreements. To date, the effect of the exposure to these fluctuations in foreign exchange rates has not been material, and we do not expect it to be material in the foreseeable future. We do not hedge our foreign currency exposures. We have not used derivative financial instruments for speculation or trading purposes.

BUSINESS

Overview

We are a biopharmaceutical company focused on developing a portfolio of internally discovered product candidates that utilize the body’s natural nutrient transporter mechanisms to improve the therapeutic benefits of drugs. Our most advanced product candidate is currently being evaluated in a Phase 3 clinical program for the treatment of restless legs syndrome, or RLS. RLS is a common, under-diagnosed neurological condition that frequently manifests itself as a sleep disorder. This product candidate has also successfully completed a Phase 2a clinical trial for the management of post-herpetic neuralgia, or PHN. PHN is a chronic type of neuropathic pain, which is pain resulting from nerve damage. Our second product candidate has generated positive preliminary data in a Phase 2a clinical trial for reducing the number of reflux episodes in patients with gastroesophageal reflux disease, or GERD.

Each of our product candidates is an orally available, patentable new chemical entity that addresses large potential markets. Our innovative product candidates, which we refer to as Transported Prodrugs, are created by modifying the chemical structure of currently marketed drugs, referred to as parent drugs, and are designed to correct deficiencies in the oral absorption, distribution and/or metabolism of the parent drug. We have designed our current Transported Prodrugs to be actively transported from the gastrointestinal, or GI, tract into the bloodstream, where they are metabolized to release the parent drug. We hold all worldwide commercial rights to our product candidates, except for rights in six Asian countries, including Japan, for our most advanced product candidate.

A key component of our strategy is to reduce the risks and time associated with drug development by capitalizing on the known safety, efficacy and established drug development history of the parent drugs. In addition, our product candidates are designed to be metabolized to release the parent drugs and natural substances with favorable safety characteristics. We believe that these features will increase the probability of successfully developing our product candidates. In addition, we intend to seek approval of our product candidates in indications for which the parent drugs have not been approved, but are nevertheless used off-label after having demonstrated efficacy in clinical trials. We believe that the improved characteristics of our product candidates will provide meaningful therapeutic benefits compared to existing drugs, as well as allow for approval to market in indications for which the parent drugs are not currently approved or promoted.

Our current portfolio of proprietary product candidates includes the following:

•	XP13512 for RLS. XP13512 is a Transported Prodrug of gabapentin that we have shown to be effective in Phase 2 clinical trials for the treatment of RLS. RLS is characterized by an irresistible urge to move one’s legs, usually accompanied by unpleasant sensations or pain in the legs. A study published in the May 2004 issue of Sleep Medicine has indicated that approximately 10% of patients visiting primary care physicians in the United States and four European countries experience RLS symptoms at least weekly, with approximately 2% of patients visiting primary care physicians suffering from symptoms severe enough to disrupt their quality of life. We have initiated our first Phase 3 clinical trials for the treatment of RLS and plan to commence additional trials later this year.

•	XP13512 for Neuropathic Pain, Including PHN. We have also shown in a Phase 2a clinical trial that XP13512 is effective for the management of PHN, a chronic type of neuropathic pain that can follow the resolution of shingles. About 500,000 cases of shingles occur in the United States annually, and the estimated prevalence of PHN in 2003 was 272,000 patients in the United States and six other major pharmaceutical markets, collectively. In addition to PHN, we intend to develop XP13512 for other neuropathic pain conditions, such as painful diabetic neuropathy.

•	XP19986 for GERD and Spasticity. XP19986 is a Transported Prodrug of R-baclofen that is in development for the treatment of GERD, which is the frequent, undesirable passage of stomach contents into the esophagus. GERD causes symptoms such as heartburn and, in some cases, damage to the lining of the esophagus. Approximately $10.0 billion is spent worldwide each year on GERD and heartburn medications, and approximately 6% of the global population experiences GERD symptoms daily. XP19986 has generated positive preliminary data in a Phase 2a clinical trial indicating that single doses of XP19986 were well tolerated and produced statistically significant reductions in the number of reflux episodes in patients with GERD. XP19986 is also a potential treatment for the symptoms of spasticity. The prevalence of spasticity due to multiple sclerosis, stroke and cerebral palsy in 2002 was approximately 5.2 million patients in the United States and six other major pharmaceutical markets, collectively.

•	XP21279 for Parkinson’s Disease. XP21279 is a Transported Prodrug of levodopa, or L-Dopa, that is in preclinical development for the treatment of Parkinson’s disease. Approximately 1% of the U.S. population over 65 years old has been diagnosed with Parkinson’s disease. According to the IMS National Prescription Audit Report and the IMS National Disease and Therapeutic Index Report, it is estimated that there were approximately 6.5 million prescriptions written in the United States in 2005 for treating the symptoms of Parkinson’s disease. We plan to file an investigational new drug application, or IND, for XP21279 in the first half of 2007.

•	XP20925 for Migraine and Chemotherapy-Induced Nausea and Vomiting. XP20925 is a Transported Prodrug of propofol that is in preclinical development for the treatment of migraine and chemotherapy-induced nausea and vomiting. According to Datamonitor, in 2002, the commercial market for migraine, the most common neurological disorder in the developed world, was estimated to be $2.5 billion. In 2000, global sales of anti-nausea drugs were approximately $1.8 billion, and the incidence of cancer, the treatment of which is a major cause of nausea and vomiting, was approximately 3.1 million patients in the United States and six other major pharmaceutical markets, collectively. We plan to continue development of XP20925 at an appropriate time in the future depending on the availability of resources.

Transported Prodrugs

Critical to the success of any drug is its ability to access the targeted tissues, achieve and maintain effective concentrations at the site of therapeutic action for an appropriate period of time and have minimal side effects. In addition, convenient administration is frequently necessary to ensure patient compliance. Many marketed drugs do not possess all of these attributes, leading to limitations in their therapeutic benefit and commercial potential.

The conventional approach to designing new oral drugs is to rely on the drug’s ability to passively diffuse through the intestinal wall to enter the bloodstream and reach the targeted tissue. However, this can be a difficult task, since the chemical and physical properties that allow a drug to bind to its cellular target and cause the intended therapeutic effect frequently impair the drug’s ability to passively diffuse through the wall of the intestines. If the medical need is high, drugs with poor absorption from the GI tract are still developed and marketed, but with suboptimal therapeutic benefit. In some cases, drugs that are poorly absorbed from the GI tract are marketed as injected medicines, which is inconvenient for patients. Another problem frequently encountered by drug designers occurs when a drug is well absorbed from the intestines but does not last in the bloodstream for a sufficient period of time to maintain a therapeutic benefit. In this situation, frequent oral dosing is required, which is inconvenient for patients and can lead to poor compliance. In addition, drugs requiring frequent dosing often exhibit unwanted side effects when the drug is present in high concentration and ineffectiveness when the concentration of the drug is insufficient. Sustained-release formulations that deliver medicine slowly as a pill travels down the entire GI tract can sometimes improve the utility of drugs that exhibit suboptimal therapeutic properties. However, drugs absorbed only in the upper GI tract do not benefit from sustained-release formulations.

Since most nutrients contain chemical features that prevent effective passive diffusion through cellular barriers, the human body contains specific membrane proteins, known as transporters, which are responsible for carrying nutrients into cells and across cell barriers. There are hundreds of different transporters in the human body that vary in the types of molecules they recognize and their localization to certain cells and tissue barriers. Active transport refers to cellular transporter mechanisms that capture nutrients and carry them across membranes.

Our proprietary technology utilizes the body’s natural mechanisms for actively transporting nutrients through cellular barriers to permit certain parent drugs with suboptimal oral absorption to be effectively and efficiently delivered into the body after the oral administration of our product candidate. This process is illustrated below:

Our scientists identify specific, high-capacity nutrient transporter proteins in the intestines and chemically modify the structure of the parent drug to create a Transported Prodrug that utilizes these transporters to gain efficient absorption into the bloodstream through active transport. Our Transported Prodrugs are engineered to split apart, releasing the parent drug and natural substances that generally have well-studied, favorable safety characteristics. In some cases, our product candidates target transporter proteins that are present throughout the entire GI tract, including the colon, so they can be formulated using sustained-release technology and thereby maintain effective blood concentrations for an extended period after dosing. As a result of their improved oral absorption, our product candidates may have improved therapeutic benefits, such as superior clinical efficacy, reduced side effects and less frequent dosing, which result in improved patient convenience and compliance.

Our Product Candidates

The following table summarizes our first four product candidates. We have entered into a license agreement with Astellas Pharma Inc., providing it exclusive rights to develop and commercialize XP13512 in Japan and five other Asian countries. We hold all rights to XP13512 in other regions of the world. We hold all worldwide commercial rights to our other product candidates.

XenoPort
Product	Parent
Candidate	Compound	Target Indications	Development Status

XP13512	Gabapentin	• Restless legs syndrome (RLS)	Phase 3 clinical trials ongoing
		• Neuropathic pain, including post-herpetic neuralgia (PHN)	Phase 2a clinical trial successfully completed
XP19986	R-baclofen	• Gastroesophageal reflux disease (GERD)	Phase 2a clinical trial ongoing
		• Spasticity	Phase 1 clinical trials
XP21279	L-Dopa	• Parkinson’s disease	Preclinical
XP20925	Propofol	• Migraine	Preclinical
		• Chemotherapy-induced nausea and vomiting	Preclinical

XP13512 — A Transported Prodrug of Gabapentin

Our most advanced product candidate is XP13512, which we are developing for the treatment of RLS and PHN. We hold a composition-of-matter patent on XP13512 and have filed patent applications directed to XP13512 methods of synthesis and use in the United States and other jurisdictions.

Parent Drug Background

XP13512 is metabolized by the body to release gabapentin, a drug that has been sold by Pfizer Inc as Neurontin since 1993 and is currently sold as a generic drug by a number of companies. Gabapentin is approved for marketing in the United States as adjunctive therapy in the treatment of partial seizures in patients with epilepsy and for the management of PHN. In addition, based on a variety of medical studies showing its safety and efficacy, gabapentin is prescribed by physicians, off-label, to treat a wide range of psychiatric, neurological and pain conditions, including RLS and other forms of neuropathic pain besides PHN. Gabapentin has a side effect profile that is considered very favorable, with dizziness and somnolence, or drowsiness, as the most commonly reported side effects. Neurontin achieved peak sales of approximately $2.7 billion worldwide in 2004, before the launch in the United States of generic gabapentin in October 2004. Neurontin has been prescribed to at least 12 million patients worldwide since its approval in 1993.

Despite its substantial commercial success, we believe that gabapentin therapy can be significantly improved. For example, in the clinical trials used to support the approval of gabapentin for the treatment of partial seizures in patients with epilepsy and the management of PHN, only 26% and 32% of the patients responded to gabapentin at the highest approved dose, respectively. Gabapentin absorption is highly variable among patients, and there is a limit on the gabapentin exposure that can be achieved. Published results from clinical trials of gabapentin in epilepsy patients indicated that, for the same dose level, some patients absorbed as little as 10% of the dose of gabapentin administered while others absorbed more than 70%. We have also conducted a clinical trial of gabapentin in neuropathic pain patients in which the high variability of gabapentin absorption was demonstrated. In addition, the short duration of gabapentin in blood after oral dosing requires that it be administered three times a day, which may lead to poor compliance with the dosing regimen and, therefore, reduced efficacy in some patients.

We believe that these suboptimal characteristics of gabapentin result from the mechanism responsible for the absorption of gabapentin. Gabapentin is actively transported across the GI tract after administration. However, the specific transporter mechanism responsible for gabapentin absorption appears to have limited capacity, which seems to vary among individuals, and which is predominantly expressed in the upper GI tract. Due to gabapentin’s poor absorption in the lower GI tract, the use of sustained-release formulations to correct the frequent dosing requirement has not been possible.

Our Transported Prodrug

XP13512 addresses the deficiencies of gabapentin by targeting high-capacity nutrient transporter mechanisms expressed throughout the length of the intestines. We believe that this approach can overcome the variable and suboptimal exposure to gabapentin experienced by patients. By targeting transporters expressed throughout the length of the intestines, we have been able to develop a sustained-release formulation of XP13512 that we believe has overcome the need for frequent dosing of gabapentin.

XP13512 is designed to rapidly convert to gabapentin once absorbed from the GI tract, resulting in limited systemic exposure to the intact Transported Prodrug. In addition to producing gabapentin, XP13512 is metabolized to release other components with well-studied, favorable safety characteristics. We believe that XP13512 will have a favorable safety profile in humans, comparable to that of gabapentin, due to the inherently safe nature of its metabolic breakdown products.

Phase 1 Clinical Trials

We have completed five Phase 1 clinical trials of XP13512 that included a total of 135 healthy volunteers.

•	In a single rising-dose, safety, tolerability and pharmacokinetic trial in 49 healthy subjects, an immediate-release capsule formulation of XP13512 taken orally was shown to produce dose-proportional blood levels of gabapentin. At the four highest doses, XP13512 produced higher gabapentin levels in the blood in all subjects when compared to a near equivalent oral dose of Neurontin taken by the same subject one week after taking XP13512.

•	In a multiple rising-dose, safety, tolerability and pharmacokinetic trial in 38 healthy subjects, oral doses of 350, 700, 1400 and 2100 mg of an immediate-release capsule formulation of XP13512 were administered twice a day for seven days. Pharmacokinetic results were similar to the single-dose clinical trial described above.

•	In a single-dose, crossover, pharmacokinetic trial in 24 healthy subjects, three different 600 mg sustained-release formulations of XP13512 were compared to the immediate-release formulation of XP13512 in order to facilitate development of a sustained-release formulation.

•	In a single-dose, crossover, pharmacokinetic trial in 12 healthy subjects, two 600 mg sustained-release tablets of XP13512 were compared to 600 mg of Neurontin. These doses are nearly equivalent in terms of the number of gabapentin molecules present. XP13512 was studied when given with and without food, while Neurontin was studied without food. Compared to Neurontin, XP13512 sustained-release tablets produced higher gabapentin blood levels for a longer period of time. Gabapentin levels in blood were greatest when XP13512 was taken with food.

•	In a single-dose, crossover, safety, tolerability and pharmacokinetic trial in 12 healthy subjects, sustained-release XP13512 tablets used in previous clinical trials were compared to tablets produced on a larger scale by Patheon Pharmaceuticals, Inc. XP13512 was given as a 1200 mg dose with food. Preliminary results from this clinical trial suggest that the new tablets from Patheon produce blood levels of gabapentin that are similar to those produced by tablets used in the previous clinical trials. The Patheon sustained-release tablets will be used in our Phase 3 clinical program.

The results of all of these Phase 1 clinical trials indicated that XP13512 was well tolerated at all doses. Reported adverse events were consistent with those previously reported for gabapentin. In addition, these clinical trials indicated that XP13512 was rapidly absorbed and converted to gabapentin. Exposure to the intact Transported Prodrug was low and transient compared to the level of gabapentin produced at all dose levels.

Initial Target Indications

Restless Legs Syndrome

Background on RLS.  RLS is a common, under-diagnosed neurological condition that frequently manifests itself as a sleep disorder. Patients who suffer from RLS experience an irresistible urge to move their legs. This urge is usually accompanied by unpleasant sensations of burning, creeping, tugging or tingling inside the patients’ legs, ranging in severity from uncomfortable to painful. These RLS-related symptoms typically begin or worsen during periods of rest or inactivity, particularly when lying down or sitting, and may be temporarily relieved by movement such as walking or massaging the legs. Symptoms often worsen at night and disturbed sleep is a common result of RLS. Left untreated, RLS may cause exhaustion, daytime fatigue, inability to concentrate and impaired memory.

Potential Market.  According to the National Institute of Neurological Disorders and Stroke, RLS is the third largest sleep disorder, after insomnia and sleep apnea. Although the exact prevalence rate of RLS is uncertain, a study published in the May 2004 issue of Sleep Medicine indicated that approximately 10% of patients visiting primary care physicians in the United States and four European countries experience RLS symptoms at least weekly, with approximately 2% of patients visiting primary care physicians suffering from symptoms severe enough to disrupt their quality of life.

Current Treatments.  Current treatments of RLS include dopamine agonists, opioids, benzodiazepines and anticonvulsants, such as gabapentin. In May 2005, GlaxoSmithKline plc received approval from the U.S. Food and Drug Administration, or FDA, to market the dopamine agonist ropinirole, known as Requip, for the treatment of moderate-to-severe RLS. In addition, in the fall of 2005, Boehringer Ingelheim GmbH filed an NDA with the FDA for pramipexole, known as Sifrol/Mirapex, which was also recently approved in the European Union by the European Commission for the treatment of moderate-to-severe RLS.

In a study published in the journal Neurology in 2002, gabapentin was shown to be effective in treating patients with RLS in terms of statistically significant improvements versus placebo in both the International Restless Legs

Syndrome, or IRLS, rating scale and measures of sleep quality. We believe that XP13512 may provide better efficacy than gabapentin in RLS patients because of its potential ability to maintain higher levels of gabapentin in the blood throughout the night.

Phase 2a Clinical Trial Results.  We have completed a Phase 2a clinical trial of XP13512 as a treatment for RLS. The trial included 38 patients diagnosed with RLS using the International RLS Study Group diagnostic criteria at nine clinical sites in the United States. The objective of this Phase 2a clinical trial was to further assess the safety and pharmacokinetics of the sustained-release tablet formulation of XP13512, as well as to assess preliminary efficacy in patients after two weeks of XP13512 therapy. The trial was a randomized, double-blind, placebo-controlled, crossover clinical trial designed to test XP13512 versus placebo in patients with RLS. XP13512 was dosed twice a day, once at 5:00 p.m. (600 mg) and again one hour before bedtime (1200 mg). The primary endpoint of the clinical trial was the change in the IRLS rating scale score from baseline to the end of the treatment period. A number of secondary endpoints were also examined, including objective sleep measures obtained by polysomnogram, or sleep laboratory measurements, which were conducted prior to and at the end of each treatment.

This Phase 2a clinical trial demonstrated that after 14 days of therapy, XP13512 produced a highly statistically significant improvement in the IRLS rating scale score compared to placebo. We determined statistical significance based on a widely used, conventional statistical method that establishes the p-value of clinical results. The statistical significance level for comparing XP13512 to placebo was p<0.0001. A p-value of 0.05 or less generally represents a statistically significant difference in treatments. A lower p-value indicates greater confidence in the result. A statistically significant improvement in the IRLS rating scale score was also seen after one week of XP13512 treatment. Twenty-nine patients (85% of the patients who completed the trial) reported themselves “much improved” or “very much improved” at the end of the XP13512 treatment period as compared to five patients (15%) at the end of the placebo treatment period. Additionally, compared to placebo, XP13512 was associated with statistically significant improvements in a number of objective sleep measures, including an increase in total sleep time, an increase in the amount of slow-wave sleep, a reduction in the amount of time awake after sleep onset and a reduction in the number of times periodic limb movements woke patients from sleep. XP13512 was well tolerated. The most common side effects of XP13512 were dizziness and somnolence, which are established side effects of gabapentin.

Phase 2b Clinical Trial Results.  We have completed a Phase 2b clinical trial of XP13512 as a treatment for RLS. The trial included 95 patients diagnosed with RLS using the International RLS Study Group diagnostic criteria at 14 clinical sites in the United States. The objective of this Phase 2b clinical trial was to assess the safety and efficacy of lower doses of XP13512 given once daily. The trial was a randomized, double-blind, placebo-controlled clinical trial designed to test 600 mg of XP13512 and 1200 mg of XP13512 versus placebo administered once per day at evening meal for 14 days. The primary endpoint of the clinical trial was the change in the IRLS rating scale score from baseline to the end of the treatment period. A number of secondary endpoints were also examined, including Patient and Investigator Clinical Global Impression of Change, or CGI, scales, which are recognized measures of patient and physician assessments of clinical change, subjective measures of sleep and symptom severity throughout the day, assessed with a 24-hour diary.

The Phase 2b clinical trial demonstrated that treatment with 1200 mg of XP13512 was associated with a highly statistically significant improvement in the IRLS rating scale score at the end of 14 days of treatment (mean change from baseline: -16.1 for 1200 mg of XP13512; -8.9 for placebo; p<0.0001). A statistically significant improvement in the IRLS rating scale score was also seen after one week of treatment with 1200 mg of XP13512. Treatment with 1200 mg of XP13512 resulted in a statistically significant improvement in both Patient and Investigator CGI scales (both p<0.0001 compared to placebo), which were used to assess overall patient improvements. Based on Investigator CGI, 81% of the patients who received 1200 mg of XP13512 were “much improved” or “very much improved,” as compared to 48% of patients who received placebo. Treatment with 1200 mg of XP13512 was associated with statistically significant improvements in a number of subjective measures of sleep, including overall quality of sleep, the number of awakenings per night due to RLS symptoms and the number of hours awake per night due to RLS symptoms (all p<0.005 compared to placebo). Finally, treatment with 1200 mg of XP13512, compared to placebo, was associated with a statistically significant reduction in the severity of RLS symptoms in the evening (8:00 p.m. to midnight) as measured using a 24-hour RLS symptom diary on the final day of treatment (p=0.01 compared to placebo). Clinical effects measured by the above endpoints in patients treated with 600 mg of XP13512 were not statistically different from patients treated with placebo.

XP13512 was generally well tolerated. There were no serious adverse events. The most common side effects were somnolence (15% placebo, 14% 600 mg of XP13512 and 36% 1200 mg of XP13512) and dizziness (3% placebo, 14% 600 mg of XP13512 and 18% 1200 mg of XP13512). Similar side effects have been reported previously for gabapentin.

Planned Clinical Development.  Based on the results of our Phase 2 clinical trials, we have commenced a Phase 3 clinical program for XP13512 for the treatment of RLS. The Phase 3 clinical program will encompass multiple U.S. trials, including two 12-week, randomized, double-blind, placebo-controlled trials designed to evaluate the safety and efficacy of 1200 mg of XP13512 administered once a day at approximately 5:00 p.m. The second of these trials will also evaluate the safety and efficacy of 600 mg of XP13512 administered once a day at approximately 5:00 p.m. The first trial is anticipated to enroll approximately 200 patients and commenced in March of this year. The co-primary outcome measures for these trials are defined to be the change from baseline in the IRLS rating scale score and the Investigator CGI scale at the end of treatment. Secondary endpoints include onset of efficacy and subjective sleep, pain, mood and quality of life assessments. We expect top-line data from our first Phase 3 trial will be available in the first half of 2007.

In addition, we are conducting a Phase 3 trial assessing the long-term efficacy of XP13512 using a placebo-controlled, “randomized withdrawal” design to evaluate relapse of RLS symptoms in XP13512-treated or placebo-treated patients who had previously achieved clinical improvement while taking 1200 mg of XP13512 for 24 weeks. This clinical trial commenced in May of this year.

We also plan to collect additional information that is typically required for submission of a new drug application to the FDA, including an examination of the exposure/response relationship, pharmacokinetics in a special population, drug/drug interactions, cognition, driving proficiency and cardiovascular safety. In addition, extension phases of the two 12-week studies and an open-label study will assess the safety of XP13512 treatment extending up to 12 months. The results of the Phase 3 clinical trials, combined with the results from other XP13512 clinical trials in RLS patients, are intended to meet the International Committee for Harmonization, or ICH, guidelines for safety assessment. These trials are expected to start in the second half of 2006 and in 2007.

Neuropathic Pain, Including PHN

Background on Neuropathic Pain.  Neuropathic pain is pain that results from damage to nerves. The damage may result from a variety of causes, including injury or illnesses such as diabetes, HIV and shingles. In addition, the toxic effects of therapy used to treat patients with cancer or HIV may also cause nerve damage leading to neuropathic pain. One form of chronic neuropathic pain is PHN. PHN is a complication of shingles, a painful outbreak of rash or blisters on the skin caused by a reactivation of the same virus that causes chicken pox. PHN is often characterized as constant stabbing, burning or electric shock-like sensations in the area affected by shingles after the rash has cleared. Approximately 10% to 15% of all patients with shingles develop PHN, which can persist for many years.

Potential Market.  Datamonitor estimates that the aggregate prevalence in 2003 of all forms of neuropathic pain was 62.6 million patients in the United States and six other major pharmaceutical markets, collectively. Datamonitor estimates that the prevalence of PHN during 2003 was 272,000 patients in the United States and six other major pharmaceutical markets, collectively.

Current Treatments.  Current classes of drugs used to treat patients with neuropathic pain include anticonvulsants, antidepressants and opioids, with anticonvulsants representing the largest share of the neuropathic pain market. Of the anticonvulsants, gabapentin is the market leader for the treatment of neuropathic pain. Patients with PHN are often treated with opioids, tricyclic antidepressants or anticonvulsants. Local application of capsaicin and lidocaine is also used in selected patients. Neurontin was the first oral drug approved by the FDA for the management of PHN. In September 2005, Pfizer launched pregabalin for the treatment of epilepsy and of neuropathic pain associated with diabetic peripheral neuropathy and PHN. Pfizer is marketing pregabalin under the trade name Lyrica. Pfizer received European Commission approval in July 2004 to market Lyrica in European

Union member states for the treatment of peripheral neuropathic pain. Eli Lilly and Company has also received approval from the FDA to market duloxetine for the management of painful diabetic neuropathy.

Phase 2a Clinical Trial Results.  We have completed a Phase 2a clinical trial of XP13512 for the management of PHN. The trial included 101 patients at 18 clinical sites in the United States. The objective of this randomized, double-blind, placebo-controlled clinical trial was to assess the preliminary safety, tolerability, pharmacokinetics and efficacy of 1200 mg of XP13512 administered twice a day for 14 days and to compare the response to XP13512 against the response to placebo. While clinical trials required for obtaining FDA approval to market product candidates for the management of PHN have required treatment periods of eight weeks, published studies of gabapentin for the management of PHN have shown efficacy in as short as 14 days of treatment.

After establishing baseline pain scores and prior to entering the randomized treatment period, all patients in this clinical trial received increasing doses of Neurontin of up to 1800 mg per day and were maintained at this dose for seven days. At the end of this Neurontin treatment period, pharmacokinetics and clinical endpoints were assessed. Patients were then immediately randomized to 1200 mg of XP13512 administered twice a day or placebo treatment. Treatment continued for an additional 14 days, at which time pharmacokinetics and clinical endpoints were again assessed. The primary endpoint of this clinical trial was the change in average pain score between the seven days of baseline assessment to the final seven days of XP13512 or placebo treatment using an 11-point numerical pain scale.

This Phase 2a clinical trial demonstrated that treatment with XP13512 was associated with a statistically significant reduction in pain as measured by an 11-point numerical pain scale (p=0.032) compared to placebo. Statistically significant improvements in pain were also observed using a different pain scale. Additionally, compared to placebo, treatment with XP13512 was associated with a statistically significant reduction in sleep interference. The clinical benefit of XP13512 over placebo was also supported by observed statistically significant improvements in both Patient and Investigator CGI scales. XP13512 was well tolerated. The most common side effect of XP13512 was dizziness, which is an established side effect of gabapentin.

Because of the structure of this Phase 2a clinical trial, we were able to compare blood levels of Neurontin and to test for a trend toward improved pain reduction with XP13512 compared to Neurontin in the same patients. Accordingly, additional analyses were conducted on data from those patients who received both Neurontin and XP13512 and for whom pharmacokinetic data was complete. A daily dose of 2400 mg of XP13512 has the potential to release 1248 mg per day of gabapentin into the bloodstream, which equates to approximately two-thirds of the daily dose administered during the Neurontin treatment period. Despite this lower dose, XP13512 produced on average a 17% increase in the steady-state average blood concentration of gabapentin compared to that produced by Neurontin dosing (p=0.014) in the evaluated patients because of the higher bioavailability of XP13512. Thirty-six percent of evaluated patients had an increased steady-state average blood concentration of greater than 30%. For all patients who received XP13512, the change in average pain score between the last seven days of the Neurontin treatment and the final seven days of XP13512 treatment was determined. A statistically significant reduction in pain score at the end of XP13512 treatment was observed (p=0.045).

Development and Commercialization Strategy

Due to the large markets for which we intend to seek regulatory approval for XP13512 and the requirement of a primary care physician sales force to address these markets, we believe that we will need a development and commercialization partner to effectively maximize the potential commercial value of XP13512. As such, we have entered into a license agreement with Astellas for exclusive rights to develop and commercialize XP13512 in Japan, Korea, the Philippines, Indonesia, Thailand and Taiwan. We currently hold all rights to XP13512 in other regions of the world. In the U.S. market, we intend to seek to retain co-development and co-promotion rights to XP13512 and, if regulatory approval is received, to establish a focused sales and marketing organization in North America to market and sell XP13512 to specialty physicians, including neurologists, psychiatrists and sleep specialists, for target indications in which specialists significantly influence the market and to selectively co-promote XP13512 to primary care physicians. Our development and commercialization strategy with respect to the neuropathic pain indication in markets outside of the Astellas territory will likely be determined in concert with our commercialization partner for XP13512.

XP19986 — A Transported Prodrug of R-baclofen

We are developing our product candidate, XP19986, a Transported Prodrug of R-baclofen, for the treatment of patients with GERD. XP19986 is also a potential treatment for the symptoms of spasticity. We have filed patent applications directed to XP19986 composition of matter, methods of synthesis and use in the United States and other jurisdictions.

Parent Drug Background

Baclofen is thought to selectively act on the target that is known as the GABA(B) receptor. Baclofen is racemic, which means it is a mixture of R and S isomers. Only the R isomer is active at GABA(B) receptors. Baclofen, which is now sold as a generic drug in the United States, has been used since 1977 for the alleviation of the signs and symptoms of spasticity in patients with multiple sclerosis, stroke or cerebral palsy, as well as other pain and spasm conditions. According to the IMS National Prescription Audit Report, for the 12 months ended November 30, 2005, there were approximately 3.3 million prescriptions written for baclofen in the United States. Published studies indicate that baclofen may also be effective in treating GERD. Although baclofen has acceptable oral absorption, its short duration in blood of three to four hours necessitates dosing three times per day. This dosing regimen produces substantial peaks and troughs in drug exposure, which may be the cause of side effects such as significant drowsiness, weakness and dizziness during peak drug levels and diminished efficacy during trough drug levels. However, due to its poor absorption in the colon, a less frequently dosed sustained-release formulation of baclofen that produces a more constant level of baclofen in the blood is not technically feasible. To address these deficiencies of oral baclofen, an implantable pump that delivers baclofen directly into the spinal cord fluid via a catheter has been developed. However, physicians typically reserve this invasive surgical procedure for those few patients who are not suitable for oral baclofen.

Our Transported Prodrug

XP19986 was designed to address the deficiencies of baclofen by targeting high-capacity nutrient transporter mechanisms expressed throughout the length of the entire GI tract, including the colon. By targeting these transporters, we believe that XP19986 can be formulated in a sustained-release pill and thereby require less frequent dosing than baclofen. XP19986 is a chiral molecule, which means that it exists as a single isomeric form, and produces only the R isomer of baclofen, known as R-baclofen.

XP19986 was designed to rapidly convert to R-baclofen upon absorption, with limited systemic exposure to the intact Transported Prodrug. Once absorbed, XP19986 converts to R-baclofen and natural substances that have well-studied, favorable safety characteristics. We believe that the inherently safe nature of the metabolic breakdown products of XP19986 should provide XP19986 with a safety profile that is at least comparable to, and potentially better than, that seen with baclofen.

We are developing a sustained-release formulation of XP19986 that may be suitable for twice-daily dosing. We believe that XP19986, if successfully developed, will be superior to baclofen as a treatment for spasticity and as a potential treatment for GERD because of its reduced dosing frequency, improved patient compliance, improved efficacy and/or reduced side effects.

Phase 1 Clinical Trials

We have completed two Phase 1 clinical trials of XP19986 that included a total of 119 healthy volunteers.

•	In a two-stage safety, tolerability and pharmacokinetics trial of XP19986 in healthy adult volunteers, we administered three different formulations. One of the formulations was an immediate-release formulation, while the other two formulations were intended to release XP19986 in a more sustained fashion. Results from this initial Phase 1 trial indicated that XP19986 was well tolerated under the tested conditions. Subjects reported few adverse events. All reported adverse effects were mild in nature and have been previously reported for racemic baclofen. One of these formulations produced a pharmacokinetic profile suitable for twice a day dosing and was selected for further studies.

•	In a safety, tolerability and pharmacokinetics trial of XP19986 in healthy adult volunteers, a sustained-release formulation of XP19986 taken orally was shown to produce dose-proportional blood levels of R-baclofen. XP199886 was well tolerated with few reports of drug-related adverse effects at doses below 80 mg. At the 80 mg dose level, subjects receiving XP19986 reported a number of central nervous system side effects that have been previously reported for baclofen, with somnolence being reported by three of eight subjects. There were no serious adverse events in the trial.

The results of both of these Phase 1 clinical trials indicated that our prototype formulation of XP19986 was well absorbed and rapidly converted to the R isomer of baclofen. Exposure to the intact Transported Prodrug was low and transient. Comparison of these data with historical pharmacokinetic data for racemic baclofen suggests that XP19986 taken twice a day should be associated with a decreased peak-to-trough ratio of R-baclofen blood levels over 24 hours compared to racemic baclofen dosed three or four times a day.

Initial Target Indications

Gastroesophageal Reflux Disease

Background on GERD.  GERD is a digestive system disorder caused primarily by inappropriate relaxations of the lower esophageal sphincter, which is a combination of muscles that controls the junction between the esophagus and the stomach. GERD is characterized by the frequent, undesirable passage of stomach contents into the esophagus that results in discomfort and potential damage to the lining of the esophagus.

Potential Market.  Approximately $10.0 billion is spent worldwide each year on GERD and heartburn medications, and approximately 6% of the global population experiences GERD symptoms daily.

Current Treatments.  Conventional treatment for GERD encompasses medications that suppress stomach acid, including proton pump inhibitors such as Nexium, Prilosec and Prevacid, H2 receptor antagonists such as Tagamet, Pepcid and Zantac, as well as over-the-counter antacids. However, these treatments are not effective in all patients, and there is a subset of patients who suffer from reflux of stomach contents that are not acidic, such as bile, who do not respond to these acid suppression treatments.

Baclofen has recently been the subject of clinical trials indicating that it may also be effective in treating GERD. Unlike acid suppressing agents, baclofen exerts its effects on the function of the lower esophageal sphincter that controls passage of material between the esophagus and the stomach. Baclofen reduces the frequency of transient lower esophageal sphincter relaxations and, therefore, passage of gastric contents into the esophagus. Such a mechanism may potentially be effective alone or in combination with acid suppressants to increase the effectiveness of existing therapies. One study published in 2003 indicated that baclofen was effective when compared to placebo in reducing the number of reflux episodes and the percentage of time that the esophagus was acidic. Another study published in 2003 indicated that baclofen, when combined with a proton pump inhibitor, was more effective in reducing the number of reflux episodes as compared to the proton pump inhibitor alone. In these studies, baclofen was taken three or four times a day.

While these studies suggest a potential role for baclofen in the treatment of GERD, it is currently not approved for this indication, and we believe that it is unlikely that an approval of baclofen for this indication will be pursued because of the requirement for frequent dosing. We believe that providing a steady exposure of the R isomer of baclofen to patients with a twice-daily dosage of XP19986 may result in reduced side effects compared to racemic baclofen and may demonstrate improved efficacy in the treatment of GERD.

Phase 2a Clinical Trial Results.  XP19986 has generated positive preliminary data in a Phase 2a clinical trial for reducing the number of reflux episodes in patients with GERD. The trial is a multi-center, randomized, double-blind, placebo-controlled, cross-over study designed to assess the safety, tolerability and efficacy of XP19986 and to test the ability of escalating single doses of a prototype sustained-release formulation of XP19986 to reduce reflux episodes. Preliminary top-line results indicate that single doses of XP19986 were well tolerated and produced statistically significant reductions in the number of reflux episodes in patients with GERD. The trial enrolled 35 patients in three sites in the United States. Enrolled patients had a history of GERD symptoms at least three times per week, and met a screening criterion of 20 or more reflux events in the two hours following a reflux-provoking meal. Reflux events were monitored using a pH/impedance probe placed in the esophagus. Each patient who met the entry criteria received single doses of XP19986 or placebo in separate test periods with four to seven days between testing periods. On the testing days, dosing occurred one hour after probe placement. Reflux-provoking meals were consumed at two hours and six hours after dosing. Reflux events were monitored for 12 hours. In addition, blood samples were taken at regular time intervals for the purpose of pharmacokinetic assessment. The dose of XP19986 administered to the first cohort of 12 patients was 10 mg, and subsequent independent cohorts received doses of either 20 or 40 mg. The pre-specified primary endpoint for the clinical trial was the total number of reflux events over the 12-hour monitoring period following the dose of XP19986 or placebo. Analysis was performed on data from the combined dose groups and on each individual dosage group. The median number of reflux events during placebo treatment for the combined 10, 20 and 40 mg groups was 51.0 (n=35), and the median reduction in reflux events after XP19986 treatment compared to placebo treatment in these patients was −7.0 (p=0.034). For the individual 10, 20 and 40 mg dosage groups, the median number of reflux events during placebo treatment was 79.0 (n=12), 52.0 (n=12) and 34.0 (n=11), respectively, and the median reduction in reflux events after XP19986 treatment compared to placebo treatment in these patients was −2.0 (p=0.458), −11.5 (p=0.210) and −10.0 (p=0.051), respectively. In the 40 mg dose group, nine of 11 patients had fewer reflux events after XP19986 treatment than after placebo treatment. XP19986 was well tolerated at all dose levels with few reported adverse events. Preliminary pharmacokinetic results were consistent with those previously observed in healthy subjects taking XP19986. Based on the tolerability of XP19986 at single doses up to and including 40 mg, pursuant to the study protocol, 60 mg of XP19986 and placebo are being tested in a final cohort of GERD patients.

Spasticity

Background on Spasticity.  Spasticity is a widespread and debilitating condition that is associated with some common neurological disorders, such as multiple sclerosis, stroke and cerebral palsy. Spasticity is a condition in which certain muscles are continuously contracted, causing stiffness or tightness of muscles that interfere with movement or speech.

Potential Market.  Reports indicate that the prevalence of spasticity due to multiple sclerosis, stroke and cerebral palsy in 2002 was approximately 5.2 million patients in the United States and six other major pharmaceutical markets, collectively. According to the IMS National Prescription Audit Report, for the 12 months ended November 30, 2005, there were approximately 3.3 million prescriptions written for baclofen in the United States. According to data on baclofen prescriptions, multiple sclerosis, spinal disease/injury, pain conditions and spasm conditions accounted for 80% of baclofen use. Besides baclofen, treatments for spasticity include diazepam, tizanidine and dantrolene sodium. Although these medications may provide symptom relief in some people, they are often only partially effective and generally require dosing three or more times a day. In addition, these medications are often associated with unwanted side effects such as sedation and weakness, as well as issues with bladder, bowel and sexual function.

We believe that a Transported Prodrug of R-baclofen that can be taken twice each day to provide a steady exposure of R-baclofen to patients may more adequately address the needs of spasticity patients than current therapies, including racemic baclofen.

Development and Commercialization Strategy

Due to the requirement of a primary care physician sales force to address the GERD market, we intend to seek a development and commercialization partner for the further development and commercialization of XP19986 for the potential treatment of GERD. Since the spasticity market could be served through a smaller, focused sales force, we may seek to retain promotional rights to XP19986 in the United States for spasticity indications.

XP21279 — A Transported Prodrug of L-Dopa

We are developing our product candidate, XP21279, a Transported Prodrug of L-Dopa, for the treatment of Parkinson’s disease. We have filed patent applications directed to XP21279 composition of matter, methods of synthesis and use in the United States and other jurisdictions.

Parent Drug Background

Patients with Parkinson’s disease have a deficiency of the neurotransmitter dopamine resulting from neuronal degeneration within certain nerve cells in an area of the brain collectively known as substantia nigra. L-Dopa is an immediate precursor of dopamine that, unlike dopamine, readily crosses the blood brain barrier. When administered in conjunction with carbidopa (and, in some cases, with benzerazide, carbidopa and entacapone), L-Dopa is protected from rapid degradation by peripheral enzymes, or enzymes that are outside of the brain, and able to convert to dopamine at its desired site of action in the brain.

L-Dopa is widely viewed as one of the most effective treatments of Parkinson’s disease, and virtually all patients with Parkinson’s disease ultimately require it. However, L-Dopa has many undesirable pharmacokinetic characteristics including its rapid breakdown by gastric and other peripheral enzymes, a short duration in blood after oral dosing that leads to the fluctuation of drug plasma concentrations upon frequent dosing and a narrow absorption window within the GI tract. The poor colonic absorption of L-Dopa has precluded the development of a satisfactory sustained-release formulation of L-Dopa that would prolong absorption beyond the small intestine.

Our Transported Prodrug

We believe that XP21279 has the potential to improve upon the deficiencies of L-Dopa. XP21279 is designed to engage natural nutrient transport mechanisms located throughout the length of the GI tract and then be rapidly converted to L-Dopa by the body’s endogenous enzymes. In addition to L-Dopa, the metabolic breakdown products of XP21279 are substances with favorable safety characteristics. Because XP21279 is designed to be well absorbed from the lower GI tract, we believe that it can be formulated for sustained release, thus reducing fluctuations of L-Dopa levels in the bloodstream. From December 2002 to December 2004, we were engaged in a collaboration with the ALZA division of Johnson & Johnson to jointly develop Transported Prodrugs of L-Dopa. In March 2005, ALZA relinquished all rights to such Transported Prodrugs, subject to a reasonable royalty upon sales of certain product candidates if they are ultimately commercialized.

Initial Target Indication

Parkinson’s Disease

Background on Parkinson’s Disease.  Parkinson’s disease is a motor system disorder that results from the loss of dopamine-producing nerve cells in the brain. Dopamine is a chemical that is naturally produced by the body. It is responsible for smooth, coordinated function of the body’s muscles and movement. When approximately 80% of dopamine-producing cells are damaged, the symptoms of Parkinson’s disease appear. The primary symptoms of Parkinson’s disease are tremor or shaking, slowness of movement, rigidity or stiffness and difficulty with balance.

Potential Market.  According to Datamonitor, Parkinson’s disease is primarily a disease of elderly individuals with a peak age at onset of 55 to 66 years. Approximately 1% of the U.S. population over 65 years old has been diagnosed with Parkinson’s disease. The Parkinson’s Disease Foundation estimates that there are about 60,000 new cases of Parkinson’s disease diagnosed in the United States each year. According to the IMS National Prescription Audit Report and the IMS National Disease and Therapeutic Index Report, there were approximately 6.5 million prescriptions written in the United States in 2005 for treating the symptoms of Parkinson’s disease.

Current Treatments.  At present, there is no cure for Parkinson’s disease, but a variety of medications provide relief from the symptoms. L-Dopa acts to replenish dopamine in the brain. It is usually administered with benzerazide or carbidopa, or a combination of carbidopa and entacapone, which delays the premature conversion of L-Dopa to dopamine in peripheral tissues. According to the National Institute of Neurological Disorders and Stroke, treatment with L-Dopa helps patients in at least three-quarters of Parkinson’s disease cases.

Another class of drugs, called dopamine agonists, is also commonly used to treat Parkinson’s disease. Dopamine agonists, which include bromocriptine, pergolide, pramipexole and ropinirole, mimic the role of dopamine in the brain, which causes neurons to react as they would to dopamine. In spite of their wide use, both L-Dopa and dopamine agonists remain suboptimal in treating the symptoms of Parkinson’s disease. L-Dopa therapy has been associated with “wearing-off,” a condition where treatment effects diminish over time as the disease progresses, and “on-off” dyskinesias due to changes in L-Dopa plasma concentrations. Dopamine agonists are generally considered the next most powerful drug class in treating the symptoms of Parkinson’s disease, but are more likely to cause hallucinations, confusion and psychosis, especially in the elderly.

Planned Clinical Development.  We plan to file an IND for XP21279 in the first half of 2007. Given the known safety and efficacy of L-Dopa for the treatment of Parkinson’s disease, our goal is to develop an improved L-Dopa therapy that provides more constant, extended exposure of L-Dopa in the brain compared to current treatments.

XP20925 — A Transported Prodrug of Propofol

Our fourth product candidate is XP20925, a Transported Prodrug of propofol, for the treatment of migraine and chemotherapy-induced nausea and vomiting. We have filed patent applications directed to XP20925 composition of matter, methods of synthesis and use in the United States and other jurisdictions.

Parent Drug Background

Propofol is a rapid, short-acting intravenous anesthetic that is widely used in hospitals and outpatient settings to induce and maintain anesthesia during surgery or to sedate patients undergoing diagnostic or medical procedures. Diprivan, the brand name of propofol, was introduced in the United States in 1989 and is currently the world’s leading anesthetic agent. Propofol has very poor oral absorption due primarily to extensive metabolism in the GI tract.

A number of clinical investigators have demonstrated that intravenously infused, non-sedative doses of propofol are effective in treating disorders such as migraine and chemotherapy-induced nausea and vomiting. While there are approved drugs for both of these disorders, these approved drugs do not work optimally in all patients. We believe that propofol’s poor oral absorption, which necessitates intravenous administration, has precluded the development of propofol for these indications.

Our Transported Prodrug

XP20925 was designed to target a high-capacity intestinal transporter mechanism in order to overcome the rapid intestinal metabolism of propofol and enable the oral delivery of the active ingredient. We have conducted animal studies in which the bioavailability was increased from 1%, when dosed orally as propofol, to greater than 40%, when dosed orally as XP20925. We have conducted various preclinical pharmacokinetic and safety studies in animals.

Planned Clinical Development

We plan to continue XP20925’s development at an appropriate time in the future depending on the availability of resources.

Initial Target Indications

Migraine.  Migraine is a neurological disorder characterized by recurrent headache attacks that are usually accompanied by various combinations of symptoms, including nausea and vomiting, as well as distorted vision and sensitivity to light and sound. Migraine is a common neurological disorder in the developed world. Datamonitor estimated that, in 2002, migraine afflicted more than 81 million people in the United States and six other major pharmaceutical markets, collectively, resulting in an approximately $2.5 billion commercial market. There are a variety of drugs used in the treatment of migraine. However, a class of drugs known as triptans represents a significant proportion of the overall market. While the treatment of migraine was significantly improved with the introduction of the triptans, there continues to be an unmet need for patients who suffer from migraines that do not respond adequately to current treatments. Up to 40% of patients who suffer from migraines do not respond to oral triptans. In a study published in 2000, a low-dose infusion of propofol was shown to be effective in treating patients with migraine that was resistant to standard therapy, including triptans. We believe that an oral Transported Prodrug of propofol that is able to deliver non-sedating levels of propofol may provide a new method for the treatment of migraine.

Chemotherapy-Induced Nausea and Vomiting.  Nausea and vomiting are among the most severe side effects of chemotherapy and radiation therapy. Drugs that prevent or reduce nausea and vomiting are known as anti-emetics. A Datamonitor report estimated that the 2000 worldwide market for anti-emetic drugs was approximately $1.8 billion. The Datamonitor report indicates that the top three brands of a single class of drugs, the 5HT-3 receptor antagonists, accounted for approximately 70% of the $1.8 billion market in 2000. However, it is estimated that as many as 50% of patients with chemotherapy-induced nausea and vomiting do not respond to current anti-emetic therapy, including the 5HT-3 drugs. We believe that an oral Transported Prodrug of propofol that is able to deliver non-sedating levels of propofol may provide a new method for the treatment of chemotherapy-induced nausea and vomiting.

Future Applications for Our Transported Prodrugs

We believe that there are a number of other generic parent drugs that could be candidates for our Transported Prodrug technology. We will apply our proprietary technology to selected parent drugs that have low or regionally restricted absorption in the GI tract that results in suboptimal therapy, have a chemical structure that is amenable to prodrug manipulation and are economical to manufacture.

Additionally, we believe that our proprietary technology has broad applicability beyond improving absorption from the GI tract, such as improving the penetration of drugs into the central nervous system, or CNS. We also believe that there is a significant opportunity to use our proprietary technology to improve drug candidates that otherwise would not be successfully developed due to poor oral absorption, distribution and/or metabolism.

Blood Brain Barrier

We have initiated efforts to further extend our proprietary technology to transporters found in the blood brain barrier with a goal of improving CNS penetration. The blood brain barrier is an important obstacle to the effectiveness of compounds acting on CNS targets. The highly restrictive endothelium of the brain capillary bed and the protective epithelial layer of a part of the brain known as the choroid plexus comprise a formidable barrier of cells through which drugs must pass from the blood to enter the brain. However, many natural compounds needed to feed the high metabolic activity of the brain are selectively absorbed into the CNS, particularly through the extensive capillary beds in the brain. In some cases, large amounts of these compounds are actively pumped from the blood to the brain by transporter proteins. From November 2003 to November 2005, we were engaged in a collaboration with Pfizer to jointly develop transporter technology to enhance the delivery of drugs to the brain.

Third-Party Compounds

We believe that our proprietary technology can be utilized to rehabilitate those product candidates of third parties that initially demonstrated potential therapeutic benefits but whose limitations in absorption, distribution and pharmacokinetics have prevented successful drug development or commercialization. We will select other drug molecules for this approach based on our ability to license from third parties these product candidates, the medical need for an improved version of the third party’s drug, the size of the commercial opportunity and the amenability of our chemistry to the drug’s particular structure.

Our Strategic Alliance with Astellas

In December 2005, we entered into an agreement in which we licensed to Astellas exclusive rights to develop and commercialize XP13512 in Japan and five other Asian countries. Under the terms of this agreement, Astellas has obtained exclusive rights to develop and commercialize XP13512 in Japan, Korea, the Philippines, Indonesia, Thailand and Taiwan. Astellas plans to initiate Phase 1 clinical trials in the middle of this year. Under the terms of this agreement, we received an initial license payment of $25.0 million and a $10.0 million milestone payment upon the initiation of our first Phase 3 clinical trial of XP13512 in RLS patients in the United States. In addition, we are eligible to receive clinical and regulatory milestone payments totaling up to an additional $50.0 million, including a milestone payment of $5.0 million at the completion of our first Phase 3 clinical trial of XP13512 in RLS patients in the United States. We will provide Astellas both clinical and commercial supplies of XP13512 and will receive royalties on any sales of XP13512 in the Astellas territory at a royalty rate in the mid-teens on a percentage basis.

Patents and Proprietary Rights

We will be able to protect our technology from unauthorized use by third parties only to the extent that our technology is covered by valid and enforceable patents or effectively maintained as trade secrets and able to be utilized without infringing the proprietary rights of others. Our success in the future will depend in part on obtaining patent protection for our technologies and product candidates. Accordingly, patents and other proprietary rights are essential elements of our business. Our policy is to actively seek in the United States and selected foreign countries patent protection for novel technologies and compositions of matter that are commercially important to the development of our business.

Issued U.S. and foreign patents generally expire 20 years after filing. As of May 15, 2006, we held 11 issued U.S. patents, including a composition-of-matter patent on XP13512. As of that date, we had 76 pending patent applications in the United States, including composition-of-matter patent applications on XP19986, XP21279 and XP20925. Of the 11 U.S. patents that we hold, seven patents are compound- and composition-related, having expiration dates from 2021 to 2023; one patent is synthesis-method related, having an expiration date in 2022; and three patents are screening methodology-related, having expiration dates from 2022 to 2023. We hold two issued foreign patents. We have 24 pending Patent Cooperation Treaty, known as PCT, regional applications that permit us to pursue patents outside of the United States, 26 pending European regional patent applications that permit us to pursue patents in various European countries and 124 foreign national patent applications. The claims in these various patents and patent applications are directed to compositions of matter, including claims covering product candidates, lead compounds and key intermediates, pharmaceutical compositions, methods of use and processes for making our compounds, along with methods of design, synthesis, selection and use of Transported Prodrugs in general and to our research and development programs in particular.

The patent rights relating to XP13512, its synthesis and method of use, owned by us consist of two issued U.S. patents that expire in 2022 and nine pending U.S. patent applications. We also own two pending counterpart PCT regional patent applications, two issued foreign patents and 89 foreign national applications in a number of jurisdictions, including Asia and Europe. The patent rights relating to XP19986 and its synthesis and use owned by us consist of three pending U.S. patent applications and 36 foreign national applications. The patent rights relating to XP21279 and its synthesis and use owned by us consist of two pending U.S. patent applications and one counterpart PCT application designating an extensive number of jurisdictions, including Asia and Europe. The patent rights relating to XP20925 and its synthesis and use owned by us consist of three pending U.S. patent applications, one counterpart PCT application designating an extensive number of jurisdictions, including Asia and Europe, and 13 foreign national applications.

The composition-of-matter patent on gabapentin, the parent drug of XP13512, expired in 2000, but Pfizer sold gabapentin exclusively based on a formulation patent until September 2004. This formulation patent is the subject of ongoing litigation between Pfizer and several generic manufacturers, including Alpharma, Inc. and Teva Pharmaceutical Industries, Ltd. Pfizer currently markets generic gabapentin through its Greenstone Ltd. subsidiary. Alpharma and Teva, along with many others, currently market gabapentin as a generic drug. We are not a party to this litigation, and we believe that our manufacturing process for XP13512 does not infringe the patent that is the subject of this litigation. However, in case of an adverse event in this litigation, such as the enjoining or limiting of Teva’s ability to sell generic gabapentin to us, we would not be able to manufacture XP13512 until a suitable qualified alternate supplier of gabapentin was identified. This could delay the development of XP13512. We are currently in the process of qualifying additional suppliers for gabapentin.

We also rely on trade secret protection and confidentiality agreements to protect our proprietary know-how that is not patentable, processes for which patents are difficult to enforce and any other elements of our drug discovery process that involve proprietary know-how and technology that is not covered by patent applications, especially where patent protection is not believed to be appropriate or obtainable. We require all of our employees, consultants and advisors to enter into confidentiality agreements. Where it is necessary to share our proprietary information or data with outside parties, our policy is to make available only that information and data required to accomplish the desired purpose and only pursuant to a duty of confidentiality on the part of those parties.

Manufacturing

We do not currently own or operate manufacturing facilities for the production of clinical or commercial quantities of any of our product candidates. We currently rely on a small number of third-party manufacturers to produce our compounds and expect to continue to do so to meet the preclinical and clinical requirements of our potential products and for all of our commercial needs. We do not have long-term agreements with any of these third parties.

We have purchased substantial amounts of gabapentin, which is the active agent used to make XP13512, from Teva pursuant to purchase orders issued from time to time. Currently, we believe that there are at least five alternative manufacturers that could supply our requirements of gabapentin in the event that Teva determines to not sell gabapentin to us at a price that is commercially attractive. In addition, we believe that there will be an increasing number of qualified alternative suppliers of gabapentin in the future. We are currently in the process of qualifying alternative sources of gabapentin for use in the manufacture of XP13512.

We have agreed to purchase approximately 4,000 kilograms of XP13512 in active pharmaceutical ingredient form, known as API, from Lonza Ltd. under a manufacturing services and product supply agreement. The parties have agreed to specific transfer prices for this API under a quotation that forms a part of the agreement. We believe that the quantities of API that we have on hand, and that we have agreed to purchase, will be sufficient to complete the RLS clinical trials required for regulatory approval, as well as chronic toxicity and carcinogenicity studies. Our current agreement with Lonza does not provide for the entire supply of API necessary for full-scale commercialization. However, the manufacturing services and product supply agreement obligates the parties to negotiate in good faith on the terms and conditions for Lonza to supply some or all of our total requirements for the commercial supply of API for XP13512. The API is manufactured using a four-step synthetic process that uses commercially available starting materials for each step. There are no complicated chemistries or unusual equipment required in the manufacturing process. We may terminate this agreement upon 30 days’ notice. Either party may terminate this agreement for cause upon notice and a failure to cure by the other party. Unless earlier terminated for the reasons stated above, this agreement terminates in July of 2007, unless extended by the mutual agreement of the parties. In the event that Lonza terminates the agreement following a breach by us, we would not be able to manufacture the API until a qualified alternative supplier is identified.

We rely on Patheon as a single source supplier for XP13512 formulated in sustained-release tablets for clinical trials at specified transfer prices under a quotation agreed upon by the parties as a part of a master services agreement. This agreement terminates in December 2008, unless earlier terminated. We may terminate this agreement at any time. Patheon may terminate this agreement if we do not cure a breach within 30 days of receiving notice from Patheon. In the event that Patheon terminates the agreement under the specified circumstances, we would not be able to manufacture XP13512 sustained-release tablets until a qualified alternative supplier is selected.

If either of these agreements is terminated by us, we are contractually obligated to reimburse Lonza or Patheon for costs incurred up to the termination date, as well as any specific costs incurred by either party in connection with the termination.

In addition, prior to June 2005, our supplies of XP13512 clinical trial materials were produced by MDS Pharma, including the sustained-release formulation that was the subject of our Phase 2 clinical trials. In June 2005, we transferred the manufacture of XP13512 sustained-release tablets to Patheon and initiated scale-up activities in anticipation of producing quantities expected to support our Phase 3 clinical program in RLS. We believe that we are currently manufacturing at a scale sufficient to support our current requirements and will be initiating further scale-up activities later this year. In order to use sustained-release tablets manufactured at Patheon in our clinical trials, we have conducted a Phase 1 clinical trial to assess the safety, tolerability and pharmacokinetics of these tablets. Preliminary results from this clinical trial suggest that the new, sustained-release tablets manufactured by large-scale production from Patheon produce blood levels of gabapentin that are similar to the sustained-release formulation used in the previous clinical trials.

We currently rely on Heumann Pharma GmbH as our single source supplier of R-baclofen, the active agent used to make XP19986, under purchase orders issued from time to time. We are not aware of any alternative suppliers of R-baclofen. However, we believe at least two alternative manufacturers, PCAS Finland Oy and Fine Chemicals Corporation (Pty) Ltd., could supply an intermediate to baclofen, from which R-baclofen could be synthesized, in the event that Heumann determines to not sell R-baclofen to us at a price that is commercially attractive.

We have purchased from Lonza all of our current worldwide requirements of XP19986 in API form through our initial Phase 2 clinical trials under a manufacturing services and product supply agreement. In the event that Lonza terminates the agreement following a breach by us, we would not be able to manufacture the API until a qualified alternative supplier is identified. Our current agreement with Lonza does not provide for the entire supply of the API necessary for additional Phase 2 and Phase 3 clinical trials or for full-scale commercialization. The API is manufactured using a six-step synthetic process that uses commercially available starting materials for each step. There are no complicated chemistries or unusual equipment required in the manufacturing process.

Cardinal Health PTS, LLC provides our requirements of XP19986 for clinical trials in the form of capsules containing controlled-release beads at specified transfer prices under a quotation agreed upon by the parties as a part of a master services agreement. We rely on Cardinal Health as a single source supplier for capsules of XP19986. In the event that Cardinal Health terminates the agreement under specified circumstances, we would not be able to manufacture XP19986 until a qualified alternative supplier is identified.

Our contract manufacturers may own process technology related to the manufacture of our compounds. This would increase our reliance on this manufacturer. Each of Cardinal Health, Patheon and Lonza have informed us that they are not using any proprietary technology in their work for us on XP13512 or XP19986. Moreover, we have been successful in negotiating agreements with our contract manufacturers that include licenses, with the right to grant sublicenses, to any technology incorporated into the manufacture of our compounds or that is invented by employees of the contract manufacturers during the course of work conducted on our product candidates.

Marketing and Sales

We have no sales, marketing or distribution capabilities. In order for us to commercialize any of our product candidates, we must either make arrangements with third parties to perform these services for us or acquire or develop internal sales, marketing and distribution capabilities, or both. In December 2005, we entered into a collaboration with Astellas to develop and commercialize XP13512 in Japan and five other Asian markets. We plan to establish additional development and commercialization partnerships with pharmaceutical and biotechnology companies to accelerate the completion of regulatory approval and product introduction and to maximize the breadth of the commercial opportunity.

We intend to retain rights under collaborations that include commercialization of our products in the United States to establish a focused sales and marketing organization in North America to market and sell product candidates, for which marketing approval is ultimately received, to specialty physicians, including neurologists, psychiatrists and sleep specialists, for target indications in which specialists significantly influence the market and to selectively co-promote to primary care physicians.

Competition

The pharmaceutical and biotechnology industries are intensely competitive. Any product candidate developed by us would compete with existing drugs and therapies. There are many pharmaceutical companies, biotechnology companies, public and private universities, government agencies and research organizations actively engaged in research and development of products targeting the same markets as our product candidates. Many of these organizations have substantially greater financial, technical, manufacturing and marketing resources than we have. Several of them have developed or are developing therapies that could be used for treatment of the same diseases that we are targeting. In addition, many of these competitors have significantly greater commercial infrastructures than we have. Our ability to compete successfully will depend largely on our ability to leverage our experience in drug discovery and development to:

•	discover and develop products that are superior to other products in the market;

•	attract and retain qualified scientific, product development and commercial personnel;

•	obtain patent and/or other proprietary protection for our products and technologies;

•	obtain required regulatory approvals; and

•	successfully collaborate with pharmaceutical companies in the discovery, development and commercialization of new products.

We expect to compete on, among other things, product efficacy and safety, time to market, price, extent of adverse side effects experienced and convenience of treatment procedures. In order to compete successfully, we will need to identify, secure the rights to and develop pharmaceutical products and exploit these products commercially before others are able to develop competitive products. In addition, our ability to compete may be affected if insurers and other third-party payors seek to encourage the use of generic products, making branded products less attractive to buyers from a cost perspective.

We believe that our product development programs will be subject to significant competition from companies utilizing alternative technologies. In addition, as the principles of active transport become more widely known and appreciated based on patent and scientific publications and regulatory filings, we expect the field to become highly competitive. Pharmaceutical companies, biotechnology companies and academic and research institutions may succeed in developing products based upon the principles underlying our proprietary technologies earlier than us, obtaining approvals for such products from the FDA more rapidly than us or developing products that are safer, more effective and/or more cost effective than those under development or proposed to be developed by us.

Except for XP13512, our research and development efforts are at an early stage. Our objective is to discover, develop and commercialize new medicines with superior efficacy, convenience, tolerability and/or safety. To the extent that we are able to develop medicines, they are likely to compete with existing drugs that have long histories of effective and safe use and with new therapeutic agents. We expect that any medicines that we commercialize with our collaborative partners or on our own will compete with existing, market-leading medicines.

XP13512.  We anticipate that, if approved, XP13512 would compete with generic gabapentin. We believe that it is unlikely that a healthcare provider would require the use of gabapentin in preference to XP13512 in an indication for which XP13512 is approved and gabapentin is not labeled. Other drugs targeting RLS and/or neuropathic pain will represent substantial competition. These include pregabalin (marketed by Pfizer as Lyrica), ropinirole (marketed by GSK as Requip), duloxetine (marketed by Lilly as Cymbalta) and Gabapentin GR from Depomed, Inc., which has completed a Phase 2 trial for PHN. Pregabalin is classified as a controlled substance, which could increase the possibility that XP13512 would be classified as a controlled substance since they act on the same therapeutic target. In May 2005, GSK received approval from the FDA to market Requip for the treatment of moderate-to-severe RLS. In addition, pramipexole (for which a new drug application, or NDA, was filed with the FDA in the fall of 2005 by Boehringer Ingelheim and for which approval was recently obtained in the European Union from the European Commission for the treatment of moderate-to-severe RLS) and the rotigotine transdermal system (being developed by Schwarz Pharma AG) are among the product candidates for RLS that may represent potential competition for XP13512. In September 2005, Pfizer launched Lyrica in the U.S. market for the treatment of epilepsy, the management of PHN and the management of painful diabetic neuropathy. In addition, transdermal patches containing the anesthetic known as lidocaine are sometimes used for the management of PHN.

XP19986.  We anticipate that, if approved, XP19986 would compete with generic baclofen and other drugs for the alleviation of symptoms of spasticity, as well as other drugs targeted at GERD. These include approved treatments for spasticity, such as diazepam, dantrolene sodium and tizanidine, and many therapies in development, such as Fampridine-SR from Acorda Therapeutics, Inc., that could compete with XP19986. These also include GERD treatments, such as esomeprazole and omeprazole (marketed by AstraZeneca as Nexium and Prilosec, respectively) and lansoprazole (marketed by TAP Pharmaceutical Products Inc. as Prevacid). In addition, tenatoprazole (being developed by Abbott Laboratories) and soraprazan (being developed by ALTANA Pharma AG) are among multiple product candidates in late-stage clinical trials and represent potential competition for XP19986.

Government Regulation

The testing, manufacturing, labeling, advertising, promotion, export and marketing of our product candidates are subject to extensive regulation by governmental authorities in the United States and other countries. The FDA, under the Federal Food, Drug and Cosmetic Act, or FFDCA, regulates pharmaceutical products in the United States. The steps required before a drug may be approved for marketing in the United States generally include:

•	preclinical laboratory tests and animal tests;

•	the submission to the FDA of an investigational new drug application, or IND, for human clinical testing, which must become effective before human clinical trials commence;

•	adequate and well-controlled human clinical trials to establish the safety and efficacy of the product;

•	the submission to the FDA of a new drug application, or NDA;

•	FDA review and approval of the NDA; and

•	satisfactory completion of an FDA inspection of the manufacturing facilities at which the product is made to assess compliance with current Good Manufacturing Practices, or cGMPs.

The testing and approval process requires substantial time, effort and financial resources, and the receipt and timing of any approval is uncertain.

Preclinical studies include laboratory evaluations of the product candidate, as well as animal studies to assess the potential safety and efficacy of the product candidate. The results of the preclinical studies, together with manufacturing information and analytical data, are submitted to the FDA as part of the IND, which must become effective before clinical trials may be commenced. The IND will become effective automatically 30 days after receipt by the FDA, unless the FDA raises concerns or questions about the conduct of the trials as outlined in the IND prior to that time. In this case, the IND sponsor and the FDA must resolve any outstanding concerns before clinical trials can proceed.

Clinical trials involve the administration of the product candidates to healthy volunteers or patients under the supervision of a qualified principal investigator. Further, each clinical trial must be reviewed and approved by an independent institutional review board, or IRB, at each institution at which the clinical trial will be conducted. The IRB will consider, among other things, ethical factors, the safety of human subjects and the possible liability of the institution.

Clinical trials typically are conducted in three sequential phases prior to approval, but the phases may overlap. These phases generally include the following:

Phase 1.  Represents the initial introduction of the drug into human subjects, frequently healthy volunteers. In Phase 1, the drug is usually tested for safety, including adverse effects, dosage tolerance, absorption, distribution, metabolism, excretion and pharmacodynamics.

Phase 2.  Phase 2 clinical trials usually involve studies in a limited patient population to (1) evaluate the efficacy of the drug for specific indications, (2) determine dosage tolerance and optimal dosage and (3) identify possible adverse effects and safety risks. Although there are no statutory definitions for Phase 2a and Phase 2b, Phase 2a is commonly used to describe a Phase 2 clinical trial evaluating efficacy, adverse effects and safety risks, and Phase 2b is commonly used to describe a subsequent Phase 2 clinical trial that also evaluates dosage tolerance and optimal dosage.

Phase 3.  If a compound is found to be potentially effective and to have an acceptable safety profile in Phase 2 studies, the clinical trial program will be expanded to further demonstrate clinical efficacy, optimal dosage and safety within an expanded patient population at geographically dispersed clinical study sites.

Phase 4 clinical trials are conducted after approval to gain additional experience from the treatment of patients in the intended therapeutic indication and to document a clinical benefit in the case of drugs approved under accelerated approval regulations. If the FDA approves a product while a company has ongoing clinical trials that were not necessary for approval, a company may be able to use the data from these clinical trials to meet all or part of any Phase 4 clinical trial requirement. These clinical trials are often referred to as Phase 3/4 post-approval clinical trials. Failure to promptly conduct Phase 4 clinical trials could result in withdrawal of approval for products approved under accelerated approval regulations.

In the case of products for the treatment of severe or life-threatening diseases, the initial clinical trials are sometimes done in patients rather than in healthy volunteers. Since these patients are afflicted already with the target disease, it is possible that such clinical trials may provide evidence of efficacy traditionally obtained in Phase 2 clinical trials. These trials are referred to frequently as Phase 1/2 clinical trials. The FDA may suspend clinical trials at any time on various grounds, including a finding that the subjects or patients are being exposed to an unacceptable health risk.

The results of preclinical studies and clinical trials, together with detailed information on the manufacture and composition of the product, are submitted to the FDA in the form of an NDA requesting approval to market the product. Generally, regulatory approval of a new drug by the FDA may follow one of three routes. The most traditional of these routes is the submission of a full NDA under Section 505(b)(1) of the FFDCA. A second route, which is possible where an applicant chooses to rely in part on data generated or approvals obtained previously by other parties, is to submit a more limited NDA described in Section 505(b)(2) of the FFDCA. The final route is the submission of an Abbreviated New Drug Application for products that are shown to be pharmaceutically and therapeutically equivalent to previously approved drug products as permitted under Section 505(j) of the FFDCA. We do not expect any of our Transported Prodrugs to be submitted under Section 505(j).

Both Section 505(b)(1) and Section 505(b)(2) applications are required by the FDA to contain full reports of investigations of safety and effectiveness. However, in contrast to a traditional NDA submitted pursuant to Section 505(b)(1) in which the applicant submits all of the data demonstrating safety and effectiveness, we believe an application submitted pursuant to Section 505(b)(2) can rely upon findings by the FDA that the parent drug is safe and effective in that indication. As a consequence, the preclinical and clinical development programs leading to the submission of an NDA under Section 505(b)(2) may be less expensive to carry out and can be concluded in a shorter period of time than programs required for a Section 505(b)(1) application. In its review of any NDA submissions, however, the FDA has broad discretion to require an applicant to generate additional data related to safety and efficacy, and it is impossible to predict the number or nature of the studies that may be required before the FDA will grant approval.

In the NDA submissions for our product candidates that are currently undergoing clinical trials, we intend to follow the development pathway permitted under the FFDCA that will maximize the commercial opportunities for these Transported Prodrugs. We are currently pursuing the traditional NDA route for our Transported Prodrugs under Section 505(b)(1) of the FFDCA. In the event that we decide to utilize Section 505(b)(2) of the FFDCA to pursue an approval of our Transported Prodrugs in indications for which the relevant parent drug has previously been approved, we will engage in discussions with the FDA to determine which, if any, portions of our development program can be modified.

Before approving an NDA, the FDA will inspect the facilities at which the product is manufactured and will not approve the product unless the manufacturing facility complies with cGMPs. Once the NDA submission has been accepted for filing, the FDA typically takes one year to review the application and respond to the applicant. The review process is often significantly extended by FDA requests for additional information or clarification. The FDA may delay approval of an NDA if applicable regulatory criteria are not satisfied, require additional testing or information and/or require post-marketing testing and surveillance to monitor safety or efficacy of a product. FDA approval of any NDA submitted by us will be at a time the FDA chooses. Also, if regulatory approval of a product is granted, such approval may entail limitations on the indicated uses for which such product may be marketed. Once approved, the FDA may withdraw the product approval if compliance with pre- and post-marketing regulatory standards is not maintained or if problems occur after the product reaches the marketplace. In addition, the FDA may require Phase 4 post-marketing studies to monitor the effect of approved products, and may limit further marketing of the product based on the results of these post-marketing studies.

If we obtain regulatory approval for a product, this clearance will be limited to those diseases and conditions for which the product is effective, as demonstrated through clinical trials. Even if this regulatory approval is obtained, a marketed product, its manufacturer and its manufacturing facilities are subject to continual review and periodic inspections by the FDA. Discovery of previously unknown problems with a medicine, manufacturer or facility may result in restrictions on the marketing or manufacturing of an approved product, including costly recalls or withdrawal of the product from the market. The FDA has broad post-market regulatory and enforcement powers, including the ability to suspend or delay issuance of approvals, seize or recall products, withdraw approvals, enjoin violations and institute criminal prosecution.

The Controlled Substances Act imposes various registration, record-keeping and reporting requirements, procurement and manufacturing quotas, labeling and packaging requirements, security controls and a restriction on prescription refills on certain pharmaceutical products. A principal factor in determining the particular requirements, if any, applicable to a product is its actual or potential abuse profile. The U.S. Drug Enforcement Agency, or DEA, regulates chemical compounds as Schedule I, II, III, IV or V substances, with Schedule I substances considered to present the highest risk of substance abuse and Schedule V substances the lowest risk. If any of our product candidates contains a scheduled substance, it would be subject to DEA regulations relating to manufacturing, storage, distribution and physician prescription procedures, and the DEA would regulate the amount of the scheduled substance that would be available for clinical trials and commercial distribution.

We also will be subject to a variety of foreign regulations governing clinical trials and the marketing of our products. Outside the United States, our ability to market a product depends upon receiving a marketing authorization from the appropriate regulatory authorities. The requirements governing the conduct of clinical trials, marketing authorization, pricing and reimbursement vary widely from country to country. In any country, however, we will only be permitted to commercialize our products if the appropriate regulatory authority is satisfied that we have presented adequate evidence of safety, quality and efficacy. Whether or not FDA approval has been obtained, approval of a product by the comparable regulatory authorities of foreign countries must be obtained prior to the commencement of marketing of the product in those countries. The time needed to secure approval may be longer or shorter than that required for FDA approval. The regulatory approval and oversight process in other countries includes all of the risks associated with the FDA process described above.

Pharmaceutical Pricing and Reimbursement

Political, economic and regulatory influences are subjecting the healthcare industry in the United States to fundamental change. Initiatives to reduce the federal deficit and to reform healthcare delivery are increasing cost-containment efforts. We anticipate that Congress, state legislatures and the private sector will continue to review and assess alternative benefits, controls on healthcare spending through limitations on the growth of private health insurance premiums and Medicare and Medicaid spending, the creation of large insurance purchasing groups, price controls on pharmaceuticals and other fundamental changes to the healthcare delivery system. Any proposed or actual changes could limit or eliminate our spending on development projects and affect our ultimate profitability. Legislative debate is expected to continue in the future, and market forces are expected to drive reductions of healthcare costs. The adoption of any federal or state healthcare reform measures or future private sector reforms could further limit reimbursement for medical products.

In both domestic and foreign markets, sales of any products for which we receive regulatory approval for commercial sale will depend in part on the availability of reimbursement from third-party payors. Third-party payors include government health administrative authorities, managed care providers, private health insurers and other organizations. These third-party payors are increasingly challenging the price and examining the cost-effectiveness of medical products and services. In addition, significant uncertainty exists as to the reimbursement status of newly approved healthcare product candidates. We may need to conduct expensive pharmacoeconomic studies in order to demonstrate the cost-effectiveness of our products. Our product candidates may not be considered cost-effective.

In December 2003, the Medicare Prescription Drug Improvement and Modernization Act of 2003, or the 2003 Medicare Act, was enacted. Under this legislation, Medicare beneficiaries were eligible to obtain a Medicare-endorsed, drug-discount card from a pharmacy benefit manager, managed care organization or other private sector provider through the end of 2005. Beginning on January 1, 2006, Medicare beneficiaries were eligible to obtain subsidized prescription drug coverage from a private sector provider. It remains difficult to predict the impact of the 2003 Medicare Act on pharmaceutical companies. Usage of pharmaceuticals may increase as the result of the expanded access to medicines afforded by the partial reimbursement under Medicare. Such potential sales increases, however, may be offset by increased pricing pressures due to the enhanced purchasing power of the private sector providers that will negotiate on behalf of Medicare beneficiaries.

Facilities

We lease approximately 103,000 square feet of office and laboratory space in one building in Santa Clara, California, where we conduct our operations. The lease expires in September 2011, although we have the option to extend the lease for two additional terms of five years each. The 2005 annual rental amount payable under this lease was approximately $3.6 million, subject to periodic increases. In May 2004, we entered into a sublease for approximately 21,000 square feet of our facility for a term of two years. Our subtenant has exercised its option to extend the sublease for an additional term of one year. Although our facilities are adequate for our existing needs, we may require additional space as our business expands.

Employees

As of March 31, 2006, we had 127 full-time employees, 94 of whom were engaged in research and product development activities. Seventy-six employees hold post-graduate degrees, including three with M.D.s and 30 with Ph.D.s. Our employees are not represented by a collective bargaining agreement. We believe our relations with our employees are good.

Legal Proceedings

We are not a party to any material legal proceedings at this time.

MANAGEMENT

Executive Officers and Directors

The following table sets forth the name, age and position of each of our current executive officers and directors as of May 15, 2006:

Name	Age	Position

Ronald W. Barrett, Ph.D.	50	Chief Executive Officer and Director
William J. Rieflin	46	President
Kenneth C. Cundy, Ph.D.	47	Senior Vice President of Preclinical Development
Mark A. Gallop, Ph.D.	44	Senior Vice President of Research
William G. Harris	48	Senior Vice President of Finance and Chief Financial Officer
Pierre V. Trân, M.D., M.M.M.	46	Senior Vice President and Chief Medical Officer
Paul L. Berns(2)	39	Director
John G. Freund, M.D.(1)	52	Director
Jeryl L. Hilleman(1)	48	Director
Kenneth J. Nussbacher(2)(3)	53	Director
Bryan E. Roberts, Ph.D.(1)	39	Director
Gary D. Tollefson, M.D., Ph.D.(3)	55	Director
Wendell Wierenga, Ph.D.(2)	58	Director

(1)	Member of our audit committee.
(2)	Member of our compensation committee.
(3)	Member of our nominating and corporate governance committee.

Ronald W. Barrett is one of our founders and has served as our chief executive officer since September 2001. He served as our chief scientific officer from 1999 to 2001. Dr. Barrett has been a director since August 1999. From 1989 to 1999, he held various positions at Affymax Research Institute, a company employing combinatorial chemistry and high-throughput target screening for drug discovery, the most recent of which was senior vice president of research. Glaxo Wellcome plc acquired Affymax Research Institute in 1995. Glaxo Wellcome subsequently merged with SmithKline Beecham plc in 2000 to form GlaxoSmithKline plc, a pharmaceutical company. Prior to Affymax Research Institute, Dr. Barrett was a molecular pharmacologist in the Neuroscience Group at Abbott Laboratories, a healthcare company, from 1986 to 1989. Dr. Barrett received a B.S. from Bucknell University and a Ph.D. in pharmacology from Rutgers University.

William J. Rieflin has been our president since September 2004. From 1996 to 2004, he held various positions with Tularik Inc., a biotechnology company focused on the discovery and development of product candidates based on the regulation of gene expression, the most recent of which was executive vice president, administration, chief financial officer, general counsel and secretary. Amgen Inc., a biotechnology company, acquired Tularik in 2004. Mr. Rieflin received a B.S. from Cornell University, an M.B.A. from the University of Chicago Graduate School of Business and a J.D. from Stanford Law School.

Kenneth C. Cundy has been our senior vice president of preclinical development since January 2004. He was previously our vice president of biopharmaceutics from 2000 to 2004. From 1992 to 2000, he was senior director of biopharmaceutics at Gilead Sciences. Prior to Gilead Sciences, Dr. Cundy was principal research investigator at Sterling Drug, a pharmaceutical division of Eastman Kodak Company, an imaging and photographic equipment company, from 1988 to 1992. He received a B.S. from the University of Manchester and a Ph.D. in pharmaceutical sciences from the University of Kentucky.

Mark A. Gallop is one of our founders and has been our senior vice president of research since January 2004. He was previously our vice president of chemistry since 1999. From 1990 to 1999, Dr. Gallop held several positions at Affymax Research Institute, the most recent of which was senior director of combinatorial chemistry. Dr. Gallop received a B.Sc. from the University of Auckland and a Ph.D. in inorganic chemistry from the University of Cambridge.

William G. Harris has been our senior vice president of finance and chief financial officer since November 2001. From 1996 to 2001, he held several positions with Coulter Pharmaceutical, Inc., a biotechnology company engaged in the development of novel therapies for the treatment of cancer and autoimmune diseases, the most recent of which was senior vice president and chief financial officer. Corixa Corp., a developer of immunotherapeutic products, acquired Coulter Pharmaceutical in 2000. Prior to Coulter Pharmaceutical, from 1990 to 1996, Mr. Harris held several positions at Gilead Sciences, Inc., a biopharmaceutical company, most recently director of finance. Mr. Harris received a B.A. from the University of California, San Diego and an M.B.A. from Santa Clara University, Leavey School of Business and Administration.

Pierre V. Trân has been our senior vice president and chief medical officer since September 2004. From 2002 to July 2004, he was global medical director, Joint Antidepressant Group of Eli Lilly and Company, a pharmaceutical company. From 1992 to 2002, Dr. Trân was a physician in clinical research within the Neuroscience Group of Eli Lilly and Company. He received an M.D. from the Université de Franche-Comté (Besançon) in France and a Masters in Medical Management (M.M.M.) from Tulane University. Dr. Trân completed his residency training at Duke University and earned board certification in general adult psychiatry. Dr. Trân holds an academic appointment as Assistant Consulting Professor at the Department of Psychiatry at Duke University.

Paul L. Berns has been a member of our board of directors since November 2005. In March 2006, he was appointed president, chief executive officer and a member of the board of directors of Allos Therapeutics, Inc., a biopharmaceutical company. From 2002 to 2005, Mr. Berns was chief executive officer, president and a director of Bone Care International, Inc., a specialty pharmaceutical company that was acquired by Genzyme Corporation in 2005. From 2001 to 2002, Mr. Berns served as vice president and general manager of the Immunology, Oncology and Pain Therapeutics business unit of Abbott Laboratories, a pharmaceutical company. He served as vice president, marketing of BASF Pharmaceuticals-Knoll, a pharmaceutical company, from 2000 to 2001. From 1990 to 2000, Mr. Berns held various positions, including senior management roles, at Bristol-Myers Squibb Company, a pharmaceutical company. Mr. Berns received a B.S. from the University of Wisconsin.

John G. Freund has been a member of our board of directors since 1999. He has been a managing director of Skyline Ventures, a venture capital firm specializing in healthcare companies, since 1997. From 1995 to 1997, Dr. Freund was a managing director in the private equity group at Chancellor Capital Management, a private capital investment firm. AMVESCAP plc, an investment services company, acquired Chancellor Capital Management in 1998 and renamed the division INVESCO Private Capital. In 1995, he co-founded Intuitive Surgical, Inc., a medical device company. From 1988 to 1994, he held various positions at Acuson Corp., a maker of ultrasound equipment, most recently as executive vice president. Siemens Corp. acquired Acuson in 2000. Prior to Acuson, Dr. Freund was a general partner of Morgan Stanley Venture Partners, a venture capital management firm, from 1987 to 1988. From 1982 to 1987, Dr. Freund was at Morgan Stanley & Co., an investment banking company, where he was a co-founder of the Healthcare Group in the Corporate Finance Department. He received a B.A. from Harvard College, an M.D. from Harvard Medical School and an M.B.A. from Harvard Business School. Dr. Freund is also a member of the boards of directors of The New Economy Fund and the SMALLCAP World Fund, both of which are U.S.-registered investment funds.

Jeryl L. Hilleman has been a member of our board of directors since January 2005. She is executive vice president and chief financial officer of Symyx Technologies, Inc., a company specializing in high-throughput experimentation for the discovery of materials. Prior to joining Symyx in 1997, Ms. Hilleman served as vice president finance and chief financial officer of two public biotechnology companies, Geron Corporation and Cytel Corporation, which merged with Epimmune Inc. in 1999. Ms. Hilleman received an A.B. from Brown University and an M.B.A. from the Wharton Graduate School of Business.

Kenneth J. Nussbacher has been a member of our board of directors since 2000. He has been an Affymetrix fellow since 2000. From 1995 to 2000, Mr. Nussbacher was executive vice president of Affymetrix, Inc., a biotechnology company, and, from 1995 to 1997, he was also chief financial officer of Affymetrix. Prior to joining Affymetrix, Mr. Nussbacher was executive vice president for business and legal affairs of Affymax Research Institute. He received a B.S. from Cooper Union and a J.D. from Duke University. Mr. Nussbacher is also a member of the board of directors of Symyx Technologies, Inc., a publicly-traded company specializing in high-throughput experimentation for the discovery of materials.

Bryan E. Roberts has been a member of our board of directors since 2000. He joined Venrock Associates, a venture capital investment firm, in 1997 and has been a general partner there since 2001. From 1989 to 1992, Dr. Roberts worked in the Corporate Finance Department of Kidder, Peabody & Co., a brokerage company. He received a B.A. from Dartmouth University and a Ph.D. in chemistry and chemical biology from Harvard University. Dr. Roberts is also a member of the board of directors of the publicly-traded company Sirna Therapeutics, Inc., a company that develops therapeutics based on RNA interference technology.

Gary D. Tollefson has been a member of our board of directors since September 2005. He has been chief executive officer of Orexigen Therapeutics, a private biotechnology company that is developing novel therapeutics for the treatment of obesity, since April 2005. From June 1991 to April 2004, Dr. Tollefson was at Eli Lilly and Company, where he served in a number of senior leadership roles. As president of the Neuroscience Product Group, he developed global neuroscience product strategies encompassing both commercial and clinical product development. During his career with Lilly, he led the efforts resulting in the launch and/or product lifecycle implementation for several important neuroscience products, including the antidepressant Prozac, Strattera for attention-deficit (ADHD), Symbyax for bipolar depression, Cymbalta for major depression/neuropathic pain and the psychotropic Zyprexa (including a series of line extensions). Dr. Tollefson, an expert in the area of psychopharmacology, is also president of Consilium, Inc., a consulting firm focused on the development of CNS products. He is a Volunteer Clinical Professor in the Department of Psychiatry, Indiana University School of Medicine and currently holds a senior guest scientific position with Eli Lilly and Company as the Distinguished Visiting Lilly Research Scholar. Dr. Tollefson received a B.A., M.D. and Ph.D. in psychiatry from the University of Minnesota. Dr. Tollefson is also a member of the board of directors of two publicly-traded pharmaceutical companies, Cortex Pharmaceuticals, Inc. and Cypress Bioscience, Inc.

Wendell Wierenga has been a member of our board of directors since 2001. He has been executive vice president of research and development at Neurocrine Biosciences, Inc., a biopharmaceutical company developing therapeutics for neuropsychiatric, neuroinflammatory and neurodegenerative diseases, since September 2003. From 2000 to 2003, Dr. Wierenga was chief executive officer of Syrrx, Inc., a company focused on small-molecule drug compounds. Prior to joining Syrrx, from 1990 to 2000, he was senior vice president of worldwide pharmaceutical sciences, technologies and development at Parke-Davis, a division of Warner Lambert Co., a pharmaceutical company. Pfizer Inc, a research-based pharmaceutical company, acquired Warner Lambert in 2000. Prior to Parke-Davis, Dr. Wierenga worked at Upjohn Co., later Pharmacia & Upjohn, Inc., a pharmaceutical and biotechnology company, for 16 years in various positions, most recently as executive director of discovery research. Pfizer acquired Pharmacia & Upjohn, then named Pharmacia Corp., in 2002. Dr. Wierenga received a B.S. from Hope College and a Ph.D. in chemistry from Stanford University. Dr. Wierenga is a member of the boards of directors of the publicly-traded companies Ciphergen Biosystems, Inc., a protein technology products and services company, and Onyx Pharmaceuticals, Inc., a biopharmaceutical company.

Election of Officers

Our officers are elected by our board of directors and serve until their successors are duly elected and qualified. There are no family relationships among any of our officers or directors.

Board of Directors

Our board of directors currently consists of eight members. Drs. Freund, Barrett and Wierenga and Mr. Nussbacher were elected in accordance with the terms of a voting agreement that terminated upon the closing of our initial public offering in 2005. Ms. Hilleman and Mr. Berns were each elected by our board of directors to fill a vacancy in accordance with our amended and restated certificate of incorporation and bylaws. Drs. Roberts and Tollefson were re-elected by our stockholders at our 2006 annual meeting of stockholders.

Our amended and restated and bylaws provide that the board of directors shall be divided into three classes, each class consisting, as nearly as possible, of one third of the total number of directors, and with each class having a three-year term. Vacancies on the board may be filled only by persons elected by a majority of the remaining directors. A director elected by the board to fill a vacancy in a class shall serve for the remainder of the full term of that class, and until the director’s successor is elected and qualified. This includes vacancies created by an increase in the authorized number of directors. This classification of our board of directors, together with other provisions in our amended and restated certificate of incorporation, including provisions that allow our board of directors to fill vacancies on, or increase the size of, our board of directors, may delay or prevent changes in the control of our board of directors or our management. The members of the classes are as follows:

•	Drs. Roberts and Tollefson are Class 1 directors, and their terms will expire at the annual meeting of stockholders to be held in 2009;

•	Mr. Berns, Dr. Freund and Mr. Nussbacher are Class 2 directors, and their terms will expire at the annual meeting of stockholders to be held in 2007; and

•	Dr. Barrett, Ms. Hilleman and Dr. Wierenga are Class 3 directors, and their terms will expire at the annual meeting of stockholders to be held in 2008.

Committees of Our Board of Directors

Our board has three standing committees: an audit committee, a compensation committee and a nominating and corporate governance committee. Each of the committees has authority to engage legal counsel or other experts or consultants, as it deems appropriate to carry out its responsibilities. The composition and primary responsibilities of each committee are described below.

Audit Committee

The audit committee of the board of directors oversees our corporate accounting and financial reporting process. For this purpose, the audit committee performs several functions. The audit committee evaluates the performance and assesses the qualifications of the independent registered public accounting firm; determines and approves the engagement of the independent registered public accounting firm; determines whether to retain or terminate the existing independent registered public accounting firm or to appoint and engage new independent registered public accounting firms; reviews and approves the retention of the independent registered public accounting firm to perform any proposed permissible non-audit services; monitors the rotation of partners of the independent registered public accounting firm on the company’s audit engagement team as required by law; confers with management and the independent registered public accounting firm regarding the scope, adequacy and effectiveness of internal controls over financial reporting; establishes procedures, as required under applicable law, for the retention and treatment of complaints received by the company regarding accounting, internal accounting controls or auditing matters and the confidential and anonymous submission by employees of concerns regarding questionable accounting or auditing matters; and meets to review the company’s annual audited financial statements and quarterly financial statements with management and the independent registered public accounting firm, including reviewing the company’s disclosures under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” The audit committee has adopted a written audit committee charter.

The members of our audit committee are Ms. Hilleman (Chair) and Drs. Freund and Roberts. The board annually reviews the Nasdaq listing standards’ definition of independence for audit committee members and has determined that all members of our audit committee are independent (as independence is currently defined in Rule 4350(d)(2)(A)(i) and (ii) of the Nasdaq listing standards). Our board of directors has determined that Ms. Hilleman is an “audit committee financial expert” as defined in applicable SEC rules and satisfies the financial sophistication requirements of the Nasdaq listing standards. The board made a qualitative assessment of Ms. Hilleman’s level of knowledge and experience based on a number of factors, including her formal education and experience as a chief financial officer for public reporting companies.

Compensation Committee

The compensation committee of the board of directors reviews and approves the overall compensation strategy and policies for the company. The compensation committee reviews and approves corporate performance goals and objectives relevant to the compensation of our executive officers; evaluates and recommends to the board for approval the compensation plans and programs advisable for the company; establishes policies with respect to equity compensation arrangements; reviews and approves the terms of any employment agreements, severance arrangements, change-of-control protections and other compensatory arrangements for our executive officers; evaluates and recommends to the board for approval the compensation and other terms of employment for our chief executive officer; evaluates, determines and approves the compensation and other terms of employment for our other executive officers; and administers our stock option and purchase plans, pension and profit sharing plans, stock bonus plans, bonus plans, deferred compensation plans and other similar programs.

The members of our compensation committee are Mr. Berns (Chair), Mr. Nussbacher and Dr. Wierenga. All members of the compensation committee are independent (as independence is currently defined in Rule 4200(a)(15) of the Nasdaq listing standards). The compensation committee has adopted a written compensation committee charter.

Nominating and Corporate Governance Committee

The nominating and corporate governance committee of the board of directors is responsible for overseeing all aspects of our corporate governance functions on behalf of the board; making recommendations to the board regarding corporate governance issues; identifying, reviewing and evaluating candidates to serve as directors; reviewing, evaluating and considering the recommendation for nomination of incumbent directors for re-election to the board; monitoring the size of the board; recommending candidates to the board and making such other recommendations to the board regarding affairs relating to our directors, including director compensation; assessing the performance of our board and its committees and of individual directors; reviewing and assessing our corporate governance principles; and overseeing our legal, regulatory and ethical compliance programs, other than handling complaints related to accounting and financial matters, which are delegated to the audit committee.

The nominating and corporate governance committee, which was established in June 2005 in connection with our initial public offering, is currently comprised of two directors: Mr. Nussbacher (Chair) and Dr. Tollefson. All members of the nominating and corporate governance committee are independent (as independence is currently defined in Rule 4200(a)(15) of the Nasdaq listing standards). The nominating and corporate governance committee has adopted a written nominating and corporate governance committee charter.

Director Compensation

In February 2005, our board of directors adopted a compensation program for outside directors that became effective upon the closing of our initial public offering. Pursuant to this program, each member of our board of directors who is not our employee receives the following cash compensation for board services, as applicable:

•	$15,000 per year for service as a board member (paid as a quarterly retainer);

•	$10,000 per year for service as chairperson of the board, $5,000 per year for service as chairperson of the audit committee, $2,500 per year for service as chairperson of the compensation committee and $2,500 per year for service as chairperson of the nominating and corporate governance committee (paid as a quarterly retainer); and

•	$2,000 for each board meeting attended in person ($1,000 for meetings attended by video or telephone conference), $1,000 for each audit committee meeting attended in person (or by video or telephone conference), $500 for each compensation committee meeting attended in person (or by video or telephone conference) and $500 for each nominating and corporate governance committee meeting attended in person (or by video or telephone conference).

In the fiscal year ended December 31, 2005, the total cash compensation paid to non-employee directors was approximately $128,475. Members of our board of directors are also eligible for reimbursement for reasonable expenses incurred in attending board meetings in accordance with company policy.

In January 2005, we adopted our 2005 Non-Employee Directors’ Stock Option Plan, or Directors’ Plan, which became effective in June 2005 in connection with our initial public offering, to provide for the automatic grant of nonstatutory stock options to purchase shares of our common stock to our non-employee directors. Pursuant to the terms of the Directors’ Plan, all individuals who first become a non-employee director after the closing of our initial public offering receive a one-time initial option to purchase 25,000 shares of our common stock. Such initial option grants vest in a series of four successive equal annual installments on the first through fourth anniversaries of the non-employee director’s date of election or appointment to our board. In addition, any individual who is serving as a non-employee director on the date of each annual meeting of our stockholders beginning in 2006 shall receive an option to purchase 10,000 shares of our common stock on such annual meeting date. Such annual option grants vest in a series of 12 successive equal monthly installments measured from the date of grant. Options granted under our Directors’ Plan are not intended to qualify as incentive stock options under the Internal Revenue Code of 1986, as amended. The exercise price of options granted under our Directors’ Plan is equal to 100% of the fair market value of our common stock subject to the option on the grant date. As long as the optionee continues to serve with us or with an affiliate of ours, the option will continue to vest and be exercisable during its term. When the optionee’s service terminates, the optionee may exercise any vested options for a period of 12 months following the cessation of service. All stock options granted under our Directors’ Plan have a term of ten years. In the event of certain significant corporate transactions, all outstanding options under the Directors’ Plan may be assumed, continued or substituted for by any surviving or acquiring entity (or its parent company). If the surviving or acquiring entity (or its parent company) elects not to assume, continue or substitute for such options, then (1) with respect to any such options that are held by optionees then performing services for us or our affiliates, the vesting and exercisability of such options will be accelerated in full and such options will be terminated if not exercised prior to the effective date of the corporate transaction and (2) all other outstanding options will terminate if not exercised prior to the effective date of the corporate transaction. Our board of directors may also provide that the holder of an outstanding option not assumed in the corporate transaction will surrender such option in exchange for a payment equal to the excess of (1) the value of the property that the optionee would have received upon exercise of the option over (2) the exercise price otherwise payable in connection with the option. The vesting and exercisability of options held by non-employee directors who are required to resign their position in connection with a specified change in control transaction or are removed from their position in connection with such a change in control will be accelerated in full. In addition, all members of our board of directors are also eligible to receive equity incentives under our 2005 Equity Incentive Plan.

In the fiscal year ended December 31, 2005, we granted initial options covering 25,000 shares to two directors, at exercise prices of $12.86 and $13.06 per share, respectively, which equaled the fair market value of our common stock at the respective date of grant (based on the closing sale price reported on the Nasdaq National Market) under our Directors’ Plan. In addition, we granted options covering 10,000 shares to seven directors under our 2005 Equity Incentive Plan in recognition of their past and continuing substantial contributions to the company. These options have an exercise price of $10.39 per share, which equaled the fair market value of our common stock at the date of grant, and vest monthly over a 12-month period. In addition, we granted an option covering 16,666 shares to a director under our 1999 Stock Plan in recognition of her election to the board. The option has an exercise price of $6.00 per share, which equaled the fair market value of our common stock at the date of grant, and is immediately exercisable, subject to a right of repurchase by us that lapses monthly over the 12-month vesting schedule. On May 2, 2006, we granted annual options covering 10,000 shares to each of seven directors under our Directors’ Plan. The options had an exercise price of $23.21, which equaled the fair market value of our common stock on the date of grant (based on the closing sale price reported on the Nasdaq National Market). As of May 15, 2006, no options had been exercised under our Directors’ Plan.

Compensation Committee Interlocks and Insider Participation

As noted above, our compensation committee currently consists of Mr. Berns, Mr. Nussbacher and Dr. Wierenga. None of the members of our compensation committee has at any time been an officer or employee of XenoPort. No interlocking relationship exists between our board of directors or compensation committee and the board of directors or compensation committee of any other company, nor has any interlocking relationship existed in the past.

Executive Compensation

The following table shows for the fiscal years ended December 31, 2005, 2004 and 2003, compensation awarded or paid to, or earned by, our chief executive officer and the other four most highly compensated executive officers at December 31, 2005. We refer to these officers as our “named executive officers.”

Summary Compensation Table

						Long-Term
						Compensation
						Awards
						Securities
				Other Annual		Underlying	All Other
Name and Principal Positions	Year	Salary	Bonus	Compensation		Options	Compensation(1)

Ronald W. Barrett, Ph.D.	2005	$310,000	$279,176	$—		66,666	$414
Chief Executive Officer	2004	273,418	54,000	—		66,666	270
	2003	266,407	—	—		66,665	270
William J. Rieflin(2)	2005	295,000	45,000	47,024	(3)	—	270
President	2004	78,269	—	—		266,664 (4)	52
	2003	—	—			—	—
William G. Harris	2005	247,000	48,400	6,325	(5)	16,666	270
Senior Vice President of	2004	241,771	35,250	—		16,666	270
Finance and Chief Financial	2003	231,348	—	—		25,000	270
Officer
Pierre V. Trân, M.D., M.M.M.(6)	2005	253,000	16,650	282,109	(7)	—	270
Senior Vice President and	2004	147,399	—	57,912	(8)	83,333	90
Chief Medical Officer	2003	—	—	—		—	—
Mark A. Gallop, Ph.D.	2005	225,000	69,176	—		25,000	180
Senior Vice President of	2004	211,824	32,500	—		45,832	180
Research	2003	197,509	—	—		30,832	180

(1)	Represents life insurance premiums paid by XenoPort.
(2)	Mr. Rieflin joined the company in September 2004.
(3)	Represents tax gross-up payments for federal and state income tax liabilities with respect to a restricted stock purchase pursuant to Mr. Rieflin’s employment agreement with the company.
(4)	Includes 149,999 restricted shares granted at an exercise price of $.006 per share, of which 116,666 shares vest monthly over a four-year period beginning September 20, 2004 and the remaining 33,333 shares have vested.
(5)	Represents the forgiveness of accrued interest of a loan in principal amount of $100,000 for Mr. Harris.
(6)	Dr. Trân joined the company in September 2004.
(7)	Includes $152,088 for the forgiveness of a loan in principal amount of $150,000 for Dr. Trân, $100,021 in tax gross-up payments for federal and state income tax liabilities with respect to the forgiveness of the loan and $30,000 for relocation and housing expenses pursuant to Dr. Trân’s employment agreement with the company.
(8)	Represents relocation and housing expenses.

Stock Option Grants and Exercises

We grant options to our executive officers under our 2005 Equity Incentive Plan, which was approved by our stockholders in January 2005 and became effective in June 2005 in connection with our initial public offering. Prior to June 2005, we granted options to our executive officers under our 1999 Stock Plan, which was terminated in connection with our initial public offering so that no further awards may be granted under the plan. Although the 1999 Stock Plan has terminated, all outstanding options will continue to be governed by their existing terms. As of March 31, 2006, (i) options to purchase a total of 856,030 shares were outstanding under our 2005 Equity Incentive Plan, of which options to purchase 88,668 shares were vested and exercisable, and options to purchase 1,636,874 shares remained available for grant under the plan; and (ii) options to purchase a total of 895,775 shares were outstanding and exercisable under our 1999 Stock Plan, of which options to purchase 315,230 shares were vested, 229,736 shares were issued as a result of early exercises of options under the plan that were unvested and subject to a right of repurchase by us that lapses over the vesting schedule of the option and no shares remained available for grant under the plan.

The following tables show for the fiscal year ended December 31, 2005, certain information regarding options granted to, exercised by and held at year-end by our named executive officers:

Option Grants in Last Fiscal Year

					Potential Realizable
	Individual Grants				Value at Assumed
	Number of	% of Total Options			Annual Rates of Stock
	Securities	Granted to			Price Appreciation
	Underlying	Employees in	Exercise	Expiration	for Option Term(4)
Name	Options Granted	Fiscal Year(2)	Price(3)	Date	5%	10%

Ronald W. Barrett	66,666(1)	7.68%	$6.00	1/4/2015	$740,219	$1,415,606
William J. Rieflin	—	—	—	—	—	—
William G. Harris	16,666(1)	1.92%	6.00	1/4/2015	185,049	353,891
Pierre V. Trân	—	—	—	—	—	—
Mark A. Gallop	25,000(1)	2.88%	6.00	1/4/2015	277,585	530,857

(1)	Each of these options vests monthly, 20% in each of the first three years from the date of grant and 40% in the fourth year.
(2)	The figures representing percentages of total options granted to employees in the last fiscal year are based on a total of 868,594 shares underlying options granted to our employees during fiscal year 2005.
(3)	The exercise price of each option granted was equal to the fair market value of our common stock as valued by our board of directors on the date of grant. The exercise price may be paid in cash, in shares of our common stock valued at fair market value on the exercise date or through a cashless exercise procedure involving a same-day sale of the purchased shares.
(4)	The amounts shown in the table above as potential realizable value represent hypothetical gains that could be achieved for the respective options if exercised at the end of the option term. These amounts represent assumed rates of appreciation in the value of our common stock from the fair market value on the date of our initial public offering. The 5% and 10% assumed rates of appreciation are suggested by the rules of the SEC and do not represent our estimate or projection of the future common stock price. Actual gains, if any, on stock option exercises depend on the future performance of our common stock and the date on which options are exercised. Potential realizable values in the table above are calculated by:

•	multiplying the number of shares of our common stock subject to the option by the fair market value price on the date of our initial public offering of $10.50 per share;

•	assuming that the aggregate stock value derived from that calculation compounds at the annual 5% or 10% rates shown in the table for the balance of the term of the option; and

•	subtracting from that result the total option exercise price.

Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values

The following table shows, for each named executive officer, the number of shares acquired and the value realized upon exercise of stock options during fiscal year 2005 and the exercisable and unexercisable options held at December 31, 2005. The “Value Realized” shown in the table represents an amount equal to the difference between our initial public offering pricing of $10.50 per share and the option exercise price, multiplied by the number of shares acquired on exercise. The “Value of Unexercised In-the- Money Options at Fiscal Year-End” shown in the table represents an amount equal to the difference between the fair market value price at the end of the fiscal year ($17.95) and the option exercise price, multiplied by the number of unexercised in-the-money options. These calculations do not take into account the effect of any taxes that may be applicable to the option exercises.

			Number of Unexercised		Value of Unexercised In-the-
	Shares		Options at Fiscal		Money Options at Fiscal
	Acquired		Year-End(1)		Year-End
Name	on Exercise	Value Realized	Exercisable	Unexercisable	Exercisable	Unexercisable

Ronald W. Barrett	116,666	$1,049,994	35,555	164,442	$501,881	$2,358,075
William J. Rieflin	—	—	—	—	—	—
William G. Harris	—	—	22,637	35,695	342,632	505,433
Pierre V. Trân	42,591	332,210	—	—	—	—
Mark A. Gallop	—	—	4,583	20,417	54,767	243,983

(1)	All of these stock options may be exercised prior to their vesting. Upon the exercise of an option prior to vesting, the optionee is required to enter into a restricted stock purchase agreement with us that provides that we have a right to repurchase the shares purchased upon exercise of the option at the original exercise price; provided, however, that our right to repurchase these shares will lapse in accordance with the original vesting schedule included in the optionee’s option agreement. Those options listed as “Unexercisable” are exercisable under these early exercise provisions; however, upon exercise they are still subject to repurchase.

Employment Agreements

William J. Rieflin

In June 2004, we entered into an employment agreement with William J. Rieflin, our president. Mr. Rieflin’s employment is at-will, and either we or Mr. Rieflin may terminate his employment at any time for any reason. Pursuant to the agreement, Mr. Rieflin is entitled to receive an annual base salary of $275,000, and he may earn an annual performance bonus. Mr. Rieflin was granted an option to purchase 49,999 shares of our common stock at an exercise price of $2.70 per share. The option vests monthly over a four-year period. In addition, Mr. Rieflin was granted an option to purchase 66,666 shares of our common stock at an exercise price of $2.70 per share, and such option has fully vested.

Pursuant to the terms of the employment agreement, in September 2004, we entered into a promissory note and pledge agreement with Mr. Rieflin in the amount of $315,000 in connection with Mr. Rieflin’s election to early exercise the stock options that were granted to him under his employment agreement. On January 18, 2005, Mr. Rieflin repaid the note in its entirety, and the stock previously pledged as collateral was released from the pledge agreement. This arrangement is further described in “Certain Relationships and Related Transactions — Indebtedness of Management.”

Pursuant to the terms of the employment agreement, on September 20, 2004, Mr. Rieflin purchased 33,333 shares of our common stock at a purchase price of $.006 per share pursuant to a restricted stock purchase agreement. Pursuant to the employment agreement, Mr. Rieflin received a tax gross-up cash payment to pay federal and state income tax liabilities with respect to this restricted stock purchase. Pursuant to the terms of the employment agreement, on September 20, 2004, Mr. Rieflin also purchased 116,666 shares of our common stock at a purchase price of $.006 per share pursuant to a second restricted stock purchase agreement. Such shares are subject to monthly vesting over a four-year period from the date of purchase. Pursuant to the terms of the employment agreement: (1) if Mr. Rieflin ceases to be our employee or consultant prior to September 20, 2008, then we shall have the right to repurchase any shares that remain unvested at the time of termination; and (2) if Mr. Rieflin’s employment is terminated without cause or he terminates his employment with good reason prior to September 20, 2008, and the 116,666 restricted shares have not fully vested, then Mr. Rieflin will receive a severance payment equal to approximately $3,000 multiplied by the number of months between such termination event and September 20, 2008, less any credits or other reimbursements that he is entitled to receive from the Internal Revenue Service with respect to taxes paid on the restricted stock purchase. Mr. Rieflin agreed not to solicit, attempt to hire or hire away any of our employees for one year following the termination of his employment.

Pierre V. Trân

In July 2004, we entered into an employment agreement with Pierre V. Trân, our senior vice president and chief medical officer. Dr. Trân’s employment is at-will, and either we or Dr. Trân may terminate his employment at any time for any reason. Pursuant to the agreement, Dr. Trân is entitled to receive an annual base salary of $250,000, and he may earn an annual performance bonus. Under the agreement, Dr. Trân received a cash payment of $75,000 to cover relocation and moving expenses. In addition, Dr. Trân shall receive $30,000 during his first year of employment, $27,000 during his second year of employment and $24,000 during his third year of employment as housing expense supplements. Following his third year of employment, if Dr. Trân’s annual salary is less than $280,000, he shall be entitled to receive a housing expense supplement equal to $280,000 minus his then-current annual salary. Pursuant to the agreement, Dr. Trân was granted an option to purchase 83,332 shares of our common stock at an exercise price of $2.70 per share. The option vests 25% on the one-year anniversary of Dr. Trân’s employment with us, and then it shall vest monthly over the ensuing three-year period.

Pursuant to the agreement, if Dr. Trân’s employment is terminated without cause or he terminates his employment with good reason during the first three years of employment, then Dr. Trân will be entitled to receive continued payment of his base salary and healthcare benefits for 12 months as severance. The agreement provides that any such severance payments shall be reduced by amounts earned by Dr. Trân from other employment or consulting services performed during the 12-month severance period, and that the severance payments will terminate early upon Dr. Trân’s subsequent employment at a salary equal to at least 80% of his applicable severance payments. Dr. Trân agreed not to solicit, attempt to hire or hire away any of our employees for one year following the termination of his employment.

In connection with his employment, we provided Dr. Trân with a loan in the amount of $150,000 that was secured by a deed of trust on Dr. Trân’s primary residence to assist Dr. Trân in the purchase of a home. The loan, including accrued interest thereon, was forgiven in full on January 19, 2005. Dr. Trân received a tax gross-up cash payment to pay federal and state income tax liabilities with respect to the forgiveness of the loan. This arrangement is further described in “Certain Relationships and Related Transactions — Indebtedness of Management,” and footnote 7 to the “Summary Compensation Table.”

Severance and Change of Control Arrangements

We have entered into change of control agreements with the following executive officers: Drs. Barrett, Trân, Cundy and Gallop and Mr. Rieflin. Pursuant to the terms of the agreements, if the executive officer’s employment is terminated without cause or terminated by the executive officer for good reason within the 12 months following a change of control of us, then the executive officer shall be entitled to the following benefits:

•	acceleration of vesting of all of the executive officer’s outstanding unvested options to purchase common stock and shares of restricted stock subject to a right to repurchase by us;

•	continued payment of the executive officer’s base salary for six months for Drs. Cundy and Gallop and for 12 months for Drs. Barrett and Trân and Mr. Rieflin; and

•	reimbursement for six months of continued healthcare coverage for Drs. Cundy and Gallop and for 12 months for Drs. Barrett and Trân and Mr. Rieflin.

In addition, if the executive officer’s employment is constructively terminated within 12 months following a change of control of us and the executive officer does not resign his employment for at least six months following the change of control event, then the executive officer shall be entitled to receive the same severance benefits described above. Mr. Rieflin’s change of control agreement also provides for additional tax gross-up cash payments, which shall not exceed $1.5 million, with respect to federal and state excise tax obligations. For purposes of the change of control agreements, a change of control includes our merger, consolidation or reorganization after which our stockholders own 50% or less of the surviving corporation, our liquidation or a sale of all or substantially all of our assets.

In May 2001, we extended an offer to William G. Harris to become our senior vice president of finance and chief financial officer. The offer letter provides that if Mr. Harris’ employment is terminated without cause or constructively terminated within the 12 months following a change of control of us, then Mr. Harris’ outstanding unvested options to purchase common stock and shares of restricted stock shall immediately vest in full and Mr. Harris shall be entitled to receive continued payment of his base salary and healthcare benefits until the earlier of 12 months from the date of termination or the date on which he accepts subsequent employment. For purposes of the offer letter, a change of control includes our merger or reorganization after which our stockholders own 50% or less of the surviving corporation or a sale of all or substantially all of our assets.

See “Employment Agreements” above for a description of additional severance arrangements for Mr. Rieflin and Dr. Trân.

Our 1999 Stock Plan provides that in the event of specified change of control transactions, including our merger with or into another corporation or the sale of substantially all of our assets, all outstanding options under the plan may be either assumed or substituted for by any surviving entity. If the surviving or acquiring entity elects not to assume or substitute for such options, the vesting and exercisability of such options will be accelerated in full and such options will be terminated if not exercised prior to the effective date of such change of control transaction.

Our 2005 Equity Incentive Plan provides that in the event of certain significant corporate transactions, all outstanding stock awards under the plan may be assumed, continued or substituted for by any surviving or acquiring entity (or its parent company). If the surviving or acquiring entity elects not to assume, continue or substitute for such stock awards, then (1) with respect to any such stock awards that are held by individuals whose service with us or our affiliates has not terminated more than three months prior to the effective date of the corporate transaction, the vesting and exercisability provisions of such stock awards will be accelerated in full and such awards will be terminated if not exercised prior to the effective date of the corporate transaction and any reacquisition or repurchase rights with respect to such stock awards will lapse and (2) all other outstanding stock awards will terminate if not exercised (if applicable) prior to the effective date of the corporate transaction. In addition, our board of directors has adopted and approved a form stock option agreement under our 2005 Equity Incentive Plan that provides that all shares subject to each stock option will immediately vest in the event that a recipient’s service with us or a successor entity is actually or constructively terminated without cause within 12 months following the occurrence of a specified change in control transaction, including our merger with or into another corporation or the sale of substantially all of our assets.

Employee Benefit Plans

1999 Stock Plan

Prior to June 2005, we granted options under our 1999 Stock Plan, which our board of directors adopted, and our stockholders approved, in December 1999. An aggregate of 2,620,113 shares of our common stock have been reserved for issuance under the 1999 Stock Plan. The 1999 Stock Plan was terminated in connection with our initial public offering so that no further awards may be granted under the plan. Although the 1999 Stock Plan has terminated, all outstanding options will continue to be governed by their existing terms. As of March 31, 2006, options to purchase a total of 895,775 shares were outstanding and exercisable under our 1999 Stock Plan, of which options to purchase 315,230 shares were vested, 229,736 shares were issued as a result of early exercises of options under the plan that were unvested and subject to a right of repurchase by us that lapses over the vesting schedule of the option and no shares remained available for grant under the plan. As of March 31, 2006, no shares of our common stock remained available for future issuance.

2005 Equity Incentive Plan

Our board of directors adopted, and our stockholders approved, our 2005 Equity Incentive Plan, or Equity Incentive Plan, in January 2005. The Equity Incentive Plan became effective in June 2005 in connection with our initial public offering. The Equity Incentive Plan will terminate on January 3, 2015, unless sooner terminated by our board of directors.

Stock Awards.  The Equity Incentive Plan provides for the grant of incentive stock options, nonstatutory stock options, stock purchase awards, stock bonus awards, stock appreciation rights, stock unit awards and other forms of equity compensation (collectively, “stock awards”), which may be granted to employees, including officers, non-employee directors and consultants.

No person may be granted awards covering more than 1,000,000 shares of our common stock under the Equity Incentive Plan during any calendar year pursuant to an appreciation-only stock award. An appreciation-only stock award is a stock award whose value is determined by reference to an increase over an exercise or strike price of at least 100% of the fair market value of our common stock on the date of grant. A stock option with an exercise price equal to the fair market value of the stock on the date of grant is an example of an appreciation-only award.

Share Reserve.  As of March 31, 2006, an aggregate of 2,496,224 shares of our common stock had been reserved for issuance under the Equity Incentive Plan. Our board of directors may increase the share reserve as of each January 1, from January 1, 2006 through January 1, 2015, by an amount determined by our board of directors; provided, however, that the increase for any year may not exceed the lesser of (1) 2.5% of the total number of shares of our common stock outstanding on December 31st of the preceding calendar year or (2) 2,000,000 shares. The maximum number of shares that may be issued pursuant to the exercise of incentive stock options under the Equity Incentive Plan is equal to the total share reserve, as increased from time to time pursuant to annual increases, and shares subject to options granted pursuant to the 1999 Stock Plan that expire without being exercised in full.

The following types of shares issued under the Equity Incentive Plan may again become available for the grant of new awards under the plan: (1) stock that is forfeited to or repurchased by us prior to becoming fully vested; (2) shares withheld to satisfy income and employment withholding taxes; (3) shares used to pay the exercise price of an option in a net exercise arrangement; (4) shares tendered to us to pay the exercise price of an option; and (5) shares that are cancelled pursuant to an exchange or repricing program. In addition, if a stock award granted under the Equity Incentive Plan expires or otherwise terminates without being exercised in full, the shares of common stock not acquired pursuant to the award again become available for subsequent issuance under the Equity Incentive Plan. Shares issued under the Equity Incentive Plan may be previously unissued shares or reacquired shares bought on the market or otherwise. As of March 31, 2006, options to purchase a total of 856,030 shares were outstanding under the Equity Incentive Plan, of which options to purchase 88,668 shares were vested and exercisable, and options to purchase 1,636,874 shares remained available for grant under the plan.

Administration.  Our board of directors has delegated its authority to administer the Equity Incentive Plan to our compensation committee. Subject to the terms of the Equity Incentive Plan, our board of directors or an authorized committee, referred to as the plan administrator, determines recipients, dates of grant, the numbers and types of equity awards to be granted and the terms and conditions of the equity awards, including the period of their exercisability and vesting. Subject to the limitations set forth below, the plan administrator will also determine the exercise price of options granted, the purchase price of stock purchase awards and the strike price of stock appreciation rights.

The plan administrator has the authority to:

•	reduce the exercise price of any outstanding option;

•	cancel any outstanding option and to grant in exchange one or more of the following:

•	new options covering the same or a different number of shares of common stock,

•	new stock awards,

•	cash and/or

•	other valuable consideration; or

•	engage in any action that is treated as a repricing under generally accepted accounting principles.

Stock Options.  Incentive and nonstatutory stock options are granted pursuant to incentive and nonstatutory stock option agreements. The plan administrator determines the exercise price for a stock option, within the terms and conditions of the plan and applicable law, provided that the exercise price of an incentive stock option cannot be less than 100% of the fair market value of our common stock on the date of grant and the exercise price of a nonstatutory stock option cannot be less than 85% of the fair market value of our common stock on the date of grant. Options granted under the Equity Incentive Plan vest at the rate specified by the plan administrator.

Generally, the plan administrator determines the term of stock options granted under the Equity Incentive Plan, up to a maximum of ten years (except in the case of certain incentive stock options, as described below). Unless the terms of an optionee’s stock option agreement provide otherwise, if an optionee’s relationship with us, or any of our affiliates, ceases for any reason other than disability, death or following a change in control, the optionee may exercise any vested options for a period of three months following the cessation of service. If an optionee’s service relationship with us, or any of our affiliates, ceases due to disability or death (or an optionee dies within a certain period following cessation of service), the optionee or a beneficiary may exercise any vested options for a period of 12 months in the event of disability and 18 months in the event of death. If an optionee’s relationship with us, or any of our affiliates, ceases within 12 months following a specified change in control transaction, the optionee may exercise any vested options for a period of 12 months following the effective date of such a transaction. In no event, however, may an option be exercised beyond the expiration of its term.

Acceptable consideration for the purchase of common stock issued upon the exercise of a stock option will be determined by the plan administrator and may include: (1) cash or check; (2) a broker-assisted cashless exercise; (3) the tender of common stock previously owned by the optionee; (4) a net exercise of the option; (5) a deferred payment arrangement; and (6) other legal consideration approved by the plan administrator.

Unless the plan administrator provides otherwise, options generally are not transferable except by will, the laws of descent and distribution, or pursuant to a domestic relations order. An optionee may designate a beneficiary, however, who may exercise the option following the optionee’s death.

Tax Limitations on Incentive Stock Option Grants.  Incentive stock options may be granted only to our employees. The aggregate fair market value, determined at the time of grant, of shares of our common stock with respect to incentive stock options that are exercisable for the first time by an optionee during any calendar year under all of our stock plans may not exceed $100,000. No incentive stock option may be granted to any person who, at the time of the grant, owns or is deemed to own stock possessing more than 10% of our total combined voting power or that of any of our affiliates unless (1) the option exercise price is at least 110% of the fair market value of the stock subject to the option on the date of grant and (2) the term of the incentive stock option does not exceed five years from the date of grant.

Stock Purchase Awards.  Stock purchase awards are granted pursuant to stock purchase award agreements. The purchase price for stock purchase awards will not be less than the par value of our common stock. The purchase price for a stock purchase award will be determined by the plan administrator and may include: (1) cash or check; (2) a deferred payment arrangement; (3) past or future services performed for us by the recipient; or (4) any other form of legal consideration. Shares of common stock acquired under a stock purchase award may, but need not, be subject to a share repurchase option in our favor in accordance with a vesting schedule to be determined by the plan administrator. Rights to acquire shares under a stock purchase award may be transferred only upon such terms and conditions as set by the plan administrator.

Stock Bonus Awards.  Stock bonus awards are granted pursuant to stock bonus award agreements. A stock bonus award may be granted in consideration for the recipient’s past or future services performed for us or our affiliates or any other form of legal consideration as determined by the plan administrator. Shares of common stock acquired under a stock bonus award may, but need not, be subject to forfeiture to us in accordance with a vesting schedule to be determined by the plan administrator. Rights to acquire shares under a stock bonus award may be transferred only upon such terms and conditions as set by the plan administrator.

Stock Unit Awards.  Stock unit awards are granted pursuant to stock unit award agreements. Payment of any purchase price may be made in any form permitted under applicable law; however, we will settle a payment due to a recipient of a stock unit award by cash, delivery of stock, a combination of cash and stock as deemed appropriate by the plan administrator or in any other form of consideration set forth in the stock unit award agreement. Additionally, dividend equivalents may be credited in respect to shares covered by a stock unit award. Except as otherwise provided in the applicable award agreement, stock units that have not vested will be forfeited upon the recipient’s cessation of continuous service for any reason.

Stock Appreciation Rights.  Stock appreciation rights are granted pursuant to stock appreciation right agreements. The plan administrator determines the strike price for a stock appreciation right. Upon the exercise of a stock appreciation right, we will pay the recipient an amount equal to the product of (1) the excess of the per share fair market value of our common stock on the date of exercise over the strike price, multiplied by (2) the number of shares of common stock with respect to which the stock appreciation right is exercised. A stock appreciation right granted under the plan vests at the rate specified in the stock appreciation right agreement as determined by the plan administrator.

The plan administrator determines the term of stock appreciation rights granted under the Equity Incentive Plan. If a recipient’s service relationship with us, or any of our affiliates, ceases, then the recipient, or the recipient’s beneficiary, may exercise any vested stock appreciation right for three months (or such longer or shorter period specified in the stock appreciation right agreement) after the date such service relationship ends. In no event, however, may any stock appreciation right be exercised beyond the expiration of its term.

Other Equity Awards.  The plan administrator may grant other awards valued in whole or in part by reference to, or otherwise based on, our common stock. The plan administrator will set the number of shares under the award, the purchase price, if any, the timing of exercise and vesting and any repurchase rights associated with such awards.

Changes to Capital Structure.  In the event that there is a specified type of change in our capital structure, such as a stock split, appropriate adjustments will be made to: (1) the number of shares reserved under the plan; (2) the maximum number of shares by which the share reserve may be increased each year; (3) the maximum number of appreciation-only stock awards that can be granted in a calendar year; and (4) the number of shares and exercise price or strike price, if applicable, of all outstanding stock awards.

Corporate Transactions.  In the event of certain significant corporate transactions, all outstanding stock awards under the Equity Incentive Plan may be assumed, continued or substituted for by any surviving or acquiring entity (or its parent company). If the surviving or acquiring entity (or its parent company) elects not to assume, continue or substitute for such stock awards, then (1) with respect to any such stock awards that are held by individuals whose service with us or our affiliates has not terminated more than three months prior to the effective date of the corporate transaction, the vesting and exercisability provisions of such stock awards will be accelerated in full and such awards will be terminated if not exercised prior to the effective date of the corporate transaction and any reacquisition or repurchase rights with respect to such stock awards will lapse and (2) all other outstanding stock awards will terminate if not exercised (if applicable) prior to the effective date of the corporate transaction. Our board of directors may also provide that the holder of an outstanding stock award not assumed in the corporate transaction will surrender such stock award in exchange for a payment equal to the excess of (1) the value of the property that the optionee would have received upon exercise of the stock award over (2) the exercise price otherwise payable in connection with the stock award.

Changes in Control.  Our board of directors has the discretion to provide that a stock award under the Equity Incentive Plan will be subject to additional acceleration of vesting and exercisability upon or after the occurrence of certain specified change in control transactions in the stock option agreement or any other agreement between us and the holder of the stock award. In the absence of such a provision, no acceleration will occur.

Our board of directors has adopted and approved a form stock option agreement under the plan that provides that all shares subject to each stock option will immediately vest in the event that a recipient’s service with us or a successor entity is actually or constructively terminated without cause within 12 months following the occurrence of a change in control transaction.

A change in control will be deemed to occur upon: (1) the successful completion of a tender or exchange offer for securities representing more than 50% of our total combined voting power; (2) an acquisition of us by merger or consolidation pursuant to which our stockholders no longer own more than 50% of the total combined voting power of the surviving entity; (3) our complete dissolution or liquidation; (4) the disposition of substantially all of our assets to an entity for which our stockholders do not own more than 50% of the total combined voting power; or (5) a majority of our board of directors after this offering becomes comprised of individuals whose nomination, appointment or election was not approved by a majority of our current board of directors or their approved successors.

The acceleration of vesting in the event that a recipient’s service is terminated following a change in the ownership or control of us may be seen as an anti-takeover provision and may have the effect of discouraging a merger proposal, a takeover attempt or other efforts to gain control of us.

2005 Non-Employee Directors’ Stock Option Plan

Our board of directors adopted, and our stockholders approved, our 2005 Non-Employee Directors’ Stock Option Plan, or Directors’ Plan, in January 2005. The Directors’ Plan became effective in June 2005 in connection with our initial public offering. The Directors’ Plan provides for the automatic grant of nonstatutory stock options to purchase shares of our common stock to our non-employee directors.

Share Reserve.  As of March 31, 2006, an aggregate of 200,000 shares of our common stock had been reserved for issuance under the Directors’ Plan. Our board of directors may increase the share reserve as of each January 1, from January 1, 2006 through January 1, 2015, by an amount determined by our board of directors; provided, however, that the increase for any year may not exceed the excess of (1) the number of shares of our common stock subject to options granted during the preceding calendar year over (2) the number of shares added back to the share reserve during the preceding calendar year.

If any option expires or terminates for any reason, in whole or in part, without having been exercised in full, the shares of our common stock not acquired under such option will become available for future issuance under the Directors’ Plan. The following types of shares issued under the Directors’ Plan may again become available for the grant of new options: (1) any shares withheld to satisfy withholding taxes; (2) any shares used to pay the exercise price of an option in a net exercise arrangement; and (3) shares tendered to us to pay the exercise price of an option. As of March 31, 2006, options to purchase a total of 50,000 shares were outstanding under the Directors’ Plan, of which no options were vested and exercisable, and options to purchase 150,000 shares remained available for grant under the plan.

Administration.  Our board of directors administers the Directors’ Plan. The exercise price of the options granted under the Directors’ Plan will be equal to the fair market value of our common stock on the date of grant. No option granted under the Directors’ Plan may be exercised after the expiration of ten years from the date it was granted. Options granted under the Directors’ Plan are generally not transferable except by will, the laws of descent and distribution or pursuant to a domestic relations order. However, an option may be transferred for no consideration upon written consent of our board of directors if (1) at the time of transfer, a Form S-8 registration statement under the Securities Act is available for the issuance of shares upon the exercise of such transferred option or (2) the transfer is to the optionee’s employer or its affiliate at the time of transfer.

If an optionee’s service relationship with us or any of our affiliates, whether as a non-employee director or subsequently as an employee, director or consultant of us or our affiliate, ceases for any reason other than disability, death or following a change in control, the optionee may exercise any vested options for a period of 12 months following the cessation of service. If an optionee’s service relationship with us, or any of our affiliates, ceases due to disability or death (or an optionee dies within a certain period following cessation of service), the optionee or a beneficiary may exercise any vested options for a period of 12 months in the event of disability and 18 months in the event of death. If an optionee’s service terminates within 12 months following a specified change in control transaction, the optionee may exercise vested options for a period of 12 months following the effective date of such a transaction. In no event, however, may an option be exercised beyond the expiration of its term.

Automatic Grants.  Pursuant to the terms of the Directors’ Plan, any individual who first becomes a non-employee director after our initial public offering will automatically be granted an option to purchase 25,000 shares of our common stock. The shares subject to each initial grant vest in a series of four successive equal annual installments on the date of the non-employee director’s election or appointment to our board of directors. Any individual who is serving as a non-employee director on the date of each annual meeting of our stockholders beginning in 2006 will automatically be granted an option to purchase 10,000 shares of our common stock on such date. The shares subject to each annual grant vest in a series of 12 successive equal monthly installments measured from the date of grant.

Changes to Capital Structure.  In the event that there is a specified type of change in our capital structure, such as a stock split, appropriate adjustments will be made to (1) the number of shares reserved under the plan, (2) the maximum number of shares by which the share reserve may be increased each year and (3) the number of shares and exercise price of all outstanding nonstatutory stock options.

Corporate Transactions.  In the event of certain significant corporate transactions, all outstanding options under the Directors’ Plan may be assumed, continued or substituted for by any surviving or acquiring entity (or its parent company). If the surviving or acquiring entity (or its parent company) elects not to assume, continue or substitute for such options, then (1) with respect to any such options that are held by optionees then performing services for us or our affiliates, the vesting and exercisability of such options will be accelerated in full and such options will be terminated if not exercised prior to the effective date of the corporate transaction and (2) all other outstanding options will terminate if not exercised prior to the effective date of the corporate transaction. Our board of directors may also provide that the holder of an outstanding option not assumed in the corporate transaction will surrender such option in exchange for a payment equal to the excess of (1) the value of the property that the optionee would have received upon exercise of the option over (2) the exercise price otherwise payable in connection with the option.

Changes in Control.  The vesting and exercisability of options held by non-employee directors who are required to resign their position in connection with a specified change in control transaction or are removed from their position in connection with such a change in control will be accelerated in full.

2005 Employee Stock Purchase Plan

Our board of directors adopted, and our stockholders approved, our 2005 Employee Stock Purchase Plan, or Purchase Plan, our in January 2005. The Purchase Plan became effective in June 2005 in connection with our initial public offering.

Share Reserve.  As of March 31, 2006, an aggregate of 448,490 shares of our common stock had been reserved for issuance under the Purchase Plan. Our board of directors may increase the share reserve as of each January 1, from January 1, 2006 through January 1, 2015, by an amount determined by our board of directors; provided, however, that the increase for any year may not exceed the lesser of (1) 1% of the total number of shares of our common stock outstanding on December 31st of the preceding calendar year or (2) 250,000 shares. The Purchase Plan is intended to qualify as an “employee stock purchase plan” within the meaning of Section 423 of the U.S. Internal Revenue Code of 1986, as amended. As of March 31, 2006, 40,811 shares of our common stock had been purchased under the Purchase Plan.

Administration.  Our board of directors has delegated its authority to administer the Purchase Plan to our compensation committee. The Purchase Plan is implemented through a series of offerings of purchase rights to eligible employees. Under the Purchase Plan, we may specify offerings with a duration of not more than 27 months, and may specify shorter purchase periods within each offering. Each offering will have one or more purchase dates on which shares of common stock will be purchased for employees participating in the offering. An offering may be terminated under certain circumstances, including following a determination that the accounting consequence of operating the Purchase Plan is not in our best interest.

Payroll Deductions.  Generally, all regular employees, including executive officers, employed by us or by any of our designated affiliates may participate in the Purchase Plan and may contribute, normally through payroll deductions, up to 15% of their earnings for the purchase of our common stock under the Purchase Plan. Unless otherwise determined by our board of directors, common stock will be purchased for accounts of employees participating in the Purchase Plan at a price per share equal to the lower of (1) 85% of the fair market value of a share of our common stock on the first date of an offering or (2) 85% of the fair market value of a share of our common stock on the date of purchase.

Reset Feature.  If the fair market value of a share of our common stock on any purchase date within a particular offering period is less than the fair market value on the start date of that offering period, then the employees in that offering period will automatically be transferred and enrolled in a new offering period, which will begin on the next day following such a purchase date.

Limitations.  Employees may have to satisfy one or more of the following service requirements before participating in the Purchase Plan, as determined by our board of directors: (1) customarily employed for more than 20 hours per week; (2) customarily employed for more than five months per calendar year; or (3) continuous employment with us or one of our affiliates for a period of time not to exceed two years. No employee may purchase shares under the Purchase Plan at a rate in excess of $25,000 worth of our common stock valued based on the fair market value per share of our common stock at the beginning of an offering for each year such a purchase right is outstanding. No employee will be eligible for the grant of any purchase rights under the Purchase Plan if immediately after such rights are granted, such employee has voting power over 5% or more of our outstanding capital stock measured by vote or value.

Changes to Capital Structure.  In the event that there is a specified type of change in our capital structure, such as a stock split, appropriate adjustments will be made to (1) the number of shares reserved under the Purchase Plan, (2) the maximum number of shares by which the share reserve may be increased each year and (3) the number of shares and purchase price of all outstanding purchase rights.

Corporate Transactions.  In the event of certain significant corporate transactions, any then-outstanding rights to purchase our stock under the Purchase Plan will be assumed, continued or substituted for by any surviving or acquiring entity (or its parent company). If the surviving or acquiring entity (or its parent company) elects not to assume, continue or substitute for such purchase rights, then the participants’ accumulated contributions will be used to purchase shares of our common stock within ten business days prior to such corporate transaction, and such purchase rights will terminate immediately thereafter.

401(k) Plan

Our employees are eligible to participate in our 401(k) plan. Our 401(k) plan is intended to qualify as a tax-qualified plan under Section 401 of the Internal Revenue Code of 1986, as amended. Our 401(k) plan provides that each participant may contribute a portion of his or her pre-tax compensation, up to a statutory limit, which for most employees was $14,000 in 2005. Under the plan, each employee is fully vested in his or her deferred salary contributions one year after entering the plan. Employee contributions are held and invested by the plan’s trustee. Our 401(k) plan also permits us to make discretionary contributions and matching contributions, subject to established limits and a vesting schedule. To date, we have not made any contributions to the plan on behalf of participating employees.

Limitation on Liability and Indemnification Matters

Our amended and restated certificate of incorporation contains provisions that limit the liability of our directors for monetary damages to the fullest extent permitted by Delaware law. Consequently, our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors, except liability for the following:

•	any breach of their duty of loyalty to us or our stockholders;

•	acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

•	any transaction from which the director derived an improper personal benefit.

Our bylaws provide that we are required to indemnify our directors and executive officers to the fullest extent permitted by Delaware law and may indemnify our other officers, employees and other agents as set forth in Delaware law. Our bylaws also provide that we shall advance expenses incurred by a director or executive officer in connection with certain legal proceedings. Our bylaws permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in that capacity. We have entered and expect to continue to enter into agreements to indemnify our directors and officers that require us to indemnify such persons against expenses, judgments, fines, settlements and other amounts that any such person becomes legally obligated to pay (including with respect to a derivative action) in connection with any proceeding, whether actual or threatened, to which such person may be made a party by reason of the fact that such person is or was a director or officer of us or any of our affiliates, provided such person acted in good faith and in a manner such person reasonably believed to be in, or not opposed to, our best interests. The indemnification agreements also set forth certain procedures that will apply in the event of a claim for indemnification thereunder. We believe that these bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers. We also maintain directors’ and officers’ liability insurance.

The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and bylaws may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and other stockholders. Furthermore, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and officers as required by these indemnification provisions. At present, there is no pending litigation or proceeding involving any of our directors, officers or employees regarding which indemnification is sought, and we are not aware of any threatened litigation that may result in claims for indemnification.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The following is a description of transactions since January 1, 2003 to which we have been a party, in which the amount involved in the transaction exceeds $60,000 and in which any of our directors, executive officers or holders of more than five percent of our capital stock had or will have a direct or indirect material interest, other than compensation arrangements, which are described under “Management.”

Common Stock Issuances

Certain of our executive officers have purchased shares directly and by exercising stock options granted under our 1999 Stock Plan and Equity Incentive Plan.

Preferred Stock Issuances

Since January 1, 2003, we sold shares of our preferred stock in private financings as follows:

•	2,477,760 shares of our Series C preferred stock at a price of $15.00 per share in January and February 2004 for an aggregate purchase price of approximately $37,166,648. Each purchaser of a share of Series C preferred stock received a warrant to purchase approximately .2835 of an additional share of common stock at a cost of $.06 per share. We issued warrants to purchase 702,443 shares of common stock.

•	1,666,651 shares of our Series D preferred stock at a price of $15.00 per share in December 2004 for an aggregate purchase price of approximately $25,000,000.

All shares of our preferred stock automatically converted into shares of our common stock in connection with our initial public offering in June 2005. For a description of current beneficial ownership, see “Principal Stockholders.”

Investors Rights Agreement

We have entered into an investors rights agreement with the prior holders of our preferred stock and certain warrants, including entities with which certain of our directors are affiliated. Pursuant to the agreement, these stockholders are entitled to rights with respect to the registration of their shares under the Securities Act, subject to certain limitations and restrictions. Also, if at any time we propose to register any of our securities under the Securities Act, either for our own account or for the account of other securities holders, the holders of these shares will be entitled to notice of the registration and, subject to certain exceptions, may be entitled to include, at our expense, their shares of our common stock in the registration. In addition, the holders of these shares may require us, at our expense and on not more than two occasions, to file a registration statement covering their shares of our common stock, and we will be required to use our commercially reasonable efforts to have the registration statement declared effective. For a more detailed description of these registration rights, see “Description of Capital Stock — Registration Rights.”

Indemnification Agreements

We have entered into an indemnification agreement with each of our directors and officers. The indemnification agreements and our amended and restated certificate of incorporation and bylaws require us to indemnify our directors and officers to the fullest extent permitted by Delaware law.

Indebtedness of Management

On March 15, 2000, we loaned an aggregate amount of $58,353 to Drs. Ronald W. Barrett, our chief executive officer, and Mark A. Gallop, our senior vice president of research, under non-recourse promissory notes, which were secured by an aggregate of 97,254 shares of our common stock owned by Drs. Barrett and Gallop. These loans bore interest at an annual rate of 6.71%. These loans were made in connection with exercises of stock purchase rights. In February 2005, Drs. Barrett and Gallop repaid these loans in their entirety, and the stock previously pledged as collateral was released from the pledge agreement.

On December 20, 2001, we loaned $150,000 to Dr. Kenneth C. Cundy, our senior vice president of preclinical development, under a full-recourse promissory note, which was secured by a deed of trust. This loan bears interest at an annual rate of 4.13%. So long as Dr. Cundy remains employed with us, on each anniversary of the date of this note we will automatically forgive all interest then accrued pursuant to the terms of the note. The loan was made in connection with the purchase of a primary residence. As of December 31, 2005, the outstanding principal and accrued interest totaled $150,186.

On January 11, 2002, we loaned $125,000 to William G. Harris, our senior vice president of finance and chief financial officer, under a non-recourse promissory note, which was secured by an aggregate of 83,333 shares of our common stock owned by Mr. Harris. This loan bears interest at an annual rate of 4.49%. The loan was made in connection with the exercise of stock purchase rights. As of December 31, 2005, the outstanding principal and accrued interest totaled $147,281.

On April 12, 2002, we loaned $25,000 to Dr. Gallop under a non-recourse promissory note, which was secured by an aggregate of 16,666 shares of our common stock owned by Dr. Gallop. This loan bears interest at an annual rate of 4.65%. The loan was made in connection with the exercise of stock purchase rights. As of December 31, 2005, the outstanding principal and accrued interest totaled $29,325.

On May 17, 2002, we loaned $100,000 to Mr. Harris under a full-recourse promissory note, which was secured by a deed of trust. This loan bears interest at an annual rate of 4.99%. So long as Mr. Harris remains employed with us, on each anniversary of the date of this note we will automatically forgive all interest then accrued pursuant to the terms of the note. The loan was made in connection with the purchase of a primary residence. As of December 31, 2005, the outstanding principal and accrued interest totaled $103,130.

On August 26, 2004, we loaned $150,000 to Dr. Pierre V. Trân, our senior vice president and chief medical officer, under a full-recourse promissory note, which was secured by a deed of trust. This loan bore interest at an annual rate of 4.0%. The loan was made in connection with the purchase of a primary residence. On January 18, 2005, we forgave $152,088 under the loan, which equaled all outstanding principal and accrued interest under the loan as of that date.

On September 20, 2004, we loaned $315,000 to William J. Rieflin, our president, under a non-recourse promissory note, which was secured by an aggregate of 116,666 shares of our common stock owned by Mr. Rieflin. This loan bore interest at an annual rate of 2.34%. The loan was made in connection with the purchase of shares of our common stock. On January 18, 2005, Mr. Rieflin repaid the note in its entirety, and the stock previously pledged as collateral was released from the pledge agreement.

Employment Agreements

We have entered into employment agreements with Mr. Rieflin and Dr. Trân. For more information regarding these agreements, see “Management — Employment Agreements.”

Change of Control Agreements

We have entered into change of control agreements with our executive officers. For more information regarding these agreements, see “Management — Severance and Change of Control Arrangements.”

PRINCIPAL STOCKHOLDERS

The following table sets forth information with respect to the beneficial ownership of our common stock as of May 15, 2006, and as adjusted to give effect to the sale of 4,500,000 shares of common stock in this offering, for:

•	each person known by us to own beneficially more than 5% of our common stock;

•	each of our directors;

•	each of our named executive officers; and

•	all of our directors and executive officers as a group.

	Shares of Common Stock
	Beneficially Owned(1)
		Percent
		Before	After
Name and Address of Beneficial Owner(2)	Number	Offering	Offering

Named Executive Officers and Directors:
Ronald W. Barrett(3)	490,992	2.4%	2.0%
William J. Rieflin(4)	247,236	1.2%	1.0%
William G. Harris(5)	123,898	*	*
Pierre V. Trân(6)	85,482	*	*
Mark A. Gallop(7)	282,992	1.4%	1.2%
Paul L. Berns(8)	1,666	*	*
John G. Freund(9)(19)	1,122,225	5.6%	4.6%
Jeryl L. Hilleman(10)	28,332	*	*
Kenneth J. Nussbacher(11)	54,998	*	*
Bryan Roberts (12)(17)	1,458,806	7.3%	6.0%
Gary D. Tollefson(13)	3,401	*	*
Wendell Wierenga(14)	36,664	*	*
All executive officers and directors as a group (13 persons)(15)	4,123,911	20.1%	16.5%
Other 5% Stockholders:
Entities Affiliated with Maverick Capital, Ltd.(16)	1,841,848	9.2%	7.5%
300 Crescent Court, 18th Floor Dallas, TX 75201
Entities Affiliated with Venrock Associates(17)	1,447,140	7.2%	5.9%
30 Rockefeller Plaza, Room 5508 New York, NY 10112
Entities Affiliated with ARCH Venture Partners(18)	1,340,848	6.7%	5.5%
8725 W. Higgins Road, Suite 290 Chicago, IL 60631
Entities Affiliated with Skyline Ventures(19)	1,097,359	5.5%	4.5%
125 University Avenue Palo Alto, CA 94301
Entities Affiliated with Frazier Healthcare Ventures(20)	1,033,074	5.2%	4.2%
Two Union Square, Suite 3200 601 Union Street Seattle, WA 98101

*	Less than 1%.
(1)	This table is based upon information supplied by officers and directors and upon information gathered by XenoPort about principal stockholders known to the company based on Schedules 13D and 13G filed with the SEC. Unless otherwise indicated in the footnotes to this table and subject to community property laws where applicable, we believe that each of the stockholders named in this table has sole voting and investment power with respect to the shares indicated as beneficially owned. Applicable percentages are based on 19,969,089 shares outstanding on May 15, 2006, adjusted as required by rules promulgated by the SEC. All shares of common stock subject to options currently exercisable or exercisable within 60 days after May 15, 2006 are deemed to be beneficially owned and outstanding for the purpose of computing the percentage of ownership of the person holding such options, but are not deemed to be outstanding for computing the percentage of ownership of any other person.
(2)	Unless otherwise provided, the address for each of the beneficial owners listed is c/o XenoPort, Inc., 3410 Central Expressway, Santa Clara, California 95051.
(3)	Includes 276,756 shares held in a family trust for which Dr. Barrett and his spouse are trustees, 9,320 of which are unvested and subject to our right of repurchase. Includes an aggregate of 1,666 shares held by Dr. Barrett’s children. Also includes 207,809 shares that Dr. Barrett has the right to acquire pursuant to options exercisable within 60 days of May 15, 2006, 130,184 of which would be unvested and subject to a right of repurchase by us that would lapse over the vesting schedule.
(4)	Includes 236,665 shares held in a family trust for which Mr. Rieflin and his spouse are trustees, 100,694 of which are unvested and subject to our right of repurchase, 602 shares representing Mr. Rieflin’s beneficial ownership as a limited partner in Skyline Venture Partners II, L.P. and 5,208 shares that Mr. Rieflin has the right to acquire pursuant to options exercisable within 60 days of May 15, 2006.
(5)	Includes 62,237 shares that Mr. Harris has the right to acquire pursuant to options exercisable within 60 days of May 15, 2006, 23,957 of which would be unvested and subject to a right of repurchase by us that would lapse over the vesting schedule.
(6)	Includes 48,610 shares held by Dr. Trân that are unvested and subject to our right of repurchase. Also includes 1,562 shares that Dr. Trân has the right to acquire pursuant to options exercisable within 60 days of May 15, 2006.
(7)	Includes 234,253 shares held in a trust for which Dr. Gallop is trustee, 54,284 of which are unvested and subject to our right of repurchase. Also includes 28,385 shares that Dr. Gallop has the right to acquire pursuant to options exercisable within 60 days of May 15, 2006, 17,500 of which would be unvested and subject to a right of repurchase by us that would lapse over the vesting schedule.
(8)	Represents shares that Mr. Berns has the right to acquire pursuant to options exercisable within 60 days of May 15, 2006.
(9)	Includes 2,600 shares held by Dr. Freund as custodian for his two sons, 7,700 shares owned by a retirement account of which Dr. Freund is the beneficiary and 2,900 shares held by the Paul Brooke 1989 Insurance Trust of which Dr. Freund is a trustee. Also includes 11,666 shares that Dr. Freund has the right to acquire pursuant to options exercisable within 60 days of May 15, 2006.
(10)	Represents shares that Ms. Hilleman has the right to acquire pursuant to options exercisable within 60 days of May 15, 2006, 10,417 of which would be unvested and subject to a right of repurchase by us that would lapse over the vesting schedule.
(11)	Includes 43,332 shares held in a family trust for which Mr. Nussbacher and his spouse are trustees, 174 of which are unvested and subject to our right of repurchase. Also includes 11,666 shares that Mr. Nussbacher has the right to acquire pursuant to options exercisable within 60 days of May 15, 2006.
(12)	Includes 11,666 shares that Dr. Roberts has the right to acquire pursuant to options exercisable within 60 days of May 15, 2006.
(13)	Includes 1,666 shares that Dr. Tollefson has the right to acquire pursuant to options exercisable within 60 days of May 15, 2006.
(14)	Includes 1,216 shares held by Dr. Wierenga that are unvested and subject to our right of repurchase. Also includes 11,666 shares that Dr. Wierenga has the right to acquire pursuant to options exercisable within 60 days of May 15, 2006.
(15)	Includes shares beneficially owned by our directors and the named executive officers as described in notes (3) through (14), (17) and (19), 217,623 unvested shares subject to our right of repurchase and 512,282 shares issuable upon the exercise of options that are exercisable within 60 days after of May 15, 2006, 232,065 of which would be unvested and subject to a right of repurchase by us that would lapse over the vesting schedule.
(16)	Maverick Capital, Ltd. is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940 and, as such, has beneficial ownership of the shares held by various individuals and institutional investors through the investment discretion it exercises over such accounts. Maverick Capital Management, LLC is the general partner of Maverick Capital, Ltd. Lee S. Ainslie III is a manager of Maverick Capital Management, LLC and possesses sole investment discretion pursuant to Maverick Capital Management, LLC’s regulations.
(17)	Includes 836,900 shares held by Venrock Associates II, L.P., 581,574 shares held by Venrock Associates and 28,666 held by Venrock Entrepreneurs Fund, L.P. Dr. Roberts, a director of XenoPort, is a general partner of Venrock Associates, Venrock Entrepreneurs Fund, L.P. and Venrock Associates II, L.P. and has shared voting and investment power over the shares held by the Venrock funds; however, he disclaims beneficial ownership of the shares held by these entities, except to the extent of his proportionate partnership interest therein.
(18)	Includes 697,925 shares held by ARCH Venture Fund IV, L.P., 354,967 shares held by Healthcare Focus Fund, L.P., 269,216 shares held by ARCH Venture Fund IVA, L.P. and 18,740 shares held by ARCH Entrepreneurs Fund, L.P. ARCH Venture Partners IV, LLC is the general partner of ARCH Venture Fund IV, L.P., ARCH Venture Fund IVA, L.P. and ARCH Entrepreneurs Fund, L.P. ARCH Venture Partners IV, LLC disclaims beneficial ownership of the shares held by these entities except to the extent of its pecuniary interest therein. ARCH Venture Partners V, LLC is the general partner of ARCH Venture Partners V, L.P., which is the general partner of Healthcare Focus Fund, L.P. ARCH Venture Partners V, LLC disclaims beneficial ownership of the shares held by these entities except to the extent of its pecuniary interest therein. Keith Crandell, Robert Nelsen, Steven Lazarus and Clinton Bybee are managing members of ARCH Venture Partners IV, LLC and ARCH Venture Partners V, LLC and share dispositive and voting power over the shares.
(19)	Includes 836,365 shares held by Skyline Venture Partners Qualified Purchaser Fund II, L.P., 189,199 shares held by Skyline Expansion Fund, L.P. and 71,795 shares held by Skyline Venture Partners II, L.P. Dr. Freund, a director of XenoPort, is a managing director of Skyline Venture Management II, LLC, which is the sole general partner of Skyline Venture Partners Qualified Purchaser Fund II, L.P. and Skyline Venture Partners II, L.P., and is a managing member of Skyline Expansion Fund Management, LLC, which is the sole general partner of Skyline Expansion Fund, L.P., and has shared voting and investment power of the shares held by the Skyline funds; however, he disclaims beneficial ownership of the shares held by these entities, except to the extent of his proportionate partnership interest therein. Mr. Rieflin, President of XenoPort, is a limited partner of Skyline Venture Partners II, L.P.; however, he disclaims beneficial ownership of the shares held by Skyline Venture Partners II, L.P., except to the extent of his proportionate partnership interest therein.
(20)	Includes 1,026,129 shares held by Frazier Healthcare III, L.P. (of which 153,343 are shares of common stock that were provided to Frazier Healthcare III, L.P. in connection with our founding) and 6,945 shares held by Frazier Affiliates III, L.P. FHM III, LLC is the sole general partner of Frazier Healthcare III, L.P. and Frazier Affiliates III, L.P.

DESCRIPTION OF CAPITAL STOCK

Our authorized capital stock consists of 60,000,000 shares of common stock, par value $.001 per share, and 5,000,000 shares of preferred stock, par value $.001 per share. As of March 31, 2006, there were 19,897,268 shares of common stock issued and outstanding and no shares of preferred stock issued and outstanding. The following description of our common and preferred stock is based on the provisions of our amended and restated certificate of incorporation, amended and restated bylaws and the applicable provisions of the Delaware General Corporation Law. This information may not be complete in all respects and is qualified entirely by reference to the provisions of our amended and restated certificate of incorporation and bylaws and the Delaware General Corporation Law.

Common Stock

The holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders and do not have cumulative voting rights. Accordingly, holders of a majority of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election. Subject to preferences that may be applicable to any outstanding shares of preferred stock, the holders of common stock are entitled to receive ratably those dividends, if any, as may be declared by the board of directors out of legally available funds. In the event of our liquidation, dissolution or winding up, holders of our common stock are entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then outstanding shares of preferred stock. Holders of our common stock have no preemptive, conversion or subscription rights, and there are no redemption or sinking fund provisions applicable to the common stock. The rights, preferences and privileges of the holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate in the future. All of our outstanding shares of common stock are, and the shares of common stock to be issued pursuant to this offering will be, fully paid and nonassessable.

Preferred Stock

Our amended and restated certificate of incorporation provides that our board of directors has the authority, without further action by our stockholders, to issue up to 5,000,000 shares of preferred stock in one or more series, to establish from time to time the number of shares to be included in each such series, to fix the rights, preferences and privileges of the shares of each wholly unissued series and any qualifications, limitations or restrictions thereon, and to increase or decrease the number of shares of any such series, but not below the number of shares of such series then outstanding. Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of our common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control of us and may adversely affect the market price of our common stock and the voting and other rights of the holders of our common stock. We have no present plan to issue any shares of preferred stock.

Stock Options

As of March 31, 2006, there were 1,801,846 shares of our common stock issuable upon exercise of options outstanding under our equity incentive plans, at a weighted-average exercise price of $10.67 per share and 2,005,628 shares of our common stock reserved for future issuance under our Equity Incentive Plan, Directors’ Plan and Purchase Plan, collectively.

Warrants

As of March 31, 2006, warrants to purchase a total of 38,872 shares of our common stock at a weighted-average exercise price of $13.07 per share were outstanding. Each warrant contains provisions for the adjustment of the exercise price and the number of shares issuable upon the exercise of the warrant in the event of certain stock dividends, stock splits, reorganizations, reclassifications and consolidations.

Registration Rights

As of May 15, 2006, the holders of 4,453,616 shares of our common stock and 38,872 shares of our common stock issuable upon the exercise of outstanding warrants, or their transferees, may require us, on not more than two occasions from each holder of demand rights, to file a registration statement under the Securities Act with respect to their shares of common stock if the aggregate offering price of such shares, net of underwriting discounts and commissions, is expected to exceed $10,000,000. In such event, we will be required to use our commercially reasonable efforts to effect the registration. In addition, if we propose to register any of our securities under the Securities Act either for our own account or for the account of other stockholders, these security holders are entitled to notice of the registration and will be entitled to include their shares of common stock in the registration statement. These registration rights are subject to specified conditions and limitations, including the right of the underwriters to limit the number of shares included in any such registration under certain circumstances. We will pay all expenses relating to any demand or piggyback registration, other than underwriting discounts and commissions. These holders have waived their registration rights in connection with this offering.

These registration rights and our obligations terminate upon the earlier of: (1) December 16, 2006 with respect to any holder of registrable securities who at such date owns less than 5% of our outstanding common stock or is not an “affiliate” (as that term is defined in Rule 144 promulgated under the Securities Act) of us and four years following the closing of a firm commitment underwritten offering with respect to any holder of registrable securities who at December 16, 2006 owns 5% or more of our outstanding common stock or is an “affiliate” (as that term is defined in Rule 144 promulgated under the Securities Act) of us; or (2) as to a given holder of registrable securities, when such holder of registrable securities can sell all of such holder’s registrable securities in a 90-day period pursuant to Rule 144 promulgated under the Securities Act; provided, however, that the provisions of (2) above shall not apply to any holder of registrable securities while such holder owns 5% or more of our outstanding common stock.

Delaware Anti-Takeover Law and Certain Provisions of Our Certificate of Incorporation and Bylaws

Delaware Law

We are governed by Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a public Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A “business combination” includes mergers, asset sales or other transactions resulting in a financial benefit to the stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years, did own, 15% or more of the corporation’s outstanding voting stock. These provisions may have the effect of delaying, deferring or preventing a change in our control.

Certificate of Incorporation and Bylaw Provisions

Our amended and restated certificate of incorporation and bylaws provide that our board of directors shall be divided into three classes of directors, with each class serving a staggered three-year term. The classification system of electing directors may tend to discourage a third party from making a tender offer or otherwise attempting to obtain control of us and may maintain the composition of our current board of directors, as the classification of the board of directors generally increases the difficulty of replacing a majority of directors. In addition, our amended and restated certificate of incorporation:

•	provides that any action required or permitted to be taken by our stockholders must be effected at a duly called annual or special meeting of stockholders and may not be effected by any consent in writing;

•	provides that the authorized number of directors may be changed only by resolution of the board of directors; and

•	eliminates cumulative voting for the election of directors.

Our amended and restated bylaws also provide that special meetings of our stockholders may be called only by the chairperson of our board of directors, our chief executive officer or by our board of directors pursuant to a resolution adopted by a majority of the directors then in office.

These and other provisions contained in our amended and restated certificate of incorporation and bylaws could delay or discourage some types of transactions involving an actual or potential change in our control or change in our management, including transactions in which stockholders might otherwise receive a premium for their shares over then current prices, and may limit the ability of our stockholders to remove current management or approve transactions that our stockholders may deem to be in their best interests and, therefore, could adversely affect the price of our common stock.

Rights Plan

In December 2005, our board of directors adopted a Stockholder Rights Plan, pursuant to which all stockholders of record as of January 13, 2006 received rights to purchase shares of a newly created series of preferred stock. Each right entitles the registered holder to purchase from us one one-hundredth of a share of Series A junior participating preferred stock, par value $.001 per share, at an exercise price of $140.00 per right, subject to adjustment. The rights will become exercisable when a person or group acquires 15% or more of our outstanding common stock or ten business days after commencement or announcement of a tender or exchange offer for 15% or more of our outstanding common stock. If a person or group acquires 15% or more of our outstanding common stock, all right holders except such buyer will be entitled to acquire our common stock at a discount. In the event that we are acquired in a merger or other business combination transaction or 50% or more of our consolidated assets or earning power are sold to a person or group who has acquired 15% or more of our outstanding common stock, proper provision will be made so that each such holder of a right will thereafter have the right to receive, upon the exercise of the right, shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the exercise price of the right.

Our board of directors may terminate the Stockholder Rights Plan at any time, amend the rights plan without the approval of any holders of the rights or redeem the rights prior to the time a person or group acquires 15% or more of our common stock. Each preferred share will be entitled to a minimum preferential quarterly dividend payment of $1.00 but will be entitled to an aggregate dividend of 100 times the dividend declared per share of common stock. In the event of liquidation, the holders of the preferred shares would be entitled to receive a minimum preferential liquidation payment of $100 per share of common stock but will be entitled to an aggregate payment of 100 times the payment made per share of common stock. Each preferred share will have 100 votes, voting together with the shares of common stock. The rights are protected by customary anti-dilution provisions. The preferred shares rank junior to any other series of our preferred stock. These rights will expire on January 13, 2016, unless the rights are earlier redeemed or exchanged by us.

Transfer Agent and Registrar

The Transfer Agent and Registrar for our common stock is Mellon Investor Services, LLC. The transfer agent’s address is 525 Market Street, Suite 3500, San Francisco, CA 94105.

SHARES ELIGIBLE FOR FUTURE SALE

Market sales of shares of our common stock after this offering and from time to time, and the availability of shares for future sale, may reduce the market price of our common stock. Sales of substantial amounts of our common stock, or the perception that these sales could occur, could adversely affect prevailing market prices for our common stock and could impair our future ability to obtain capital, especially through an offering of equity securities.

Based on shares outstanding on March 31, 2006, upon completion of this offering, 24,397,268 shares of common stock will be outstanding, assuming no outstanding options or warrants are exercised. Of these outstanding shares, all of the 4,500,000 shares sold in this offering will be freely tradable without restrictions or further registration under the Securities Act (assuming no exercise of the underwriters’ over allotment option), unless the shares are purchased by our affiliates as that term is defined under Rule 144 under the Securities Act. The remaining 19,897,268 shares of common stock held by existing stockholders will be eligible for sale in the public market, subject in some cases to various vesting agreements and holding periods of Rule 144 or Rule 701 under the Securities Act, of which 3,611,629 are held by our directors and executive officers and their affiliates and will be subject to volume, manner of sale and other limitations under Rule 144 under the Securities Act and various vesting agreements after the lock-up agreements pertaining to this offering expire.

Rule 144

In general, under Rule 144 under the Securities Act, as currently in effect, a person who has beneficially owned shares of our common stock for at least one year would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	one percent of the number of shares of our common stock then outstanding, which will equal 243,972 shares immediately after the closing of this offering; or

•	the average weekly trading volume of our common stock on the Nasdaq National Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us. Under Rule 144(k), a person who is not deemed to have been one of our affiliates at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than an affiliate, is entitled to sell the shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

Rule 701

Rule 701, as currently in effect, permits resales of shares in reliance upon Rule 144 without compliance with some restrictions of Rule 144, including the holding period requirement. Our employees, officers, directors or consultants who purchased shares under a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701.

Lock-Up Agreements

In connection with this offering, we and each of our directors and officers and certain of our stockholders have agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the underwriters, we and they will not, during the period ending 90 days after the date of this prospectus, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of directly or indirectly, any shares of common stock or any securities convertible into, or exercisable or exchangeable for, common stock, or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock, whether any such transaction is to be settled by delivery of our common stock or such other securities, in cash or otherwise. These restrictions, and certain exceptions, are described in more detail under “Underwriters.”

Registration Rights

Upon the closing of this offering, the holders of 4,453,616 shares of our common stock and 38,872 shares of our common stock issuable upon the exercise of outstanding warrants, or their transferees, will be entitled to certain rights with respect to the registration of their shares under the Securities Act. Registration of these shares under the Securities Act would result in the shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. See “Description of Capital Stock — Registration Rights.”

MATERIAL U.S. TAX CONSIDERATIONS FOR
NON-U.S. HOLDERS OF COMMON STOCK

The following is a general discussion of the material U.S. federal income and estate tax consequences of the ownership and disposition of our common stock by a non-U.S. holder. For purposes of this discussion, you are a “non-U.S. holder” if you are a beneficial owner of our common stock and you are not, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation created or organized in or under the laws of the United States, or of any political subdivision of the United States;

•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•	a trust, in general, if a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have authority to control all substantial decisions of the trust or if the trust has made a valid election to be treated as a U.S. person under applicable U.S. Treasury regulations.

If you are an individual, you may be treated as a resident of the United States in any calendar year for U.S. federal income tax purposes, instead of a nonresident, by, among other ways, being present in the United States for at least 31 days in that calendar year and for an aggregate of at least 183 days during a three-year period ending in the current calendar year. For purposes of this calculation, you would count all of the days present in the current year, one-third of the days present in the immediately preceding year and one-sixth of the days present in the second preceding year. Residents are taxed for U.S. federal income tax purposes as if they were U.S. citizens. If a partnership or other flow-through entity is a beneficial owner of our common stock, the tax treatment of a partner in the partnership or owner of the entity will generally depend on the status of the partner or owner and the activities of the partnership or entity. Such holders and their partners or owners should consult their own tax advisors regarding U.S. federal, state, local and non-U.S. income and other tax consequences of acquiring, holding and disposing of shares of our common stock.

This discussion does not purport to address all aspects of U.S. federal income and estate taxes or specific facts and circumstances that may be relevant to a particular non-U.S. holder’s tax position, including:

•	U.S. state or local or any non-U.S. tax consequences;

•	the tax consequences for the stockholders, partners or beneficiaries of a non-U.S. holder;

•	special tax rules that may apply to particular non-U.S. holders, such as financial institutions, insurance companies, tax-exempt organizations, U.S. expatriates, broker-dealers, and traders in securities; and

•	special tax rules that may apply to a non-U.S. holder that holds our common stock as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security” or other integrated investment.

The following discussion is based on provisions of the U.S. Internal Revenue Code of 1986, as amended, existing and proposed U.S. Treasury regulations and administrative and judicial interpretations, all as of the date of this prospectus, and all of which are subject to change, possibly with retroactive effect. The following summary assumes that you hold our common stock as a capital asset. Each non-U.S. holder should consult a tax advisor regarding the U.S. federal, state, local and non-U.S. income and other tax consequences of acquiring, holding and disposing of shares of our common stock.

Dividends

We do not anticipate paying cash dividends on our common stock in the foreseeable future. See “Dividend Policy.” In the event, however, that we pay dividends on our common stock, we will have to withhold a U.S. federal withholding tax at a rate of 30%, or a lower rate under an applicable income tax treaty, from the gross amount of the dividends paid to you. You should consult your tax advisors regarding your entitlement to benefits under a relevant income tax treaty. Generally, in order for us to withhold tax at a lower treaty rate, you must provide us with a properly executed Form W-8BEN certifying your eligibility for the lower treaty rate. However:

•	in the case of common stock held by a foreign partnership, the certification requirement will generally be applied to partners and the partnership will be required to provide certain information;

•	in the case of common stock held by a foreign trust, the certification requirement will generally be applied to the trust or the beneficial owners of the trust, depending on whether the trust is a “foreign complex trust,” “foreign simple trust” or “foreign grantor trust” as defined in the U.S. Treasury regulations; and

•	look-through rules apply for tiered partnerships, foreign simple trusts and foreign grantor trusts.

A non-U.S. holder that is a foreign partnership or a foreign trust is urged to consult its tax advisor regarding its status under these U.S. Treasury regulations and the certification requirements applicable to it.

If you are eligible for a reduced rate of U.S. federal withholding tax under an income tax treaty, you may obtain a refund or credit of any excess amounts withheld by filing an appropriate claim for a refund with the U.S. Internal Revenue Service.

If the dividend is effectively connected with your conduct of a trade or business in the United States, the dividend will be exempt from the U.S. federal withholding tax. In this case, the dividend will be taxed on a net income basis at the regular graduated rates and in the manner applicable to U.S. persons and, if you are a foreign corporation, you may be subject to an additional branch profits tax at a rate of 30% or a lower rate as may be specified by an applicable income tax treaty.

Gain on Dispositions of Common Stock

You generally will not be subject to U.S. federal income tax on gain recognized on a disposition of our common stock unless:

•	the gain is effectively connected with your conduct of a trade or business in the United States and, if an income tax treaty applies, the gain is attributable to a permanent establishment maintained by you in the United States; in these cases, the gain will be taxed on a net income basis at the regular graduated rates and in the manner applicable to U.S. persons and, if you are a foreign corporation, you may be subject to an additional branch profits tax at a rate of 30% or a lower rate as may be specified by an applicable income tax treaty;

•	you are an individual who holds our common stock as a capital asset, are present in the United States for 183 days or more in the taxable year of the disposition and meet other requirements; or

•	we are or have been a “U.S. real property holding corporation” for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition or the period that you held our common stock; in these cases, the gain will be taxed on a net income basis in the manner described in the first bullet paragraph above.

Generally, a corporation is a “U.S. real property holding corporation” if the fair market value of its “U.S. real property interests” equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. The tax relating to stock in a “U.S. real property holding corporation” generally will not apply to a non-U.S. holder whose holdings, direct and indirect, at all times during the applicable period, constituted 5% or less of our common stock, provided that our common stock was regularly traded on an established securities market. We believe that we are not currently, and we do not anticipate becoming in the future, a “U.S. real property holding corporation” for U.S. federal income tax purposes.

Federal Estate Tax

Common stock owned or treated as owned by an individual who is a non-U.S. holder (as specially defined for U.S. federal estate tax purposes) at the time of death will be included in the individual’s gross estate for U.S. federal estate tax purposes, unless an applicable estate tax or other treaty provides otherwise and, therefore, may be subject to U.S. federal estate tax.

Information Reporting and Backup Withholding Tax

Dividends paid to you may be subject to information reporting and U.S. backup withholding. You generally will be exempt from such backup withholding tax if you provide a properly executed Form W-8BEN or otherwise meet documentary evidence requirements for establishing that you are a non-U.S. holder or otherwise establish an exemption.

The gross proceeds from the disposition of our common stock may be subject to information reporting and backup withholding. If you sell your shares of our common stock outside the United States through a non-U.S. office of a non-U.S. broker and the sales proceeds are paid to you outside the United States, then the U.S. backup withholding and information reporting requirements generally (except as provided in the following sentence) will not apply to that payment. However, U.S. information reporting, but not backup withholding, will apply to a payment of sales proceeds, even if that payment is made outside the U.S., if you sell our common stock through a non-U.S. office of a broker that:

•	is a U.S. person;

•	derives 50% or more of its gross income in specific periods from the conduct of a trade or business in the United States;

•	is a “controlled foreign corporation” for U.S. tax purposes; or

•	if a foreign partnership, if at any time during its tax year, one or more of its partners are U.S. persons who in the aggregate hold more than 50% of the income or capital interests in the partnership, or the foreign partnership is engaged in a U.S. trade or business, unless the broker has documentary evidence in its files that you are a non-U.S. person and various other conditions are met or you otherwise establish exemption.

If you receive payments of the proceeds of a sale of our common stock to or through a U.S. office of a broker, the payment is subject to both U.S. backup withholding and information reporting unless you provide a properly executed Form W-8BEN certifying that you are a non-U.S. person or you otherwise establish an exemption.

You generally may obtain a refund of any amount withheld under the backup withholding rules that exceeds your income tax liability by filing a refund claim with the U.S. Internal Revenue Service.

UNDERWRITERS

Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. Incorporated, Deutsche Bank Securities Inc. and Pacific Growth Equities, LLC are acting as representatives, have severally agreed to purchase, and we have agreed to sell to them, severally, the number of shares indicated below:

Number of
Name	Shares

Morgan Stanley & Co. Incorporated	2,250,000
Deutsche Bank Securities Inc.	1,125,000
Pacific Growth Equities, LLC	1,125,000

Total	4,500,000

The underwriters are offering the shares of common stock subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option described below.

The underwriters initially propose to offer part of the shares of common stock directly to the public at the public offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of $.64 a share under the public offering price. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representatives.

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of 675,000 additional shares of common stock at the public offering price set forth on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of common stock offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of common stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares of common stock listed next to the names of all underwriters in the preceding table. If the underwriters’ over-allotment option is exercised in full, the total price to the public would be $87,975,000.00, the total underwriters’ discounts and commissions would be $5,058,562.50 and the total proceeds to us would be $82,916,437.50.

The underwriters have informed us that they do not intend sales to discretionary accounts to exceed five percent of the total number of shares of common stock offered by them.

We and each of our directors and officers and certain of our stockholders have agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the underwriters, we and they will not, during the period ending 90 days after the date of this prospectus:

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock;

whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise. The restrictions described in this paragraph do not apply to:

•	the sale of shares to the underwriters;

•	transactions by any person other than us relating to shares purchased in this offering;

•	transactions by any person other than us relating to shares of common stock or other securities acquired in open market transactions after the completion of the offering of the shares;

•	the transfer of shares of common stock or securities convertible into or exchangeable or exercisable for common stock by gift or gifts, will or intestacy to a member or members of his or her immediate family, to at trust formed for the benefit of any such person, or to a partnership, the partners of which are exclusively that person and/or a member or members of his or her immediate family and/or a charity; or

•	the transfer or distribution of shares of common stock or securities convertible into or exchangeable or exercisable for common stock by a partnership, trust, corporation, or similar entity to its partners, limited liability company members or stockholders.

With respect to the last two bullets, it shall be a condition to the transfer or distribution that the transferee execute a copy of the lock-up agreement, no filing by any party (donor, donee, transferor or transferee) under Section 16(a) of the Exchange Act shall be required or shall be made voluntarily in connection with such transfer or distribution (other than a filing on Form 5 made after the expiration of the 90-day restricted period), and no such transfer or distribution may include a disposition for value.

In order to facilitate the offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the over-allotment option. The underwriters may also sell shares in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. In addition, to stabilize the price of the common stock, the underwriters may bid for, and purchase, shares of common stock in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the common stock in the offering, if the syndicate repurchases previously distributed common stock to cover syndicate short positions or to stabilize the price of the common stock. These activities may raise or maintain the market price of the common stock above independent market levels or prevent or retard a decline in the market price of the common stock. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

Our shares of common stock are quoted on the Nasdaq National Market under the symbol “XNPT.”

We and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

In connection with this offering, certain of the underwriters may distribute prospectuses electronically. No forms of prospectus other than printed prospectuses and electronically distributed prospectuses that are printable in Adobe PDF format will be used in connection with this offering.

LEGAL MATTERS

Cooley Godward LLP, Palo Alto, California will pass upon the validity of the common stock offered by this prospectus for us. Davis Polk & Wardwell, Menlo Park, California is representing the underwriters in connection with this offering.

EXPERTS

Ernst & Young LLP, independent registered public accounting firm, has audited our financial statements at December 31, 2005 and 2004, and for each of the three years in the period ended December 31, 2005, as set forth in their report. We have included our financial statements in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We are a reporting company and file annual, quarterly and current reports, proxy statements and other information with the SEC. We have filed with the SEC a registration statement on Form S-1 under the Securities Act that registers the shares of our common stock to be sold in this offering. The registration statement, including the attached exhibits and schedules, contains additional relevant information about us and our capital stock. The rules and regulations of the SEC allow us to omit from this prospectus certain information included in the registration statement. For further information about us and our common stock, you should refer to the registration statement and the exhibits and schedules filed with the registration statement. With respect to the statements contained in this prospectus regarding the contents of any agreement or any other document, in each instance, the statement is qualified in all respects by the complete text of the agreement or document, a copy of which has been filed as an exhibit to the registration statement.

You may read and copy the registration statement, as well as our periodic reports, proxy statements and other information, at the SEC’s public reference rooms at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the public reference rooms. Our SEC filings are also available at the SEC’s web site at “http://www.sec.gov.” In addition, you can read and copy our SEC filings at the office of the National Association of Securities Dealers, Inc. at 1735 K Street, N.W., Washington, D.C. 20006.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
XenoPort, Inc.

We have audited the accompanying balance sheets of XenoPort, Inc. as of December 31, 2005 and 2004 and the related statements of operations, convertible preferred stock and stockholders’ equity (deficit), and cash flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of XenoPort, Inc. at December 31, 2005 and 2004, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

/s/  Ernst & Young LLP

San Jose, California
January 31, 2006

XENOPORT, INC.

BALANCE SHEETS

	December 31,
	2005	2004
	(in thousands, except share and per share amounts)

Current assets:
Cash and cash equivalents	$22,088	$36,554
Short-term investments	69,830	23,691
Accounts receivable	55	1,354
Other current assets	2,461	1,219

Total current assets	94,434	62,818
Property and equipment, net	3,807	5,030
Restricted investments	3,205	3,169
Employee notes receivable	450	641
Deposits and other assets	12	35

	$101,908	$71,693

Current liabilities:
Accounts payable	$2,990	$1,625
Accrued compensation	1,682	1,348
Accrued preclinical and clinical costs	1,920	2,940
Other accrued liabilities	608	1,145
Deferred revenue	1,515	2,146
Convertible preferred stock dividends payable	—	97
Current portion of equipment financing obligations	714	923
Current portion of capital lease obligations	—	145
Current portion of liability for early exercise of employee stock options	403	452

Total current liabilities	9,832	10,821
Deferred revenue	23,359	—
Deferred rent and other	1,807	1,752
Noncurrent portion of equipment financing obligations	680	1,325
Noncurrent portion of liability for early exercise of employee stock options	588	370
Commitments
Convertible preferred stock, $0.001 par value; 5,000,000 shares and 12,308,734 shares authorized; 0 shares and 11,749,361 shares issued and outstanding at December 31, 2005 and 2004, respectively)	—	148,804
Stockholders’ equity (deficit):
Common stock, $0.001 par value; 60,000,000 and 18,500,000 shares authorized at December 31, 2005 and 2004, respectively; 19,442,616 and 1,574,830 shares issued and outstanding at December 31, 2005 and 2004, respectively	19	2
Additional paid-in capital	210,681	8,238
Notes receivable from stockholders	(158)	(560)
Deferred stock compensation	(4,821)	(2,894)
Accumulated other comprehensive loss	(136)	(100)
Accumulated deficit	(139,943)	(96,065)

Total stockholders’ equity (deficit)	65,642	(91,379)

	$101,908	$71,693

The accompanying notes are an integral part of these financial statements.

XENOPORT, INC.

STATEMENTS OF OPERATIONS

	Year Ended December 31,
	2005	2004	2003
	(in thousands, except share and per share amounts)

Revenues:
Collaboration revenue	$4,667	$8,882	$5,157
Grant revenue	86	1,073	1,074

Total revenues	4,753	9,955	6,231

Operating expenses:
Research and development	38,698	33,384	25,718
General and administrative	10,989	8,154	5,852

Total operating expenses	49,687	41,538	31,570

Loss from operations	(44,934)	(31,583)	(25,339)
Interest income	2,258	674	527
Interest expense	(233)	(333)	(519)

Net loss	(42,909)	(31,242)	(25,331)
Convertible preferred stock dividends	(969)	(97)	—

Loss applicable to common stockholders	$(43,878)	$(31,339)	$(25,331)

Basic and diluted loss per share applicable to common stockholders	$(3.69)	$(25.51)	$(26.79)

Shares used to compute basic and diluted loss per share applicable to common stockholders	11,897,652	1,228,607	945,668

The accompanying notes are an integral part of these financial statements.

XENOPORT, INC.

STATEMENTS OF CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ EQUITY (DEFICIT)

								Accumulated
						Notes		Other
	Convertible				Additional	Receivable	Deferred	Comprehensive		Total
	Preferred Stock		Common Stock		Paid-in	From	Stock	Income	Accumulated	Stockholders’
	Shares	Amount	Shares	Amount	Capital	Stockholders	Compensation	(Loss)	Deficit	Equity (Deficit)
	(in thousands, except share and per share amounts)

Balance at December 31, 2002	7,604,950	$90,149	1,223,250	$1	$1,164	$(245)	$—	$5	$(39,395)	$(38,470)
Issuance of common stock upon exercise of options and vesting of early exercised options	—	—	49,007	—	100	—	—	—	—	100
Repurchase of common stock	—	—	(1,169)	—	(1)	—	—	—	—	(1)
Reclassification of unvested common stock	—	—	(22,534)	—	(55)	—	—	—	—	(55)
Compensation expense relating to common stock issued to consultants	—	—	9,999	—	25	—	—	—	—	25
Compensation expense relating to consultant options	—	—	—	—	32	—	—	—	—	32
Comprehensive loss:
Change in unrealized gain/loss on investments	—	—	—	—	—	—	—	6	—	6
Net loss	—	—	—	—	—	—	—	—	(25,331)	(25,331)

Comprehensive loss										(25,325)

Balance at December 31, 2003	7,604,950	$90,149	1,258,553	$1	$1,265	$(245)	$—	$11	$(64,726)	$(63,694)
Issuance of Series C convertible preferred stock	2,477,760	33,789	—	—	—	—	—	—	—	—
Issuance of common stock warrants	—	—	—	—	2,806	—	—	—	—	2,806
Issuance of Series D convertible preferred stock	1,666,651	24,866	—	—	—	—	—	—	—	—
Issuance of common stock upon exercise of warrants	—	—	14,788	—	1	—	—	—	—	1
Issuance of common stock upon exercise of options and vesting of early exercise options	—	—	480,132	1	1,119	(315)	—	—	—	805
Repurchase of common stock	—	—	(10,919)	—	(25)	—	—	—	—	(25)
Compensation expense relating to consultant options	—	—	—	—	181	—	—	—	—	181
Reclassification of unvested common stock	—	—	(317,723)	—	(822)	—	—	—	—	(822)
Issuance of warrant to purchase convertible preferred stock	—	—	—	—	12	—	—	—	—	12
Issuance of common stock warrants	—	—	—	—	28	—	—	—	—	28
Issuance of common stock to employee in connection with employment agreement	—	—	149,999	—	1,449	—	(1,448)	—	—	1
Deferred stock compensation, net or terminations	—	—	—	—	1,974	—	(1,974)	—	—	—
Amortization of deferred stock compensation	—	—	—	—	—	—	528	—	—	528
Compensation expense relating to common stock options granted to employees	—	—	—	—	250	—	—	—	—	250
Convertible preferred stock dividends payable	—	—	—	—	—	—	—	—	(97)	(97)
Comprehensive loss:
Change in unrealized gain/loss on investments	—	—	—	—	—	—	—	(111)	—	(111)
Net loss	—	—	—	—	—	—	—	—	(31,242)	(31,242)

Comprehensive loss										(31,353)

Balance at December 31, 2004	11,749,361	$148,804	1,574,830	$2	$8,238	$(560)	$(2,894)	$(100)	$(96,065)	$(91,379)
Issuance of common stock upon exercise of warrants	—	—	693,268	—	38	—	—	—	—	38
Issuance of common stock upon exercise of options and vesting of early exercised options	—	—	451,397	—	1,516	—	—	—	—	1,516
Issuance of common stock in connection with Employee Stock Purchase Plan	—	—	40,811	—	362	—	—	—	—	362
Repurchase of common stock	—	—	(4,696)	—	(11)	—	—	—	—	(11)
Issuance of Series A convertible preferred stock upon exercise of warrants	12,249	73	—	—	(12)	—	—	—	—	(12)
Conversion of preferred stock to common stock upon IPO	(11,761,610)	(148,877)	11,761,610	12	148,866	—	—	—	—	148,878
Convertible preferred stock dividends	—	—	—	—	—	—	—	—	(969)	(969)
Exercise and conversion of convertible preferred stock dividend to common stock upon IPO	—	—	71,080	—	1,066	—	—	—	—	1,066
Proceeds from common stock issued upon IPO, net of issuance costs	—	—	5,000,000	5	46,349	—	—	—	—	46,354
Proceeds from green shoe, net of issuance costs			9,569	—	63	—	—	—	—	63
Compensation expense relating to consultant options	—	—	—	—	369	—	—	—	—	369

								Accumulated
						Notes		Other
	Convertible				Additional	Receivable	Deferred	Comprehensive		Total
	Preferred Stock		Common Stock		Paid-in	From	Stock	Income	Accumulated	Stockholders’
	Shares	Amount	Shares	Amount	Capital	Stockholders	Compensation	(Loss)	Deficit	Equity (Deficit)
	(in thousands, except share and per share amounts)

Repayment of promissory notes from stockholders	—	—	—	—	—	402	—	—	—	402
Reclassification of unvested common stock	—	—	(155,253)	—	(621)	—	—	—	—	(621)
Deferred stock compensation, net	—	—	—	—	4,330	—	(4,330)	—	—	—
Amortization of deferred stock compensation	—	—	—	—	—	—	2,403	—	—	2,403
Compensation expense relating to common stock option granted to an employee	—	—	—	—	128	—	—	—	—	128
Comprehensive loss:
Change in unrealized gain/loss on investments	—	—	—	—	—	—	—	(36)	—	(36)
Net loss	—	—	—	—	—	—	—	—	(42,909)	(42,909)

Comprehensive loss										(42,945)

Balance at December 31, 2005	—	—	19,442,616	$19	$210,681	$(158)	$(4,821)	$(136)	$(139,943)	$65,642

The accompanying notes are an integral part of these financial statements.

XENOPORT, INC.

STATEMENTS OF CASH FLOWS

	Year Ended December 31,
	2005	2004	2003
	(in thousands)

Operating activities
Net loss	$(42,909)	$(31,242)	$(25,331)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	2,095	2,234	1,932
Amortization of investment premiums	(141)	476	607
Amortization of deferred compensation	2,403	528	—
Stock-based compensation expense — employees	128	250	—
Stock-based compensation expense — consultants	369	181	57
Change in assets and liabilities:
Accounts receivable	1,299	(615)	2,411
Other current assets	(1,242)	105	(239)
Deposits and other assets	23	9	95
Notes receivable from employees	191	(191)	—
Accounts payable	1,365	519	254
Accrued compensation	334	896	83
Accrued preclinical and clinical costs	(1,020)	1,577	1,363
Other accrued liabilities	(537)	338	161
Deferred revenue	22,728	(2,750)	1,896
Deferred rent and other	55	497	445

Net cash used in operating activities	(14,859)	(27,188)	(16,266)

Investing activities
Purchases of investments	(102,023)	(49,482)	(33,386)
Proceeds from maturities of investments	55,989	42,228	21,778
Change in restricted investments	(36)	(149)	10
Purchases of property and equipment	(872)	(1,483)	(685)

Net cash used in investing activities	(46,942)	(8,886)	(12,283)

Financing activities
Proceeds from issuance of convertible preferred stock, net of issuance costs and exercise of warrants	61	61,462	—
Proceeds from issuance of common stock and exercise of stock options and warrants	48,284	731	88
Repurchases of common stock	(11)	(25)	(1)
Proceeds from equipment financing obligations	84	1,715	356
Payments on capital leases and equipment financing obligations	(1,083)	(2,548)	(2,455)

Net cash provided by (used in) financing activities	47,335	61,335	(2,012)

Net increase (decrease) in cash and cash equivalents	(14,466)	25,261	(30,561)
Cash and cash equivalents at beginning of period	36,554	11,293	41,854

Cash and cash equivalents at end of period	$22,088	$36,554	$11,293

Supplemental schedule of noncash investing and financing activities
Warrants issued in connection with equipment financing and facility lease arrangements	$—	$12	$—

Warrant issued in connection with a license agreement	$—	$28	$—

Warrants issued in connection with a preferred stock financing	$—	$2,806	$—

Issuance of common stock in exchange for notes receivable from stockholders	$402	$315	$—

Conversion of preferred stock to common stock upon initial public offering	$149,944	$—	$—

Issuance of common stock in a cashless exercise of a warrant	$12	$—	$—

Reclassification of the unvested portion of common stock from early exercises of stock options to a liability	$621	$767	$55

Vesting of common stock from early exercises of stock options	$452	$22	$12

Deferred stock compensation, net of forfeitures	$4,330	$3,422	$—

Stock dividends payable to preferred stockholders	$969	$97	$—

Supplemental disclosure of cash flow information
Interest paid	$187	$219	$393

The accompanying notes are an integral part of these financial statements.

XENOPORT, INC.

NOTES TO FINANCIAL STATEMENTS

1.	Organization and Summary of Significant Accounting Policies

Nature of Operations

XenoPort, Inc. (the Company) was incorporated in the state of Delaware on May 19, 1999. XenoPort is a biopharmaceutical company focused on developing a portfolio of internally discovered product candidates that utilize the body’s natural nutrient transporter mechanisms to improve the therapeutic benefits of drugs. Its facilities are located in Santa Clara, California.

On June 2, 2005, the Company completed its initial public offering of 5,000,000 shares of its common stock at a public offering price of $10.50 per share. Net cash proceeds from the initial public offering were approximately $46.3 million, after deducting underwriting discounts and commissions and other offering expenses. In connection with the closing of the initial public offering, all of the Company’s shares of convertible preferred stock outstanding at the time of the offering were automatically converted into 11,832,690 shares of common stock. The underwriters of the Company’s initial public offering were granted the right to purchase up to an additional 750,000 shares of the Company’s common stock to cover over-allotments, if any. On July 2, 2005, the underwriters partially exercised their over-allotment option and purchased an additional 9,569 shares of the Company’s common stock, and the Company received net cash proceeds of approximately $63,000, after deducting underwriting discounts and commissions and other estimated offering expenses.

Reverse Stock Split

On April 15, 2005, the Company filed an amended and restated certificate of incorporation with the Delaware Secretary of State effecting a 1-for-6 reverse split of the Company’s convertible preferred stock and common stock. All share and per share amounts have been retroactively restated in the accompanying financial statements and notes for all periods presented.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

Fair Value of Financial Instruments

The carrying amounts of certain of the Company’s financial instruments, including cash and cash equivalents and short-term investments, approximate fair value due to their short maturities. Based on borrowing rates currently available to the Company for loans and capital lease obligations with similar terms, the carrying value of the Company’s debt obligations approximates fair value.

Cash Equivalents and Short-Term Investments

The Company considers all highly liquid investments with original maturities of 90 days or less at the time of purchase to be cash equivalents, which consist of money market funds, U.S. government debt securities, corporate debt securities and a certificate of deposit.

Management determines the appropriate classification of securities at the time of purchase. All investments have been designated as available-for-sale. The Company views its available-for-sale portfolio as available for use in current operations. Accordingly, the Company has classified all investments as short-term, even though the stated maturity may be one year or more beyond the current balance sheet date. Available-for-sale securities are carried at fair value with unrealized gains and losses reported as a component of accumulated other comprehensive income (loss) in stockholders’ equity.

The amortized cost of securities is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization is included in interest income. Realized gains and losses and declines in value judged to be other-than-temporary on available-for-sale securities, if any, are recorded in interest income and expense. The cost of securities sold is based on the specific-identification method. Interest and dividends are included in interest income.

Restricted Investments

Under a facilities operating lease agreement, the Company is required to secure a letter of credit with cash or securities. At December 31, 2005 and 2004, the Company recorded $3,205,000 and $3,169,000, respectively, of restricted investments related to the letter of credit (see Note 6).

In connection with the Company’s license to use radioactive materials in its research facilities, it must maintain a $150,000 letter of credit with the Radiological Health Branch of the State of California. This requirement has been fulfilled through a certificate of deposit with a financial institution. The fair value of the secured amount of $152,000 and $150,000 was classified as restricted investments on the accompanying balance sheets at December 31, 2005 and 2004, respectively.

Concentrations of Risk

The Company invests cash that is not currently being used for operational purposes in accordance with its investment policy. The policy allows for the purchase of low risk debt securities issued by U.S. government agencies and very highly rated banks and corporations, subject to certain concentration limits. The maturities of these securities are maintained at no longer than 18 months. The Company believes its established guidelines for investment of its excess cash maintain safety and liquidity through its policies on diversification and investment maturity.

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, available-for-sale investment securities in high-credit quality debt securities issued by the U.S. government and government-sponsored enterprises and employee receivables. The carrying amounts of cash equivalents and available-for-sale investment securities approximate fair value due to their short-term nature. The carrying amounts of borrowings under the Company’s debt facilities approximate fair value based on the current interest rates for similar borrowing arrangements.

The Company is exposed to credit risk in the event of default by the institutions holding the cash and cash equivalents and available-for-sale securities to the extent of the amounts recorded on the balance sheets.

The Company does not currently own or operate manufacturing facilities, and the Company relies and expects to continue to rely on a small number of third-party compound manufacturers and active pharmaceutical ingredient formulators for the production of clinical and commercial quantities of product candidates. The Company does not have long-term agreements with any of these third parties, and the agreements with these parties are generally terminable at will by either party at any time. If, for any reason, these third parties are unable or unwilling to perform under these agreements or enter into new agreements, the Company may not be able to locate alternative manufacturers or formulators or enter into favorable agreements with them. Any inability to acquire sufficient quantities of the Company’s product candidates in a timely manner from these third parties could delay clinical trials and prevent the Company or its partners from developing and commercializing their product candidates in a cost-effective manner or on a timely basis. In particular, Teva Pharmaceutical Industries, Ltd., Lonza Ltd., Patheon Pharmaceuticals, Inc., Heumann Pharma GmbH and Cardinal Health PTS, LLC are all sole suppliers for various products used in the production of clinical and commercial product candidates.

Property and Equipment

Property and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the estimated useful lives of the respective assets, generally three to five years. Equipment under capital leases and leasehold improvements are amortized over their estimated useful lives or the remaining lease term, whichever is shorter.

Long-Lived Assets

The Company periodically assesses the impairment of long-lived assets in accordance with Statement of Financial Accounting Standards (SFAS) No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets.  The Company reviews long-lived assets, including property and equipment, for impairment whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable. If indicators of impairment exist, impairment loss would be recognized when estimated undiscounted future cash flows expected to result from the use of the asset and its eventual disposition is less than its carrying amount. The impairment charge is determined based on the excess of the carrying value of the asset over its fair value, with fair value determined based on an estimate of discounted future cash flows or other appropriate measure of fair value. Since inception, the Company has not recorded any impairment charges.

Revenue Recognition

Revenue arrangements with multiple deliverables are accounted for under the provisions of Emerging Issues Task Force (EITF) Issue No. 00-21, Revenue Arrangements with Multiple Deliverables, and are divided into separate units of accounting if certain criteria are met, including whether the delivered item has stand-alone value to the customer and whether there is objective and reliable evidence of fair value of the undelivered items in the arrangement. The consideration the Company receives is allocated among the separate units of accounting based on their respective fair values, and the applicable revenue recognition criteria, principally SEC Staff Accounting Bulletin (SAB) No. 104, Revenue Recognition in Financial Statements, are considered separately for each of the separate units.

Non-refundable, up-front payments received in connection with the research and development collaboration agreements, including license fees and technology access funding that is intended for the development of the Company’s core technology, are deferred and recognized ratably over the relevant periods specified in the agreement, generally either the research term or the expected commercial life of a product, as appropriate.

Revenue related to research services with the Company’s corporate collaborators is recognized as the services are performed over the period of the contract. Generally, the payments received are non-refundable and are based on a contractual cost per full-time equivalent employee working on the project. Costs associated with research and development revenue under the collaborative research agreements approximate or exceed such revenue and are included in research and development expenses. Deferred revenue is recorded when the Company does not incur the required level of effort during a specific period in comparison to funds received under the respective contracts.

The Company has been awarded grants under the National Institute of Standards and Technology-Advanced Technology Program and National Institutes of Health for various research and development projects. The terms of these grant agreements were generally up to three years with various termination dates, the last of which was February 2005. Revenue related to grants is recognized as related research and development expenses are incurred up to the limit of the prior approval funding amounts.

Research and Development

All research and development costs, including those funded by third parties, are expensed as incurred. Research and development costs consist of salaries, employee benefits, laboratory supplies, costs associated with clinical trials, including amounts paid to clinical research organizations, other professional services and facility costs.

Clinical Trials

The Company accrues and expenses costs for clinical trial activities performed by third parties based upon estimates of the percentage of work completed over the life of the individual study in accordance with agreements established with contract research organizations and clinical trial sites. The Company determines the estimates through discussion with internal clinical personnel and external service providers as to progress or stage of completion of trials or services and the agreed upon fee to be paid for such services. Costs of setting up clinical trial sites for participation in the trials are expensed immediately as research and development expenses. Clinical trial site costs related to patient enrollment are accrued as patients are entered into the trial and reduced by any initial payment made to the clinical trial site when the first patient is enrolled.

Stock-Based Compensation

The Company accounts for stock-based employee compensation arrangements using the intrinsic value method in accordance with the provisions of Accounting Principles Board Opinion (APB) No. 25, Accounting for Stock Issued to Employees, and Financial Accounting Standard Board Interpretation (FIN) No. 44, Accounting for Certain Transactions Involving Stock Compensation, an Interpretation of APB No. 25, and has adopted the disclosure only provisions of SFAS No. 123, Accounting for Stock-Based Compensation.

The following table illustrates the effect on net loss if the Company had applied the fair value recognition provisions of SFAS No. 123 to employee stock options. For purposes of pro forma disclosures, the estimated fair value of the options is assumed to be amortized to expense over the options’ vesting periods.

	Year Ended December 31,
	2005	2004	2003

Net loss, as reported	$(42,909)	$(31,242)	$(25,331)
Add: Stock-based employee compensation expense based on intrinsic value method	2,531	778	—
Less: Stock-based employee compensation expense determined under the fair value method for all awards	(5,245)	(1,726)	(351)

Pro forma net loss	(45,623)	(32,190)	(25,682)
Convertible preferred stock dividends	(969)	(97)	—

Pro forma loss applicable to common stockholders	$(46,592)	$(32,287)	$(25,682)

Loss per share applicable to common stockholders:
Basic and diluted, as reported	$(3.69)	$(25.51)	$(26.79)

Basic and diluted, pro forma	$(3.92)	$(26.28)	$(27.16)

During the years ended December 31, 2005 and 2004, certain stock options were granted with exercise prices that were below the estimated fair value of the common stock at the date of grant. Deferred stock compensation of $4,420,000 and $3,450,000 was recorded during the years ended December 31, 2005 and 2004, respectively, in accordance with APB No. 25, and will be amortized on a straight-line basis over the related vesting period of the options. During the years ended December 31, 2005 and 2004, the Company reversed $72,000 and $28,000, respectively, of deferred stock compensation due to forfeitures in connection with employee terminations. The Company recorded employee stock compensation expense associated with the amortization of deferred stock compensation of $2,403,000 and $528,000 for the years ended December 31, 2005 and 2004, respectively.

The expected future amortization expense for deferred stock compensation as of December 31, 2005 is as follows (in thousands):

2006	$1,747
2007	1,747
2008	1,327

$4,821

The fair value for the Company’s employee stock options was estimated at the date of grant using the Black-Scholes option valuation method with the following assumptions:

	Year Ended December 31,
	2005	2004	2003

Dividend yield	0%	0%	0%
Volatility for options	0.75	0.80	0.75
Volatility for Purchase Plan	0.46	—	—
Weighted-average expected life of options (years)	5	5	5
Weighted-average expected life of Purchase Plan rights (years)	0.5	—	—
Risk-free interest rate for options	4.05%	3.43%	2.97%
Risk-free interest rate for Purchase Plan rights	3.69%	—	—

Stock compensation arrangements to non-employees are accounted for in accordance with EITF No. 96-18, Accounting for Equity Instruments that Are Issued to Other than Employees for Acquiring, or in Conjunction with Selling, Goods or Services, using a fair value approach. The compensation costs of these options and warrants granted to non-employees, including lenders and consultants, are re-measured over the vesting terms as earned, and the resulting value is recognized as an expense over the period of services received or the term of the related financing.

In December 2004, the Financial Accounting Standards Board (FASB) issued SFAS No. 123R, Share-Based Payment (SFAS 123R), which is a revision of SFAS 123, Accounting for Stock Compensation, and supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and its related implementation guidance. SFAS 123R clarifies and expands SFAS 123’s guidance in several areas, including measuring fair value, classifying an award as equity or as a liability, and attributing compensation cost to reporting periods. Additionally, SFAS 123R amends FASB Statement No. 95, Statement of Cash Flows to require that excess tax benefits be reported as a financing cash inflow rather than as reduction of taxes paid. Beginning with the first quarter of 2006, the Company will be required to adopt SFAS 123R, and will recognize share-based compensation costs in its results of operations. The Company currently provides pro forma disclosures under SFAS 123 reflecting the effects of share-based compensation costs on the results of operations in the notes to consolidated financial statements (see above). Although such pro forma effects of applying SFAS 123 may be indicative of the effects of adopting SFAS 123R, the provisions of these two statements differ in some important respects. The actual effects of adopting SFAS 123R will be dependent on numerous factors including, but not limited to, levels of share-based payments granted in the future and the timing thereof; the valuation model chosen by the Company to value stock-based awards; the assumed award forfeiture rate; the accounting policies adopted concerning the method of recognizing the fair value of awards over the service period; and the transition method chosen for adopting SFAS 123R, which permits public companies to adopt its requirements using various methods, including the “modified prospective application method” and the “modified retrospective application method.” The Company plans to adopt SFAS 123R using the modified prospective application method and the Black-Scholes valuation model, and expects that the adoption of SFAS 123R will have a material impact on its results of operations subsequent to adoption.

Income Taxes

The Company utilizes the liability method of accounting for income taxes as required by SFAS No. 109, Accounting for Income Taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax reporting bases of assets and liabilities and are measured using enacted tax rates and laws that are expected to be in effect when the differences are expected to reverse. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized.

Comprehensive Loss

The Company displays comprehensive loss and its components as part of the statements of convertible preferred stock and stockholders’ deficit. Comprehensive loss is comprised of net loss and unrealized gains (losses) on available-for-sale securities.

Loss Per Share

Basic loss per share applicable to common stockholders is calculated by dividing the loss applicable to common stockholders by the weighted-average number of common shares outstanding for the period less the weighted-average unvested common shares subject to repurchase, without consideration for potential common shares. Diluted loss per share applicable to common stockholders is computed by dividing the loss applicable to common stockholders by the weighted-average number of common shares outstanding for the period less the weighted-average unvested common shares subject to repurchase and dilutive potential common shares for the period determined using the treasury-stock method. For purposes of this calculation, preferred stock, options to purchase stock and warrants are considered to be potential common shares and are only included in the calculation of diluted loss per share when their effect is dilutive.

	Year Ended December 31,
	2005	2004	2003

Historical
Numerator:
Loss applicable to common stockholders (in thousands)	$(43,878)	$(31,339)	$(25,331)

Denominator:
Weighted-average common shares outstanding	12,402,152	1,480,211	1,260,426
Less: Weighted-average unvested common shares subject to repurchase	(504,500)	(251,604)	(314,758)

Denominator for basic and diluted loss per share applicable to common stockholders	11,897,652	1,228,607	945,668

Basic and diluted loss per share allocable to common stockholders	$(3.69)	$(25.51)	$(26.79)

Historical outstanding dilutive securities not included in diluted loss per share applicable to common stockholders calculation
Preferred stock	—	11,749,361	7,604,950
Options to purchase common stock	1,623,893	1,260,053	793,385
Warrants outstanding	38,872	755,549	58,247

	1,662,765	13,764,963	8,456,582

Reclassifications

Certain reclassifications have been made to the prior year balances in order to conform to the current year period presentation. Approximately $791,000 of accrued bonuses classified as other accrued liabilities in the prior year are now classified as accrued compensation on the December 31, 2004 balance sheet. Also, approximately $358,000 of employee bonuses recognized as general and administrative expenses in the prior year are now recognized as research and development expenses in the statement of operations for the year ended December 31, 2004. These reclassifications did not impact previously reported total current liabilities or total operating expenses.

2.	Collaboration Revenue

In December 2002, the Company entered into a three-year collaboration with ALZA Corporation to discover, develop and commercialize pharmaceutical products that combine the Company’s active transport technologies and ALZA’s oral drug delivery technologies. Under the terms of the arrangement, ALZA agreed to pay the Company a non-refundable, up-front fee, research funding based upon levels of effort of full-time equivalent employees, as well as the potential to earn milestone payments and royalties. The agreement required the Company to devote a specified number of employees to the research efforts. In December 2004, pursuant to the terms of the agreement, ALZA notified the Company of its intent to conclude the research portion of the collaboration in March 2005. This notification did not impact any of the historical revenue recognized under the agreement. The termination occurred on March 22, 2005, and the Company recognized the remaining deferred revenue of $750,000 related to the non-refundable, up-front fee in 2005.

In November 2003, the Company entered into a two-year collaboration with Pfizer Inc to develop technologies that improve access of drugs to targets in the brain by exploiting active transport mechanisms in the cells that form the blood brain barrier. Under the terms of the arrangement, Pfizer agreed to pay the Company a non-refundable technology access fee and research funding fees paid quarterly in advance. At December 31, 2005, Pfizer had discharged all of its financial obligations under the terms of this agreement.

In December 2005, the Company entered into a license agreement with Astellas Pharma Inc. for exclusive rights in Japan and five other Asian countries to develop and commercialize XP13512, the Company’s lead product candidate. Under the terms of the agreement, Astellas was granted exclusive rights to develop and commercialize XP13512 in Japan, Korea, the Philippines, Indonesia, Thailand and Taiwan. The Company received an initial license payment of $25 million, which has been deferred and will be recognized on a straight-line basis over the expected patent life of XP13512. In addition, the Company is eligible to receive potential clinical and regulatory milestone payments totaling up to $60 million and will receive percentage-based royalties on any sales of XP13512 in the Astellas territory. The agreement also requires Astellas to source all product from the Company under a specified supply agreement. In the year ended December 31, 2005, the Company recognized revenue of $126,000 representing amortization of the up-front license payment under this arrangement. At December 31, 2005, $24.9 million of revenue was deferred under this arrangement, of which $1.5 million was classified within current liabilities and the remaining $23.4 million was recorded as a non-current liability.

The following table presents the Company’s total revenue that has been recognized pursuant to all of its collaborations (in thousands):

	Year Ended December 31,
	2005	2004	2003

ALZA	$1,895	$5,132	$5,053
Pfizer	2,646	3,750	104
Astellas	126	—	—

	$4,667	$8,882	$5,157

The Company’s collaboration revenue is primarily from its partnerships with ALZA and Pfizer. Revenue from ALZA represented 41%, 58% and 98% of the Company’s collaboration revenue for the years ended December 31, 2005, 2004 and 2003, respectively. Revenue from Pfizer represented 57%, 42% and 2% of the Company’s collaboration revenue for the years ended December 31, 2005, 2004 and 2003, respectively.

The Company’s accounts receivable balance is comprised of trade receivables from its collaborative research agreements and government grants. At December 31, 2005, 2004 and 2003, ALZA represented 0%, 91% and 56% of accounts receivable, respectively.

3.	Cash and Cash Equivalents, Short-Term Investments and Restricted Investments

The following are summaries of cash and cash equivalents, short-term investments and restricted investments (in thousands):

		Gross
		Unrealized	Estimated
	Cost	Losses	Fair Value

As of December 31, 2005:
Cash	$513	$—	$513
Money market funds	19,576	—	19,576
Government debt securities	28,451	(71)	28,380
Corporate debt securities	43,513	(64)	43,449
Certificate of deposit	3,205	—	3,205

	$95,258	$(135)	$95,123

Reported as:
Cash and cash equivalents			$22,088
Short-term investments			69,830
Restricted investments			3,205

			$95,123

		Gross
		Unrealized	Estimated
	Cost	Losses	Fair Value

As of December 31, 2004:
Cash	$2,748	$—	$2,748
Money market funds	33,806	—	33,806
Government debt securities	23,791	(100)	23,691
Certificate of deposit	3,169	—	3,169

	$63,514	$(100)	$63,414

Reported as:
Cash and cash equivalents			$36,554
Short-term investments			23,691
Restricted investments			3,169

			$63,414

At December 31, 2005 and 2004, the contractual maturities of investments held were less than one year. There were no gross realized gains or losses from sales of securities in the periods presented.

4.	Property and Equipment

Property and equipment consist of the following (in thousands):

	December 31,
	2005	2004

Laboratory equipment	$8,961	$8,412
Furniture and fixtures	281	319
Computer equipment and software	2,030	1,925
Leasehold improvements	1,961	1,754

	13,233	12,410
Less: Accumulated depreciation and amortization	(9,426)	(7,380)

Property and equipment, net	$3,807	$5,030

At December 31, 2005 and 2004, the cost of equipment under capital leases was $3,726,000.

5.	Employee Notes Receivable

At December 31, 2005 and 2004, the Company had outstanding full recourse notes receivable totaling $450,000 and $641,000, respectively, to employees and officers to finance the purchases of personal assets. The notes are secured by the deeds of trust on the residences of the employees and officers and require interest at rates ranging from 4.13% to 4.99% per annum. The principal and any accrued interest on the notes are payable on the earlier of termination of employment or seven years from the date of issuance. The maturity dates range from August 2008 to May 2009. Accrued interest is forgiven on each note’s anniversary date.

In August 2004, the Company issued a full recourse note receivable of $150,000 to an officer to finance the purchase of personal assets. The note is secured by a deed of trust on his residence and requires interest at the rate of 4.0% per annum. The principal and any accrued interest are payable on the earlier of termination of employment or August 2011. Accrued interest is forgiven on each anniversary date of the note. The principal and any accrued interest was required to be forgiven by the Company immediately prior to the filing by the Company of its first registration statement with the SEC under the Securities Act of 1933 and accordingly, on January 18, 2005, the $150,000, and related accrued interest of $2,000, was forgiven by the Company. Additionally, in relation to the $150,000 forgiven under this note, the Company made cash payments of $115,000 to satisfy amounts due by the officer to U.S. federal and state tax authorities.

6.	Commitments

Operating Leases

The Company has entered into an operating lease arrangement for office and laboratory space in Santa Clara, California. The Santa Clara operating lease, which commenced in December 2001, has an initial term of ten years, may be extended at the end of the term for two additional periods of five years each and contains contractual rent escalation over the life of the lease. The Company is recognizing rent expense evenly over the lease term. Deferred rent of $1,806,000 and $1,682,000 at December 31, 2005 and 2004, respectively, represents the difference between rent expense recognized and actual cash payments related to the Company’s operating lease.

In connection with the Santa Clara operating lease, the Company has entered into a letter of credit agreement in the amount of $3,000,000 with a financial institution that requires the Company, at its option, to secure the letter of credit with either $3,000,000 of cash or certificate of deposit, or securities with a fair market value of at least $3,750,000. The fair value of the certificate of deposit is presented as restricted investments on the balance sheet at $3,205,000 and $3,169,000 at December 31, 2005 and 2004, respectively. Under the terms of the operating lease agreement, provided that the Company has not been in default under the lease, the amount of the letter of credit will be reduced to $1,500,000 in December 2006. This letter of credit will be required until the termination of the lease.

In April 2004, the Company entered into a sublease agreement to rent out a portion of its facilities not in use. The sublease agreement provides for monthly rental income of $52,000 for the first year and $66,000 monthly rental income for the second year, with a one-year extension at the end of the two-year term. In 2005, the sub-tenant exercised its option to extend the lease for another year. The Company records the monthly sublease income as an offset to rent expense. Sublease income recorded for the years ended December 31, 2005 and 2004 was $744,000 and $416,000, respectively.

Rent expense, net of sublease income, was $2,972,000, $3,300,000 and $3,716,000 for the years ended December 31, 2005, 2004 and 2003, respectively.

Future minimum payments under all non-cancelable operating leases were as follows at December 31, 2005 (in thousands):

Year ending December 31,
2006	$3,711
2007	3,832
2008	3,956
2009	4,085
2010 and thereafter	8,199

Total minimum lease payments	$23,783

Capital Leases and Equipment Financing Obligations

In December 2001, the Company entered into an equipment financing arrangement for borrowings of up to $4,000,000. Obligations under the arrangement are secured by the assets financed. Interest is approximately 9.8%, and payments are made monthly over 36 months. In conjunction with this arrangement, the Company issued to the lender a warrant to purchase 21,332 shares of the Company’s Series B convertible preferred stock at $15.00 per share (see Note 7). At December 31, 2005 and 2004, the Company had fully utilized the borrowing capacity under this agreement. Amounts outstanding under this arrangement were $0 and $238,000 at December 31, 2005 and 2004, respectively.

In November 2002, the Company entered into another equipment financing arrangement for borrowings of up to $2,000,000. Obligations under the arrangement are secured by assets financed. Interest is approximately 8.26%, and payments under each draw are made monthly over 36 to 48 months. In conjunction with this arrangement, the Company issued to the lender a warrant to purchase 4,000 shares of the Company’s Series B convertible preferred stock at $15.00 per share (see Note 7). Borrowing capacity under the agreement expired in June 2003, thus at December 31, 2005 no funds were available for future draw down. Amounts outstanding under this arrangement were $211,000 and $430,000 at December 31, 2005 and 2004, respectively.

In July 2004, the Company entered into another equipment financing arrangement for borrowings of up to $1,800,000. Interest is based on a 36- or 48-month U.S. Treasury note yield plus 5.75% or 5.55%, respectively. Obligations under the arrangement are secured by assets financed, and repayment terms are monthly over 36 to 48 months. In conjunction with this arrangement, the Company issued to the lender a warrant to purchase 1,041 shares of the Company’s Series C convertible preferred stock at $15.00 per share (see Note 7). The arrangement expired in May 2005, thus at December 31, 2005 no funds were available for future draw down. At December 31, 2005 and 2004, $1,183,000 and $1,580,000, respectively, were outstanding under this arrangement.

At December 31, 2005, future minimum principal payments under equipment financing arrangements were as follows (in thousands):

Equipment
Financing
Arrangements

Year ending December 31,
2006	$714
2007	499
2008	176
2009	5

Total minimum payments required	1,394
Less: Current portion	(714)

Noncurrent portion	$680

In connection with the equipment financing arrangements, the Company is restricted from paying cash dividends or distributions on any equity with the exception of dividends payable solely in common stock.

Guarantees and Indemnifications

The Company, as permitted under Delaware law and in accordance with its bylaws, indemnifies its officers and directors for certain events or occurrences, subject to certain limits, while the officer or director is or was serving at the Company’s request in such capacity. The term of the indemnification period is for the officer’s or director’s lifetime. The Company may terminate the indemnification agreements with its officers and directors upon 90 days’ written notice, but termination will not affect claims for indemnification relating to events occurring prior to the effective date of termination. The maximum amount of potential future indemnification is unlimited; however, the Company has a director and officer insurance policy that limits its exposure and may enable it to recover a portion of any future amounts paid. The Company believes the fair value of these indemnification agreements is minimal. Accordingly, the Company had not recorded any liabilities for these agreements as of December 31, 2005.

Contingencies

From time to time, the Company may become involved in claims and other legal matters arising in the ordinary course of business. Management is not currently aware of any matters that will have a material adverse affect on the financial position, results of operations or cash flows of the Company.

7.	Stockholders’ Equity

Common Stock

At December 31, 2005 and 2004, the Company was authorized to issue 60,000,000 and 18,500,000 shares, respectively, of common stock.

Stockholders Rights Plan

On December 16, 2005, the Company adopted a preferred stock rights plan pursuant to which each share of common stock outstanding on January 13, 2006, and each subsequently issued share, will receive a non-taxable dividend. The dividend will confer the purchase right (a “right”) that confers the right to purchase one one-hundredth of a share of a new class of preferred stock and will be exercisable only if a person or group acquires 15% or more of the Company’s common stock or announces a tender offer for 15% or more of the Company’s common stock. If such a person acquires 15% or more of the Company’s common stock, all rights holders, except the 15% acquiror, will be entitled to acquire the Company’s common stock at a discount through the exercise of the preferred stock. The rights plan has been designed to discourage acquisitions of more than 15% of the Company’s common stock without negotiations with the board of directors. The rights expire on January 13, 2016. The rights will trade with the Company’s common stock, unless and until they are separated upon the occurrence of certain future events. The board of directors may terminate the rights plan at any time or redeem the rights prior to the time the rights are triggered.

Equity Incentive Plans

1999 Stock Plan

Under the terms of the 1999 Stock Plan (1999 Plan), options or stock purchase rights may be granted by the board of directors to employees, directors and consultants. Options granted may be either incentive stock options or non-statutory stock options. Incentive stock options may be granted to employees with exercise prices of no less than the fair value, and non-statutory options may be granted to employees, directors or consultants at exercise prices of no less than 85% of the fair value of the common stock on the grant date as determined by the board of directors. Options vest as determined by the board of directors, generally at the rate of 25% at the end of the first year, with the remaining balance vesting ratably over the next three years. Options granted under the 1999 Plan expire no more than ten years after the date of grant.

Stock purchased under stock purchase rights, in connection with the 1999 Plan, is subject to a repurchase option by the Company upon termination of the purchaser’s employment or services. The repurchase right lapses over a period of time as determined by the board of directors.

The 1999 Plan allows for the early exercise of options prior to vesting. In accordance with EITF No. 00-23, Issues Related to Accounting for Stock Compensation under APB Opinion No. 25 and FASB Interpretation No. 44, stock options granted or modified after March 21, 2002 that are subsequently exercised for cash prior to vesting are not deemed to be issued until those shares vest. Since March 21, 2002, the Company has issued an aggregate of 474,696 shares of common stock pursuant to the early exercise of stock options. As of December 31, 2005 and 2004, there were 405,012 and 448,793, respectively, of these shares issued subject to the Company’s right to repurchase at the original issuance price. The amounts received in exchange for these shares have been recorded as a liability for early exercise of stock options in the accompanying balance sheets and will be reclassified into equity as the shares vest.

Subsequent to the initial public offering of the Company’s stock in June 2005, no further options will be granted under the 1999 Plan. At the date of the initial public offering, the 134,542 shares remaining and available for future grant were cancelled.

2005 Equity Incentive Plan

In January 2005, the Company’s board of directors adopted the 2005 Equity Incentive Plan (2005 Plan). Under the terms of the 2005 Plan, options, stock purchase rights, stock bonus rights, stock appreciation rights and other stock awards and rights, may be granted by the board of directors to employees, directors and consultants. Options granted may be either incentive stock options or non-statutory stock options. Incentive stock options may be granted to employees with exercise prices of no less than the fair value, and non-statutory options may be granted to employees, directors or consultants at exercise prices of no less than 85% of the fair value of the common stock on the grant date as determined by the board of directors. Options vest as determined by the board of directors, generally at the rate of 25% at the end of the first year, with the remaining balance vesting ratably over the next three years. Options granted under the 2005 Plan expire no more than ten years after the date of grant. Stock purchase rights, stock bonus rights, stock appreciation rights and other stock awards and rights may be granted by the board of directors to employees, directors and consultants and may be subject to such terms and conditions as the Board deems appropriate, although such awards may not be granted with a purchase price below the par value of the stock. Under the terms of the 2005 Plan the maximum number of shares that may be issued shall not exceed the total of 2,000,000, plus any shares issuable from options previously granted from the 1999 Plan at the date of the Company’s initial public offering, plus an annual increase equal to the lesser of (i) 2.5% of the total number of common shares outstanding at the end of the preceding calendar year, and (ii) 2,000,000 common shares. At December 31, 2005, there were 1,669,900 shares remaining and available for future grant under the 2005 Plan.

2005 Non-Employee Directors’ Stock Option Plan

In January 2005, the Company’s board of directors adopted the 2005 Non-Employee Directors’ Stock Option plan (2005 Directors’ Plan), under which, non-statutory options are automatically granted to non-employee directors. Any individual who first becomes a non-employee director automatically receives an option to purchase 25,000 shares subject to vesting in four equal successive annual installments. Non-employee directors serving on the date of each annual meeting of stockholders beginning in 2006 will be granted an option to purchase 10,000 shares that are subject to 12 successive equal monthly installments measured from the grant date. Stock options may be granted at exercises prices no less than the fair value on the grant date and may expire no more than ten years after the date of grant. Under the terms of the 2005 Directors’ Plan the maximum number of shares that may be issued shall not exceed the total of 150,000, plus an annual increase equal to the excess of (i) the number of shares subject to options granted in the preceding calendar year, over (ii) the number of shares added back to the share reserve from cancellations, provided that such increase shall not exceed 150,000 shares. At December 31, 2005, there were 100,000 shares remaining and available for future grant under the 2005 Directors’ Plan.

Activity under the Company’s stock option plans, is as follows:

		Options Outstanding
	Shares		Weighted-
	Available		average
	for	Number	Exercise
	Grant	of Options	Price

Balance at December 31, 2002	399,324	473,327	$1.55
Shares authorized	500,000	—	—
Options granted	(349,362)	349,362	$2.25
Options canceled	2,831	(2,831)	$1.67
Options exercised	—	(26,473)	$2.30
Shares repurchased	1,169	—	$1.08

Balance at December 31, 2003	553,962	793,385	$1.84
Shares authorized	166,666	—	—
Options granted	(657,637)	657,637	$2.73
Options canceled	28,560	(28,560)	$2.32
Options exercised	—	(162,409)	$1.89
Shares repurchased	10,919	—	$2.33

Balance at December 31, 2004	102,470	1,260,053	$2.29
Shares authorized	2,566,666	—	—
Options granted	(868,594)	868,594	$9.12
Options canceled	99,204	(99,204)	$2.70
Options exercised	—	(405,550)	$2.77
1999 Plan termination	(134,542)	—	—
Shares repurchased	4,696	—	$2.29

Balance at December 31, 2005	1,769,900	1,623,893	$7.51

Details of the Company’s exercisable stock options under the 1999 Plan at December 31, 2005 is as follows:

	Options Outstanding and Exercisable
		Weighted-
		average
		Remaining	Weighted-
	Number of	Contractual	average
	Outstanding	Life	Exercise
Exercise Price	Options	(in years)	Price

$1.50-$5.00	842,008	7.88	$2.43
$5.01-$10.00	362,168	9.01	$6.07
$10.01+	42,217	9.42	$10.50

	1,246,393	8.26	$3.76

Details of the Company’s exercisable stock options under the 2005 Plan and the 2005 Directors’ Plan at December 31, 2005 is as follows:

	Options Outstanding			Options Exercisable
		Weighted-			Weighted-
		average			average
		Remaining	Weighted-		Remaining	Weighted-
	Number of	Contractual	average	Number of	Contractual	average
	Outstanding	Life	Exercise	Exercisable	Life	Exercise
Exercise Price	Options	(in years)	Price	Options	(in years)	Price

$10.39-$12.00	60,000	9.42	$10.39	30,000	9.42	$10.39
$12.01-$14.00	280,750	9.71	$13.29	10,129	9.57	$13.42
$14.01-$16.00	15,000	9.71	$15.63	—	—	—
$16.01+	21,750	9.90	$17.82	—	—	—

	377,500	9.67	$13.18	40,129	9.46	$11.15

The weighted-average grant date fair values of options granted in the years ended December 31, 2005, 2004 and 2003 were $13.66, $5.92 and $1.41 per share, respectively.

Employee Stock Purchase Plan

In January 2005, the Company’s board of directors adopted the 2005 Employee Stock Purchase Plan (the Purchase Plan), and the Company reserved a total of 250,000 shares of common stock for issuance under the Purchase Plan. In addition, the board of directors may increase the share reserve as of each January 1, from January 1, 2006 through January 1, 2015, by an amount not to exceed the lesser of (i) 1% of the total number of shares of common stock outstanding on December 31 of the preceding calendar year or (ii) 250,000 shares. The Purchase Plan permits eligible employees to purchase common stock at a discount through payroll deductions during defined offering periods. The price at which the stock is purchased is equal to the lower of 85% of the fair market value of the common stock at the beginning of an offering period or after a purchase period end. In the year ended December 31, 2005, 40,811 shares were purchased under the Purchase Plan.

Stock Options Granted to Non-Employees

The Company granted options to purchase 10,332, 24,997 and 4,999 shares of common stock to consultants during the years ended December 31, 2005, 2004 and 2003, respectively. Compensation expense related to the fair value of options granted to non-employees totaled $369,000, $255,000 and $32,000 for the years ended December 31, 2005, 2004 and 2003, respectively.

The fair value of options granted to non-employees during the years ended December 31, 2005, 2004 and 2003 were estimated using the Black-Scholes method with the following weighted-average assumptions: a dividend yield of zero; volatilities of 75%, 80%, and 75%, respectively; a maximum contractual life of ten years; and risk-free interest rates of 4.05%, 4.30% and 4.00%, respectively.

Restricted Stock Purchases

In 2000, three employees purchased 145,881 shares of common stock under restricted stock purchase agreements by means of full-recourse promissory notes that bore interest at a rate of 6.71% and were repaid in full in March 2005. In 2002, three employees purchased 104,998 shares of common stock under restricted stock purchase agreements by means of full-recourse promissory notes that bear interest at rates from 4.49% to 4.65% and are repayable in full in January and April 2007. Compensation expense resulting from the issuance of restricted stock in exchange for full-recourse promissory notes was not material. At December 31, 2005 and 2004, the principal outstanding relating to all notes was $158,000 and $245,000, respectively.

In September 2004, an officer acquired 149,999 shares of common stock under restricted stock purchase agreements for an aggregate purchase price of $900. Upon termination of employment, the shares are subject to a right of repurchase by the Company at the original purchase price of $0.006 per share. The Company’s repurchase rights lapse as follows: ratably on a monthly basis over a four-year period for 116,666 shares; and for 33,333 shares, 50% in March 2005 and 50% in September 2005. Total deferred compensation of $1,448,000, reflecting the difference between the fair value of the award and the purchase price on the date of purchase, was recorded for this arrangement and will be amortized as stock compensation expense as the shares vest. The Company recorded $496,000 and $201,000 of compensation expense related to this arrangement during the years ended December 31, 2005 and 2004, respectively.

Notes Receivable from Stockholders

In January 2002, the Company issued a non-recourse note receivable of $125,000 to an officer to finance the exercise of an option to purchase 83,333 shares of the Company’s common stock. The note is secured by the common stock and bears interest at the rate of 4.49% per annum. The principal and any accrued interest are payable in January 2007. The shares acquired are subject to repurchase by the Company at the original option price of $1.50 per share. The repurchase right lapses through July 2005. This stock compensation arrangement is a variable award under EITF No. 00-23, and compensation expense is recorded for shares that “vest” (no longer subject to repurchase) each period. The per share expense is calculated as the difference between fair value per share and the option price. The Company recorded compensation expense related to this arrangement of $128,000, $149,000 and $0 for the years ended December 31, 2005, 2004 and 2003, respectively. No shares and 10,417 shares remained subject to repurchase by the Company at December 31, 2005 and 2004, respectively.

In September 2004, the Company issued a non-recourse note receivable of $315,000 to an officer to finance the exercise of an option to purchase 116,665 shares of the Company’s common stock. The note was secured by the common stock and bore interest at the rate of 2.34% per annum. The principal and any accrued interest were payable on the earlier of termination of employment, immediately prior to the filing by the Company of its first registration statement with the SEC under the Securities Act of 1933 or September 2011. Accrued interest was forgivable on each anniversary date of the note. The options for 49,999 shares vest ratably on a monthly basis over a four-year period ending September 2008. The options for 66,666 shares cliff vest in September 2008, provided that 50% of the shares accelerated and vested in January 2005, and 50% of the shares will accelerate and vest at the time the Company achieves a market capitalization of $500 million. Unvested shares are subject to a right of repurchase by the Company upon the officer’s termination of employment at the original option price of $2.70 per share. This stock compensation arrangement is a variable award under EITF No. 00-23, and compensation expense is recorded for shares that “vest” (no longer subject to repurchase) each period. The per share expense is calculated as the difference between fair value per share and the option price. $1,372,000 of deferred compensation and $110,000 of expense related to this arrangement was recorded in 2004. In January 2005, this note was repaid in full, at which time the arrangement became a fixed award with the remaining deferred compensation being amortized on a straight-line basis over the related vesting period of the options. Prior to becoming a fixed award, compensation expense of $12,000 was recorded in January 2005 and an additional $331,000 charge was recorded in January 2005 related to the acceleration of vesting upon the filing of the first registration statement. The remaining deferred compensation will be amortized on a straight-line basis over the related vesting period of the options.

Warrants

In February 2000, in connection with an equipment capital lease agreement (see Note 6), the Company issued the lender a warrant to purchase an aggregate of 20,416 shares of the Company’s Series A preferred stock at $6.00 per share. The warrant was exercisable until March 2005 or the third anniversary of the effective date of the Company’s initial public offering, whichever is earlier. The fair value of the warrant, determined to be $62,000 using the Black-Scholes method, was recorded by the Company and will be recognized as additional interest expense over the term of the related debt. The assumptions used in calculating the fair value were as follows: a risk-free interest rate of 6%, a contractual term of five years, no dividend yield and a volatility factor of 0.50. Interest expense recognized during the years ended December 31, 2005, 2004 and 2003 related to this warrant was $13,000 in each year. In March 2005, the Company issued 10,208 shares of Series A preferred stock at $6.00 per share pursuant to the partial exercise of the warrant for cash. Also in March 2005, the Company issued 2,041 shares of Series A preferred stock in a cashless exercise of the remaining 10,208 shares underlying the warrant.

In November 2002, in connection with an equipment financing agreement, the Company issued the lender a warrant to purchase 4,000 shares of the Company’s Series B preferred stock at $15.00 per share. The warrant is exercisable until November 2012 or the seventh anniversary of the effective date of the Company’s initial public offering, whichever is earlier. The fair value of the warrant, determined to be $49,000 using the Black-Scholes method, was recorded by the Company and will be recognized as additional interest expense over the term of the related debt. The assumptions used in calculating the fair value were as follows: a risk-free interest rate of 4%, a contractual term of ten years, no dividend yield and a volatility factor of 0.75. Interest expense recognized during the years ended December 31, 2005, 2004 and 2003 related to this warrant was $12,000, $12,000 and $12,000, respectively.

In July 2004, in connection with an equipment financing agreement, the Company issued the lender a warrant to purchase 1,041 shares of the Company’s Series C preferred stock at $15.00 per share. The warrant is exercisable for ten years or up to the third anniversary of the effective date of the Company’s initial public offering, whichever is earlier. The fair value of the warrant, determined to be $12,000 using the Black-Scholes method, was recorded by the Company and will be recognized as additional interest expense over the term of the related debt. The assumptions used in calculating the fair value were as follows: a risk-free interest rate of 4%, a contractual term of ten years, no dividend yield and a volatility factor of 0.80. Interest expense recognized related to the warrant during the years ended December 31, 2005 and 2004 was $4,000 and $2,000, respectively.

In November 2004, in connection with an amendment to an agreement to license technology from a U.S. university, the Company issued to the licensor a warrant to purchase 2,500 shares of the Company’s common stock at $3.60 per share. The warrant was exercisable for three years or up to the effective date of the Company’s initial public offering, whichever is earlier. The fair value of the warrant, determined to be $28,000 using the Black-Scholes method, was recorded by the Company and will be recognized as additional research and development expense over the term of the related agreement. The assumptions used in calculating the fair value were as follows: a risk-free interest rate of 4.23%, a contractual term of three years, no dividend yield and a volatility factor of 0.80. Research and development expense recognized during the years ended December 31, 2005 and 2004 was $8,000 and $2,000, respectively. The original agreement was entered into on April 10, 2000 and, together with the amendment, is effective until the later of the last to expire patent within the patent rights licensed or ten years following the first commercial sale of licensed product. In exchange for annual license payments and certain milestone payments, the Company has exclusive rights including a right to grant sublicenses worldwide. The

Company recognizes the annual license fee as part of research and development expense. To date, the Company has not sublicensed the technology.

At December 31, 2005, 38,872 warrants were outstanding, of which 8,333 were exercisable at $6.00 per share and 30,539 were exercisable at $15.00 per share. The warrants expire at various dates from January 2007 to July 2014.

8.	Preferred Stock

Preferred Stock

At December 31, 2005 and 2004, the Company was authorized to issue 5,000,000 and 0 shares of preferred stock, respectively.

Convertible Preferred Stock

At December 31, 2005 and 2004, the Company was authorized to issue 0 and 12,308,734 shares of convertible preferred stock, respectively. Prior to their conversion into common stock on the close of the Company’s initial public offering, each share of Series D preferred stock, prior and in preference to any declaration or payment of any dividend on the Company’s Series A, Series B and Series C preferred stock and common stock, was entitled to receive dividends in shares of Series D preferred stock at the rate of $1.35 per share of Series D preferred stock per annum (as adjusted for stock splits, stock dividends or similar events with respect to such shares). The Series D preferred stock dividend was payable upon a liquidation event as defined in the stock purchase agreement and, accordingly, this dividend was paid at the close of the Company’s initial public offering, having been previously accrued on a straight-line basis. For the years ended December 31, 2005, 2004 and 2003, the Company recorded $969,000, $97,000 and $0, respectively, of convertible preferred stock dividend charge in its statement of operations. At the Company’s initial public offering, 71,080 shares of common stock were issued upon conversion of the preferred stock dividend.

9.	Income Taxes

There is no provision for income taxes because the Company has incurred operating losses. Deferred income taxes reflect the net tax effects of net operating loss and tax credit carryovers and temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax assets are as follows (in thousands):

	December 31,
	2005	2004

Net operating losses	$49,916	$33,155
Research credits	6,248	5,209
Capitalized research and development	1,845	2,779
Other	1,682	2,150

Total deferred tax assets	59,691	43,293
Valuation allowance	(59,691)	(43,293)

Net deferred tax assets	$—	$—

Realization of deferred tax assets is dependent upon future earnings, if any, the timing and amount of which are uncertain. Accordingly, the deferred tax assets have been fully offset by a valuation allowance. The valuation allowance increased by $16,449,000, $14,193,000 and $11,009,000 during 2005, 2004 and 2003, respectively.

As of December 31, 2005, the Company had net operating loss carry-forwards for federal income tax purposes of $126,852,000, which expire in the years 2019 through 2025, and federal research and development tax credits of $4,200,000, which expire in the years 2020 through 2025.

As of December 31, 2005, the Company had net operating loss carry-forwards for state income tax purposes of $96,025,000 which expire in the years 2009 through 2015, and state research and development tax credits of $3,150,000, which do not expire.

Utilization of the Company’s net operating loss and credit carry-forwards may be subject to substantial annual limitations due to the ownership change limitations provided by the Internal Revenue Code and similar state provisions. Such annual limitations could result in the expiration of the net operating loss and credit carry-forwards before utilization.

10.	Subsequent Events

Stockholders Rights Plan

On January 13, 2006, all stockholders of record received a non-taxable dividend pursuant to the stockholders rights plan. For additional details of this plan, see Note 7 to these financial statements.

XENOPORT, INC.

BALANCE SHEETS

	March 31,	December 31,
	2006	2005
	(unaudited)
	(in thousands, except per share amounts)

Current assets:
Cash and cash equivalents	$18,783	$22,088
Short-term investments	59,278	69,830
Accounts receivable	10,055	55
Other current assets	2,288	2,461

Total current assets	90,404	94,434
Property and equipment, net	3,583	3,807
Restricted investments	3,232	3,205
Employee notes receivable	450	450
Deposits and other assets	9	12

Total assets	$97,678	$101,908

Current liabilities:
Accounts payable	$470	$2,990
Accrued compensation	1,840	1,682
Accrued preclinical and clinical costs	5,022	1,920
Other accrued liabilities	704	608
Deferred revenue	10,606	1,515
Current portion of equipment financing obligations	692	714
Current portion of liability for early exercise of employee stock options	378	403

Total current liabilities	19,712	9,832
Deferred revenue	22,980	23,359
Deferred rent and other	1,880	1,807
Noncurrent portion of equipment financing obligations	524	680
Noncurrent portion of liability for early exercise of employee stock options	414	588
Commitments
Stockholders’ equity:
Common stock, $0.001 par value; 60,000 shares authorized, 19,565 shares and 19,442 shares issued and outstanding at March 31, 2006 and December 31, 2005, respectively	20	19
Additional paid-in capital	207,349	210,681
Notes receivable from stockholders	(158)	(158)
Deferred stock compensation	—	(4,821)
Accumulated other comprehensive loss	(122)	(136)
Accumulated deficit	(154,921)	(139,943)

Total stockholders’ equity	52,168	65,642

Total liabilities and stockholders’ equity	$97,678	$101,908

The accompanying notes are an integral part of these interim financial statements.

XENOPORT, INC.

STATEMENTS OF OPERATIONS

	Three Months
	Ended March 31,
	2006	2005
	(unaudited)
	(in thousands, except per share amounts)

Revenues:
Collaboration revenue	$1,288	$2,707
Grant revenue	—	86

Total revenues	1,288	2,793

Operating expenses:
Research and development	13,746	10,426
General and administrative	3,406	2,303

Total operating expenses	17,152	12,729

Loss from operations	(15,864)	(9,936)
Interest income	937	338
Interest expense	(51)	(71)

Net loss	(14,978)	(9,669)
Convertible preferred stock dividends	—	(563)

Loss applicable to common stockholders	$(14,978)	$(10,232)

Basic and diluted loss per share applicable to common stockholders	$(0.77)	$(5.82)

Shares used to compute basic and diluted loss per share applicable to common stockholders	19,516	1,759

The accompanying notes are an integral part of these interim financial statements.

XENOPORT, INC.

STATEMENTS OF CASH FLOWS

	Three Months
	Ended March 31,
	2006	2005
	(unaudited)
	(in thousands)

Operating activities
Net loss	$(14,978)	$(9,669)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	441	566
Amortization of investment premiums	137	(24)
Amortization of deferred compensation	—	892
Stock-based compensation expense — employees	1,104	68
Stock-based compensation expense — consultants	87	110
Change in assets and liabilities:
Accounts receivable	(10,000)	374
Other current assets	173	(1,553)
Deposits and other assets	3	6
Notes receivable from employees	—	191
Accounts payable	(2,520)	(447)
Accrued compensation	158	118
Accrued preclinical and clinical costs	3,102	991
Other accrued liabilities	96	(722)
Deferred revenue	8,712	(1,313)
Deferred rent and other	73	33

Net cash used in operating activities	(13,412)	(10,379)

Investing activities
Purchases of investments	(4,570)	(25,797)
Proceeds from maturities of investments	15,000	9,450
Change in restricted investments	(27)	(10)
Purchases of property and equipment	(218)	(178)

Net cash provided by (used in) investing activities	10,185	(16,535)

Financing activities
Proceeds from issuance of convertible preferred stock, net of issuance costs and exercise of warrants	—	61
Proceeds from issuance of common stock and exercise of stock options and warrants	102	1,117
Repurchases of common stock	(2)	(3)
Proceeds from equipment financing obligations	—	85
Payments on capital leases and equipment financing obligations	(178)	(369)

Net cash provided by (used in) financing activities	(78)	891

Net decrease in cash and cash equivalents	(3,305)	(26,023)
Cash and cash equivalents at beginning of period	22,088	36,554

Cash and cash equivalents at end of period	$18,783	$10,531

Supplemental schedule of noncash investing and financing activities
Issuance of common stock in a cashless exercise of a warrant	$—	$12

Reclassification of the unvested portion of common stock from early exercises of stock options to a liability	$—	$407

Vesting of common stock from early exercises of stock options	$199	$139

Deferred stock compensation, net of forfeitures	$—	$4,366

Stock dividends payable to preferred stockholders	$—	$563

The accompanying notes are an integral part of these interim financial statements.

XENOPORT, INC.

NOTES TO FINANCIAL STATEMENTS
(Unaudited)

1.	Organization and Summary of Significant Accounting Policies

Nature of Operations

XenoPort, Inc. (the Company) was incorporated in the state of Delaware on May 19, 1999. XenoPort is a biopharmaceutical company focused on developing a portfolio of internally discovered product candidates that utilize the body’s natural nutrient transporter mechanisms to improve the therapeutic benefits of drugs. Its facilities are located in Santa Clara, California.

Basis of Preparation

The accompanying financial statements as of March 31, 2006 and for the three months ended March 31, 2006 and 2005 are unaudited. These unaudited financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary to present fairly the Company’s financial position as of March 31, 2006 and results of operations for the three months ended March 31, 2006 and 2005 and cash flows for the three months ended March 31, 2006 and 2005. Certain reclassifications have been made to prior year balances in order to conform to the current period presentation. The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates. The results of operations for the three months ended March 31, 2006 are not necessarily indicative of the results to be expected for the year ending December 31, 2006 or for any other interim period or any other future year. For more complete financial information, these financial statements, and the notes hereto, should be read in conjunction with the audited financial statements for the year ended December 31, 2005 included in the Company’s annual report on Form 10-K.

Clinical Trials

The Company accrues and expenses costs for clinical trial activities performed by third parties based upon estimates of the percentage of work completed over the life of the individual study in accordance with agreements established with contract research organizations and clinical trial sites. The Company determines the estimates through discussions with internal clinical personnel and external service providers as to progress or stage of completion of trials or services and the agreed upon fee to be paid for such services. Costs of setting up clinical trial sites for participation in the trials are expensed immediately as research and development expenses. Clinical trial site costs related to patient enrollment are accrued as patients are entered into the trial and reduced by any initial payment made to the clinical trial site when the first patient is enrolled.

Recent Accounting Pronouncements

In December 2004, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 123R, Share-Based Payment (SFAS 123R), which is a revision of FASB SFAS No. 123, Accounting for Stock Compensation (SFAS 123), and supersedes Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees (APB 25), and its related implementation guidance. SFAS 123R clarifies and expands SFAS 123’s guidance in several areas, including measuring fair value, classifying an award as equity or as a liability, and attributing compensation cost to reporting periods. Additionally, SFAS 123R amends SFAS No. 95, Statement of Cash Flows, to require that excess tax benefits be reported as a financing cash inflow rather than as reduction of taxes paid. In March 2005, the SEC issued Staff Accounting Bulletin 107 (SAB 107), which provides the Staff’s views regarding interactions between SFAS 123R and certain SEC rules and regulations and provides interpretations of the valuation of share-based payments for public companies. The adoption of SFAS 123R in the quarter ended March 31, 2006, had a material impact on the Company’s statement of operations, financial position and statement of cash flows.

For more information on stock-based compensation costs during the three months ended March 31, 2006, refer to Note 5 — “Stock-Based Compensation.”

2.	Loss Per Share

Basic loss per share applicable to common stockholders is calculated by dividing the loss applicable to common stockholders by the weighted-average number of common shares outstanding for the period less the weighted-average unvested common shares subject to repurchase, without consideration for potential common shares. Diluted loss per share applicable to common stockholders is computed by dividing the loss applicable to common stockholders by the weighted-average number of common shares outstanding for the period less the weighted-average unvested common shares subject to repurchase and dilutive potential common shares for the period determined using the treasury-stock method. For purposes of this calculation, preferred stock, options to purchase stock and warrants are considered to be potential common shares and are only included in the calculation of diluted loss per share when their effect is dilutive.

	Three Months
	Ended March 31,
	2006	2005
	(in thousands)

Numerator:
Loss applicable to common stockholders	$(14,978)	$(10,232)

Denominator:
Weighted-average common shares outstanding	19,870	2,302
Less: Weighted-average unvested common shares subject to repurchase	(354)	(543)

Denominator for basic and diluted loss per share applicable to common stockholders	19,516	1,759

Basic and diluted loss per share applicable to common stockholders	$(0.77)	$(5.82)

Historical outstanding dilutive securities not included in diluted loss per share applicable to common stockholders calculation
Preferred stock	—	11,762
Options to purchase common stock	2,031	1,403
Warrants outstanding	39	464

	2,070	13,629

3.	Comprehensive Loss

The Company displays comprehensive loss and its components as part of the annual statement of stockholders’ equity. Comprehensive loss is comprised of net loss and unrealized gains and losses on available-for-sale securities. Total comprehensive loss for the three months ended March 31, 2006 and 2005 was as follows:

	Three Months
	Ended March 31,
	2006	2005
	(in thousands)

Net loss	(14,978)	(9,669)
Change in unrealized gain (loss) on available-for-sale securities	13	9

	$(14,965)	$(9,660)

4.	Cash and Cash Equivalents, Short-Term Investments and Restricted Investments

The following are summaries of cash and cash equivalents, short-term investments and restricted investments (in thousands):

		Gross
		Unrealized	Estimated
	Cost	Losses	Fair Value

As of March 31, 2006:
Cash	$3,735	$—	$3,735
Money market funds	12,048	—	12,048
Government debt securities	14,429	(86)	14,343
Corporate debt securities	47,971	(36)	47,935
Certificate of deposit	3,232	—	3,232

	$81,415	$(122)	$81,293

Reported as:
Cash and cash equivalents			$18,783
Short-term investments			59,278
Restricted investments			3,232

			$81,293

		Gross
		Unrealized	Estimated
	Cost	Gains	Fair Value

As of December 31, 2005:
Cash	$513	$—	$513
Money market funds	19,576	—	19,576
Government debt securities	28,451	(71)	28,380
Corporate debt securities	43,513	(64)	43,449
Certificate of deposit	3,205	—	3,205

	$95,258	$(135)	$95,123

Reported as:
Cash and cash equivalents			$22,088
Short-term investments			69,830
Restricted investments			3,205

			$95,123

At March 31, 2006 and December 31, 2005, the contractual maturities of investments held were less than one year. There were no gross realized gains or losses from sales or maturities of securities in the periods presented.

5.	Stock-Based Compensation

Effective January 1, 2006, the Company adopted the provisions of SFAS 123R. SFAS 123R establishes accounting for stock-based awards exchanged for employee services. Accordingly, for stock options and stock purchase rights granted under the 2005 Employee Stock Purchase Plan (the Purchase Plan), stock-based compensation cost is measured at grant date, based on the fair value of the award, and is recognized as expense over the requisite employee service period. The Company previously applied APB 25 and related interpretations and provided the required pro forma disclosures of SFAS 123.

1999 Stock Plan

Under the terms of the 1999 Stock Plan (1999 Plan), options or stock purchase rights were granted by the board of directors to employees, directors and consultants. Options granted were either incentive stock options or non-statutory stock options. Incentive stock options were granted to employees with exercise prices of no less than the fair value, and non-statutory options were granted to employees, directors or consultants at exercise prices of no less than 85% of the fair value of the common stock on the grant date as determined by the board of directors. Options vest as determined by the board of directors, generally at the rate of 25% at the end of the first year, with the remaining balance vesting ratably over the next three years. Options granted under the 1999 Plan expire no more than ten years after the date of grant.

Stock purchased under stock purchase rights, in connection with the 1999 Plan, is subject to a repurchase option by the Company upon termination of the purchaser’s employment or services. The repurchase right lapses over a period of time as determined by the board of directors.

The 1999 Plan allows for the early exercise of options prior to vesting. The amounts received in exchange for these shares have been recorded as a liability for early exercise of stock options in the accompanying balance sheets and will be reclassified into equity as the shares vest.

Subsequent to the initial public offering of the Company’s stock in June 2005, no further options will be granted under the 1999 Plan.

2005 Equity Incentive Plan

In January 2005, the Company’s board of directors adopted the 2005 Equity Incentive Plan (2005 Plan). Under the terms of the 2005 Plan, options, stock purchase rights, stock bonus rights, stock appreciation rights and other stock awards and rights, may be granted by the board of directors to employees, directors and consultants. Options granted may be either incentive stock options or non-statutory stock options. Incentive stock options may be granted to employees with exercise prices of no less than the fair value, and non-statutory options may be granted to employees, directors or consultants at exercise prices of no less than 85% of the fair value of the common stock on the grant date as determined by the board of directors. Options vest as determined by the board of directors, generally at the rate of 25% at the end of the first year, with the remaining balance vesting ratably over the next three years. Options granted under the 2005 Plan expire no more than ten years after the date of grant. Stock purchase rights, stock bonus rights, stock appreciation rights and other stock awards and rights may be granted by the board of directors to employees, directors and consultants and may be subject to such terms and conditions as the board of directors deems appropriate, although such awards may not be granted with a purchase price below the par value of the stock. Under the terms of the 2005 Plan, the maximum number of shares that may be issued shall not exceed the total of 2,000,000, plus any shares issuable from options previously granted from the 1999 Plan at the date of the Company’s initial public offering, plus an annual increase equal to the lesser of (i) 2.5% of the total number of common shares outstanding at the end of the preceding calendar year, and (ii) 2,000,000 common shares. At March 31, 2006 and December 31, 2005, there were 1,636,874 and 1,669,900 shares, respectively, remaining and available for future grant under the 2005 Plan.

2005 Non-Employee Directors’ Stock Option Plan

In January 2005, the Company’s board of directors adopted the 2005 Non-Employee Directors’ Stock Option plan (2005 Directors’ Plan), under which, non-statutory options are automatically granted to non-employee directors. Any individual who first becomes a non-employee director automatically receives an option to purchase 25,000 shares subject to vesting in four equal successive annual installments. Non-employee directors serving on the date of each annual meeting of stockholders beginning in 2006 will be granted an option to purchase 10,000 shares that are subject to 12 successive equal monthly installments measured from the grant date. Stock options may be granted at exercises prices no less than the fair value on the grant date and may expire no more than ten years after the date of grant. Under the terms of the 2005 Directors’ Plan, the maximum number of shares that may be issued shall not exceed the total of 150,000, plus an annual increase equal to the excess of (i) the number of shares subject to options granted in the preceding calendar year, over (ii) the number of shares added back to the share reserve from cancellations, provided that such increase shall not exceed 150,000 shares. At March 31, 2006 and December 31, 2005, there were 150,000 and 100,000 shares, respectively, remaining and available for future grant under the 2005 Directors’ Plan.

Prior to the Adoption of SFAS 123R

Prior to the adoption of SFAS 123R, the Company accounted for stock-based employee compensation arrangements using the intrinsic value method in accordance with the provisions of APB 25, and related interpretations, and provided the disclosures required under SFAS 123, as amended by SFAS No. 148, Accounting for Stock-Based Compensation — Transition and Disclosures. Prior to the Company’s initial public offering in June 2005, the Company had granted certain stock options with exercise prices that were below the estimated fair value of the common stock at the date of grant. During the three months ended March 31, 2005, the Company recorded employee stock-based compensation expense associated with the amortization of deferred stock compensation of $892,000.

The following table illustrates the effects on net loss if the Company had applied the fair value recognition provisions of SFAS 123 to employee stock options.

Three Months
Ended
March 31, 2005
(in thousands)

Net loss, as reported	$(9,669)
Add: Stock-based employee compensation expense based on intrinsic value method	960
Less: Stock-based employee compensation expense determined under the fair value method for all awards	(1,196)

Pro forma net loss	(9,905)
Convertible preferred stock dividends	(563)

Pro forma loss applicable to common stockholders	$(10,468)

Loss per share applicable to common stockholders:
Basic and diluted, as reported	$(5.82)

Basic and diluted, pro forma	$(5.95)

Impact of the Adoption of SFAS 123R

The Company elected to adopt SFAS 123R using the modified prospective application method which was applied to the unvested portion of options granted prior to January 1, 2006 and all options granted after January 1, 2006. Accordingly, during the three months ended March 31, 2006, the Company recorded stock-based compensation expense totaling the amount that would have been recognized had the fair value method been applied since the effective date of SFAS 123. Previously reported amounts have not been restated. The effect of recording stock-based compensation under SFAS 123R for the three-month period ended March 31, 2006 was as follows:

Three Months
Ended
March 31, 2006
(in thousands)

Stock-based compensation by type of award:
Employee stock options	$1,030
Purchase Plan	74
Non-employee stock options	87

Total stock-based compensation	$1,191

Effect on basic and diluted loss per share applicable to common stockholders	$(0.06)

Upon the adoption of SFAS 123R on January 1, 2006, the Company reversed all of the existing balance of deferred stock compensation of $4,821,000 with a corresponding reduction in additional paid-in capital.

As of January 1, 2006, the Company had an unrecorded deferred stock compensation balance related to stock options of $4,703,000 before estimated forfeitures, which were not significant. In the Company’s pro forma disclosures prior to the adoption of SFAS 123R, the Company accounted for forfeitures upon occurrence. SFAS 123R requires forfeitures to be estimated at the time of grant and revised if necessary in subsequent periods if actual forfeitures differ from those estimates.

During the three months ended March 31, 2006, the Company granted stock options to purchase approximately 531,800 shares of common stock with an estimated total grant-date fair value of $5,216,000 and a weighted-average grant-date fair value of $9.81. Of this amount, the Company estimated that the stock-based compensation for the awards not expected to vest was $3,000. During the three months ended March 31, 2006, the Company recorded stock-based compensation related to stock options and the Purchase Plan of $1,104,000. The total intrinsic value of options exercised during the three months ended March 31, 2006 was $782,000, and the total cash received by the Company for the exercise of these options was $102,000.

As of March 31, 2006, the total compensation cost related to unvested awards not yet recognized was $8,886,000. This amount will be recognized over an estimated weighted-average amortization period of three years.

Details of the Company’s non-cash stock-based compensation are as follows:

	Three Months
	Ended March 31,
	2006	2005
	(in thousands)

Research and development	$574	$218
General and administrative	530	674

	$1,104	$892

Valuation Assumptions

In connection with the adoption of SFAS 123R, the Company reassessed its valuation method and related assumptions. The Company estimates the fair value of stock options and stock purchase rights using a Black-Scholes valuation model, consistent with the provisions of SFAS 123R, SAB 107 and with the method used to compute the Company’s prior period pro forma disclosures of loss available to common stockholders, including stock-based compensation (determined under a fair value method as prescribed by SFAS 123). The fair value of each option grant is estimated on the date of grant using the Black-Scholes option valuation model, the single-option allocation method and the straight-line attribution approach with the following weighted-average assumptions:

	Three Months
	Ended March 31,
	2006	2005
	(in thousands)

Dividend yield	0%	0%
Volatility for options	0.75	0.80
Volatility for Purchase Plan rights	0.46	—
Weighted-average expected life of options (years)	5	5
Weighted-average expected life of Purchase Plan rights (months)	6	—
Risk-free interest rate for options	4.55%	4.30%
Risk-free interest rate for Purchase Plan rights	3.69%	—

As of March 31, 2005, no shares had been issued under the Purchase Plan.

SFAS 123R requires the use of option pricing models that were not developed for use in valuing employee stock options. The Black-Scholes option-pricing model was developed for use in estimating the fair value of short-lived exchange traded options that have no vesting restrictions and are fully transferable. In addition, option-pricing models require the input of highly subjective assumptions, including the option’s expected life and the price volatility of the underlying stock. Both the expected stock price volatility and the weighted-average expected life assumptions were determined using data obtained from similar entities, taking into consideration factors such as industry, stage of life cycle, size and financial leverage. The risk-free interest rate input is based on the U.S. Treasury yield curve in effect at the time of grant. Prior to the adoption of SFAS 123R, the Company had also used this approach in calculating its expected stock price volatility, weighted-average expected life and risk-free interest rate assumptions.

Stock Option Plans

The Company has granted stock options and stock purchase rights under the 1999 Plan, the 2005 Plan and the 2005 Directors’ Plan. Subsequent to the Company’s initial public offering in June 2005, no further options will be granted under the 1999 Plan.

The following table summarizes the combined activity under the equity incentive plans for the indicated periods:

		Options Outstanding
			Weighted-
	Shares		average
	Available	Number	Exercise
	for Grant	of Options	Price

Balance at December 31, 2003	553,962	793,385	$1.84
Shares authorized	166,666	—	—
Options granted	(657,637)	657,637	$2.73
Options canceled	28,560	(28,560)	$2.32
Options exercised	—	(162,409)	$1.89
Shares repurchased	10,919	—	$2.33

Balance at December 31, 2004	102,470	1,260,053	$2.29
Shares authorized	2,566,666	—	—
Options granted	(868,594)	868,594	$9.12
Options canceled	99,204	(99,204)	$2.70
Options exercised	—	(405,550)	$2.77
1999 Plan termination	(134,542)	—	—
Shares repurchased	4,696	—	$2.29

Balance at December 31, 2005	1,769,900	1,623,893	$7.51
Shares authorized	546,224	—	—
Options granted	(531,800)	531,800	$15.30
Options canceled	7,793	(7,793)	$10.05
Options exercised	—	(116,318)	$2.07
1999 Plan termination	(6,043)	—	—
Shares repurchased	800	—	$2.52

Balance at March 31, 2006	1,786,874	2,031,582	$9.85

Details of the Company’s exercisable stock options under the 1999 Plan at March 31, 2006, are as follows:

	Options Outstanding and Exercisable
		Weighted-
		average
		Remaining	Weighted-
	Number of	Contractual	average
	Outstanding	Life	Exercise
Exercise Price	Options	(in years)	Price

$1.50-$5.00	732,372	7.54	$2.46
$5.01-$10.00	351,063	8.77	$6.05
$10.01+	42,117	9.17	$10.50

	1,125,552	7.98	$3.88

Details of the Company’s exercisable stock options under the 2005 Plan and the 2005 Directors’ Plan at March 31, 2006 are as follows:

	Options Outstanding			Options Exercisable
		Weighted-			Weighted-
		average			average
		Remaining	Weighted-		Remaining	Weighted-
	Number of	Contractual	average	Number of	Contractual	average
	Outstanding	Life	Exercise	Exercisable	Life	Exercise
Exercise Price	Options	(in years)	Price	Options	(in years)	Price

$10.39-$12.00	60,000	9.17	$10.39	45,000	9.17	$10.39
$12.01-$14.00	279,000	9.46	$13.29	24,531	9.32	$13.42
$14.01-$16.00	511,480	9.83	$15.02	19,091	9.84	$15.00
$16.01-$18.00	8,550	9.59	$16.95	46	9.72	$17.24
$18.01-$20.00	41,500	9.86	$18.93	—	—	—
$20.01+	5,500	9.99	$22.41	—	—	—

	906,030	9.67	$14.42	88,668	9.36	$12.22

The aggregate intrinsic value of all options outstanding at March 31, 2006 was $28.6 million based on a closing stock price of $22.64.

A summary of the Company’s unvested shares as of March 31, 2006, and changes during the three-month period ended March 31, 2006, is as follows:

		Weighted-
		average
		Grant Date
	Shares	Fair Value

Unvested at January 1, 2006	1,286,694	$6.52
Options granted	531,800	$15.30
Options cancelled	(5,850)	$9.24
Options vested	(175,122)	$6.15

Unvested at March 31, 2006	1,637,522	$9.40

Employee Stock Purchase Plan

As of March 31, 2006, the Company has reserved a total of 448,490 shares of common stock for issuance under the Purchase Plan. In addition, the board of directors may increase the share reserve as of each January 1, from January 1, 2006 through January 1, 2015, by an amount not to exceed the lesser of (i) 1% of the total number of shares of common stock outstanding on December 31 of the preceding calendar year or (ii) 250,000 shares. The Purchase Plan permits eligible employees to purchase common stock at a discount through payroll deductions during defined offering periods. The price at which the stock is purchased is equal to the lower of 85% of the fair market value of the common stock at the beginning of an offering period or after a purchase period ends. During the three months ended March 31, 2006, no shares were purchased under the Purchase Plan.

Restricted Stock

In September 2004, an officer acquired 149,999 shares of common stock under restricted stock purchase agreements for an aggregate purchase price of $900. Upon termination of employment, 116,666 of these shares are subject to a right of repurchase by the Company at the original purchase price of $0.006 per share. The Company’s repurchase right lapses ratably on a monthly basis over a four-year period for 116,666 shares. Total deferred compensation of $1,448,000, reflecting the difference between the fair value of the award and the purchase price on the date of purchase, was recorded for this arrangement of which $697,000 had been amortized as stock-based compensation expense prior to December 31, 2005. Upon adoption of SFAS 123R, the remaining unamortized deferred compensation of $751,000 was reversed as part of the $4,821,000 reversal explained above under Impact of the Adoption of SFAS 123R. The Company recorded $21,000 and $151,000 of compensation expense related to this arrangement during the three months ended March 31, 2006 and 2005, respectively.

Non-Employee Awards

Stock compensation arrangements to non-employees are accounted for in accordance with Emerging Issues Task Force (EITF) No. 96-18, Accounting for Equity Instruments that Are Issued to Other than Employees for Acquiring, or in Conjunction with Selling, Goods or Services, using a fair value approach estimated using the Black-Scholes option valuation model. During the three months ended March 31, 2006 and 2005, the assumptions used in the valuation were as follows: a dividend yield of zero; volatilities of 75% and 80%, respectively; a maximum contractual life of ten years; and risk-free interest rates of 4.55% and 4.30%, respectively. The compensation costs of these options granted to non-employees, are re-measured over the vesting terms as earned, and the resulting value is recognized as an expense over the period of services received or the term of the related financing. At March 31, 2006, 10,332 non-employee options and 38,872 warrants were outstanding at exercise prices ranging from $2.70 to $15.00.